FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of July 2007.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Annual Securities Report pursuant to the Securities and Exchange Law of Japan for the fiscal year ended March 31, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: July 27, 2007	By:	/s/ Toshio Hirota
Toshio Hirota
Executive Managing Director

On June 28, 2007, Nomura Holdings, Inc. filed its Annual Securities Report for the year ended March 31, 2007 with the Director of the Kanto Local Finance Bureau of the Ministry of Finance pursuant to the Securities and Exchange Law of Japan.

Information furnished on this form includes;

I.	Executive summary of the Annual Securities Report, and

II.	English language translation of certain items disclosed in the Annual Securities Report.

EXHIBIT I

Annual Securities Report Pursuant to The Securities and Exchange Law of Japan For The Fiscal Year Ended March 31, 2007

Page
2. Stand-alone Financial Statements	144

(1) Stand-alone Financial Statements	144
A. Balance Sheet	144
B. Income Statement	147
C. Unconsolidated Statement of Changes in Net Assets	149
D. Appropriation of Non-consolidated Retained Earnings	150
Significant Accounting Policies	151
Change in Accounting	153
Change in Representation	154
Notes to the Financial Statements	155
Significant Subsequent Events	161
Supplementary Information

(2) Major Assets and Liabilities

(3) Others	161

Item 6. Information on Share Handling, etc.

Item 7. Reference Information

PART II Information on Guarantor of the Company

Item 1. Information on Guarantor

Item 2. Information on Corporations Other than Guarantor

Item 3. Information on Index

Report of Independent Auditors	162

Note:	1.	Translation for the underlined items are attached to this form as below.
2.

The U.S. dollar amounts, which are not displayed in the Annual Securities Report, are included on the consolidated financial statements, and those notes on this form solely for the convenience of the reader and have been translated at the rate of ¥117.56 = U.S. $1, the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2007. This translation should not be construed to imply that the Yen amounts actually represent, or have been or could be converted into, equivalent amounts in U.S. dollars.

EXHIBIT II

PART I Corporate Information

Item 1. Information on Company and Its Subisidearies and Affiliates

1. Selected Financial Data.

(1) Selected consolidated financial data for the latest five fiscal years.

Year ended March 31	2003		2004		2005	2006	2007
Total revenue (Mil yen)	807,651		1,045,936		1,126,237	1,792,840	2,049,101
Net revenue (Mil yen)	566,274		803,103		799,190	1,145,650	1,091,101
Income from continuing operations before income taxes and cumulative effect of accounting change (Mil yen)	47,409		282,676		204,835	445,600	321,758
Net income (Mil yen)	119,913		172,329		94,732	304,328	175,828
Shareholders’ equity (Mil yen)	1,642,328		1,785,688		1,868,429	2,063,327	2,185,919
Total assets (Mil yen)	21,169,446		29,752,966		34,488,853	35,026,035	35,873,374
Shareholders’ equity per share (Yen)	846.40		919.67		962.48	1,083.19	1,146.23
Net income per share (Yen)	61.26		88.82		48.80	159.02	92.25
Net income per share—diluted (Yen)	61.26		88.82		48.77	158.78	92.00
Shareholders’ equity as a percentage of total assets (%)	7.8		6.0		5.4	5.9	6.1
Return on shareholders’ equity (%)	7.39		10.05		5.18	15.48	8.28
Price/earnings ratio (times)	20.16		21.34		30.74	16.51	26.61
Cash flows from operating activities from continuing operations (Mil yen)	133,892		(57,125)		(360,780)	(565,214)	(1,627,156)
Cash flows from investing activities from continuing operations (Mil yen)	120,851		20,971		(103,443)	(4,678)	(533,813)
Cash flows from financing activities from continuing operations (Mil yen)	(11,189)		201,267		448,531	829,219	1,568,703
Cash and cash equivalents at end of the year (Mil yen)	491,237		637,372		585,115	991,961	410,028
Number of staffs	12,060		13,987		14,344	14,668	16,145
[Average number of temporary staffs, excluded from above]	[3,062	]	[3,107	]	[3,563 ]	[3,779 ]	[4,434 ]

(Notes)

1	The selected financial data were stated in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”).
2	Effective with the year ended March 31, 2007, cash flows from loans receivable at banks were reported as investing activities which had been in prior years classified as operating activities and cash flows from deposits received at banks were reported as financing activities which had been in prior years classified as operating activities. All prior year amounts have been reclassified to conform to the current year presentation. The amounts previously reported are as follows:

Year ended March 31	2003	2004	2005	2006
Cash flows from operating activities from continuing operations (Mil yen)	31,706	(78,375)	(278,929)	(566,327)
Cash flows from investing activities from continuing operations (Mil yen)	134,053	45,471	(121,824)	27,439
Cash flows from financing activities from continuing operations (Mil yen)	(22,205)	198,017	385,061	798,215

3	In accordance with SFAS No.144, “ Accounting for the Impairment or Disposal of Long-Lived Assets,” income from the operations that were reclassified to discontinued operations during the year ended March 31, 2006 are separately reported as income from discontinued operations, and such amounts of the previous years were not significant.

4	In accordance with SFAS No.144, “ Accounting for the Impairment or Disposal of Long-Lived Assets,” cash flows from the operations that were reclassified to discontinued operations during the year ended March 31, 2006 are separately reported as cash flows from discontinued operations. Such reclassification have been made in “ Cash flows from investing activities from continuing operations ” and “ Cash and cash equivalents at end of the year ”. The amounts previously reported are as follows:

Year ended March 31	2005
Cash flows from investing activities from continuing operations (Mil yen)	(32,564)
Cash and cash equivalents at end of the year (Mil yen)	724,637

5	Changes in the fair value of derivatives that are economically used to hedge non - trading assets and liabilities, but that do not meet the criteria in SFAS No.133 to qualify as an accounting hedge, are reported in current period earnings as either net gain on trading, interest revenue, or interest expenses, depending on the nature of the transaction. Effective with the year ended March 31, 2005 changes in the fair value of both the embedded derivative and related economic hedges are netted. Such amounts previously reported reclassified to conform to the current year presentation. The amounts previously reported are as follows:

Year ended March 31	2003	2004
Total revenue (Mil yen)	840,919	1,099,546

6	Effective with the year ended March 31, 2005, changes in Other secured borrowings which were previously included in Cash flows from financing activities from continuing operations are included in Cash flows from operating activities from continuing operations. Such reclassification have been made in “ Cash flows from operating activities from continuing operations ” and “ Cash flows from financing activities from continuing operations ” . The amounts previously reported are as follows:

Year ended March 31	2003	2004
Cash flows from operating activities from continuing operations (Mil yen)	34,113	(1,825,894)
Cash flows from financing activities from continuing operations (Mil yen)	(24,612)	1,945,536

7	The consumption tax and local consumption tax on taxable transaction are accounted for based on the tax exclusion method.
8	The number of staffs for the year ended March 31, 2003 does not include Financial Advisors with fixed-term employment contract and Saving Advisors.
9	In addition to above, the number of staffs in investee companies of private equity investment which were consolidated as subsidiaries on consolidated financial statement as of March 31, 2007 were 6,812 and average number of temporary staffs in those investee companies were 1,556.

(2)	Selected stand alone financial data for the latest five fiscal years

Year ended March 31,	2003	2004		2005		2006		2007
Operating revenue (Mil yen)	102,633	135,341		269,600		220,699		340,886
Ordinary income (Mil yen)	10,742	39,448		179,408		131,282		207,221
Net income (loss) (Mil yen)	(12,825)	33,374		148,113		17,878		158,235
Common stock (Mil yen)	182,799	182,799		182,800		182,800		182,800
Number of issued shares (1,000 shares)	1,965,919	1,965,919		1,965,920		1,965,920		1,965,920
Shareholders’ equity (Mil yen)	1,342,035	1,367,005		1,485,538		1,446,649		1,475,328
Total assets (Mil yen)	2,121,113	2,469,719		3,010,792		3,627,776		4,438,039
Shareholders’ equity per share (Yen)	691.21	703.76		764.88		758,96		772.51
Dividend per share	15.00	15.00		20.00		48.00		44.00
The first quarter	[—]	[—]		[—]		[—]		[8.00	]
The second quarter	[—]	[7.50	]	[10.00	]	[12.00	]	[8.00	]
The third quarter	[—]	[—]		[—]		[—]		[8.00	]
The end of a term	[15.00 ]	[7.50	]	[10.00	]	[36.00	]	[20.00	]
Net income (loss) per share (Yen)	(6.70)	17.19		76.26		9.34		82.97
Net income per share—diluted (Yen)	—	17.19		76.21		9.32		82.59
Shareholders’ equity as a percentage of total assets (%)	63.3	55.4		49.3		39.9		33.2
Return on shareholders’ equity (%)	(0.92)	2.46		10.38		1.22		10.84
Price/earnings ratio (times)	—	110.20		19.67		281.05		29.59
Payout Ratio (%)	—	87.30		26.23		513.92		53.03
Dividend on shareholders’ equity (%)	2.17	2.13		2.61		6.32		5.69
Number of staffs	5	7		7		19		21
[Average number of temporary staffs, excluded from above]	[0 ]	[—]		[—]		[—]		[—]

(Notes)

1	The consumption tax and local consumption tax on taxable transactions are accounted for based on the tax exclusion method.
2	Nomura Holdings, Inc. (hereinafter “the Company”) started quarterly dividend payments from the fiscal year ended March 31, 2007
3	Dividend per share figures in the columns of the second quarters as of the fiscal year ended March 31, 2004, 2005 and 2006 represent interim dividend.
4	Number of staffs represents excludes seconded staffs outside the Company and its consolidated subsidiaries.
5	Net income per share – diluted for as of March 31 2003 is not stated as net loss per share is recorded.
6	The amounts presented for the fiscal year ended March 31, 2005 or after are rounded. The amounts presented for the fiscal year ended March 31, 2004 or before are truncated.
7	The Company adopted the “Accounting Standards for Presentation of Net Assets in the Balance Sheet” (Corporate Accounting Standards No. 5) and “Implementation Guidance on Accounting Standards for Presentation of Net Assets in the Balance Sheet ” (Corporate Accounting Standards No. 8) for presentation of Net Assets in the Balance Sheet.

3. Business Overview.

Nomura Holdings, Inc. and its consolidated subsidiaries and variable interest entities (VIEs) of 315 primarily operate investment and financial services business focusing on securities business as their core business. Nomura provides wide-ranging services to customers for both of financing and investment through the operations in Japan and other major financial capital markets in the world. Such services include securities trading and brokerage, underwriting, distribution, arrangement of placement and distribution, arrangement of private placement, asset management and other broker-dealer business and financing. There are also 50 affiliated companies accounted for under the equity method as at March 31, 2007.

Organizational Structure

The following table lists Nomura Holdings, Inc. and its significant subsidiaries and affiliates.

Nomura Holdings, Inc.

Domestic Subsidiaries

Nomura Securities Co., Ltd.

Nomura Asset Management Co., Ltd.

The Nomura Trust and Banking Co., Ltd.

Nomura Babcock & Brown Co., Ltd.

Nomura Capital Investment Co., Ltd.

Nomura Investor Relations Co., Ltd.

Nomura Principal Finance Co., Ltd.

Nomura Funds Research and Technologies Co., Ltd.

Nomura Pension Support & Service Co., Ltd.

Nomura Research & Advisory Co., Ltd.

Nomura Business Services Co., Ltd.

Nomura Facilities, Inc.

Nomura Institute of Capital Markets Research

JOINVEST Securities Co., Ltd.

Nomura Healthcare Co., Ltd.

Overseas Subsidiaries

Nomura Holding America Inc.

Nomura Securities International, Inc.

Nomura Corporate Research and Asset Management Inc.

Nomura Asset Capital Corporation

The Capital Company of America, LLC

Nomura Derivative Products, Inc.

Nomura Global Financial Products, Inc.

Nomura America Mortgage Finance, LLC

Nomura Securities (Bermuda) Ltd.

Nomura Europe Holdings plc

Nomura International plc

Nomura Bank International plc

Banque Nomura France

Nomura Bank (Luxembourg) S.A.

Nomura Bank (Deutschland) GmbH

Nomura Bank (Switzerland) Ltd.

Nomura Italia S.I.M. p.A.

Nomura Asia Holding N.V.

Nomura Investment Banking (Middle East) B.S.C.(Closed)

Nomura International (Hong Kong) Limited

Nomura Singapore Limited

Nomura Malaysia Sdn. Bhd.

Nomura Australia Limited

PT Nomura Indonesia

Nomura Funding Facility Corporation Limited

Nomura Global Funding plc

Nomura Europe Finance N.V.

Nomura Principal Investment plc

NHI Acquisition Holding Inc.

Instinet Incorporated

Affiliates

Nomura Research Institute, Ltd.

JAFCO Co., Ltd.

Nomura Land and Building Co., Ltd.

Capital Nomura Securities Public Company Limited

Item 2. Operating and Financial Review

1. Operating Results.

(1) Operating Results

You should read the following discussion of our operating and financial review and prospects together with Item 1 “Selected Financial Data” of this annual report and our consolidated financial statements included elsewhere in this annual report. Operating results for the year ended March 31, 2005 are based on our consolidated financial information submitted on June 29, 2005, and certain reclassifications of reported amounts have been made to conform to the current year presentation. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of factors, including, but not limited to, those under “Risk Factors” and elsewhere in this annual report.

Business Environment

Japan

After climbing out of a lull in the middle of 2005, the Japanese economy has shown sustained growth, striking a good balance between domestic and overseas demand. Against this backdrop, the corporate sector has maintained high levels of capital investment, buoyed by earnings improvement and increased demand. In addition, as the labor market recovery becomes more widespread, the household sector’s income environment has taken a turn for the better. Consumer spending is also registering a moderate recovery, despite weakness in mid-2006 due to adverse weather conditions. During this time, the United States, Chinese and other overseas economies generally remained healthy, and this provided a tailwind for Japan’s economy.

Corporate earnings have expanded steadily since the fiscal year ended March 2003, and this trend was maintained in the year ended March 2007, marking the fifth straight year of growth in corporate earnings. As was the case a year earlier, overall growth was driven by the materials sector and other sectors sensitive to commodity prices, but also by processing sectors such as automobiles and machinery.

After rallying strongly from August 2005, the stock market trended downward from April through June 2006 and then fluctuated for the following six months. From the end of 2006 through February 2007, though, the stock market again gained ground before falling slightly again toward the fiscal year-end. The Tokyo Stock Price Index, or TOPIX, which is a broad index for the Japanese equity market, surpassed 1,800 for the first time in roughly fifteen years in February 2007. The TOPIX rose 46% between the end of March 2005 and the end of March 2006, from 1,182.18 to 1,728.16, but ended March 2007 little changed, at 1.713.61. The Nikkei Stock Average similarly climbed 46% between the end of March 2005 and the end of March 2006, from 11,668.95 to 17,059.66. By the end of March 2007, though, the Nikkei Stock Average had risen only slightly further, to 17,287.65.

Yields on newly issued 10-year Japanese Government bonds were a low 1.2% or so in the middle of 2005, but subsequently increased in line with appreciation in share prices. In March 2006 the Bank of Japan announced the end of its policy of quantitative easing, in reaction to which yields briefly reached 2%. Thereafter, yields at one point dropped back to 1.5%, as the stock market traded in a fairly narrow range throughout the fiscal year and amid heightened expectations for more gradual increases in the Bank of Japan’s policy rate. Over the fiscal year as a whole, yields remained within a limited trading range of 1.5–2.0%.

On foreign exchange markets, the U.S. dollar slumped to around ¥109 against the yen and around US$1.29 against the euro, on expectations that the United States would end its monetary tightening campaign after the European Central Bank (ECB) again lifted interest rates in March 2006 and as the Bank of Japan scrapped its policy of quantitative easing. Thereafter, the dollar regained ground against the yen on revised expectations concerning monetary policies in Japan and Europe, and through the second half of 2006 the dollar traded in a range of ¥114–120 against the yen and a range of US$1.25–1.30 against the euro. From around the end of 2006, the yen weakened and the euro advanced, as although the United States kept its policy rate largely unchanged, the ECB continued to implement rate hikes, while Japan was viewed as likely to postpone further rate hikes. By February 2007 the dollar had risen to around ¥121 against the Japanese yen, but had weakened to around US$1.32 against the euro. Despite some steps in the opposite direction, that trend has since continued, and since April the euro has been at over ¥160, the yen’s weakest level since the common European currency was introduced.

Overseas

Among the economies of the world’s leading industrialized nations, U.S. economic growth weakened over the second half of 2006, reflecting weakness in the housing market, while the economic climate in Europe improved. International commodity prices remained on an upward trajectory through June 2006, but subsequently tumbled and have since stayed within a narrow range. While interest rate hikes in the United States came to an end in June 2006, the ECB has retained its monetary tightening stance. The Chinese authorities also continue to take measures aimed at reining in an overheated economy.

The U.S. economy experienced steady real GDP growth of 3.2% in 2005, and that pattern was sustained in 2006, when real GDP growth was 3.3%. Although housing investment cooled off dramatically on the back of earlier rate hikes, capital expenditure grew solidly, underpinned by a corporate earnings recovery, in addition to which steadily improving employment conditions shored up personal spending. While companies became somewhat more cautious in their outlook in the second half of 2006, earnings in 2007 have not weakened as much as expected and are showing evidence of resilience.

The Federal Reserve Board started to raise interest rates in June 2004. In the two-year period through June 2006, the Federal Open Market Committee, or FOMC, hiked the Federal funds rate to 5.25%, from 1%, and since then has remained on the lookout for both economic deceleration and heightened inflation. As a consequence of repeated rate hikes, the yield on 10-year U.S. Treasuries had risen to more than 5% by about the time the United States ended its monetary tightening campaign. Reflecting the aforementioned stance of the Federal Reserve, though, the 10-year yield has since been in a range of around 4.5–5.0%. The Dow Jones Industrial Average, or DJIA, fluctuated sharply in 2006, in line with wavering views on the outlook for U.S. monetary policy. Since the monetary tightening campaign came to an end, though, the DJIA has been rising gradually on such factors as declines in long-term interest rates and commodity prices, and heightened M&A activity. At the end of April 2007, by which time earnings concerns had weakened, the DJIA broke through the 13,000 mark for the first time in history.

Growth in the European economies accelerated in 2006. Real GDP growth in the Eurozone accelerated from 1.5% in 2005 to 2.8% in 2006. The ECB gradually has been raising its benchmark interest rate since the end of 2005. By March 2007 it had implemented seven successive rate hikes of 0.25 percentage point each, and the benchmark rate stood at 3.75%. European share prices fell fairly substantially in the April to June quarter of 2006, along with the U.S. stock market gyrations. In 2007, though, share prices have reached record highs, reflecting the healthy economy and buoyant corporate earnings, as well as frequent mergers and acquisitions.

Asian economies other than Japan lost momentum, albeit only slightly, in 2005. In 2006, though, they regained their vigor and sustained robust growth. The Chinese government continues its tightening measures to guard against the ongoing threat of an overheating economy, marked by real GDP growth in excess of 10%. Meanwhile, the Indian economy expanded by more than 9% in 2006, eclipsing the growth attained in 2005.

Executive Summary

The Japanese economy continued to recover during the year under review, surpassing the record “Izanagi Boom” (Japan’s uninterrupted economic expansion between 1965 and 1970) in November 2006 to become the longest period of expansion since the end of World War II. Personal spending, however, was weak on the back of low growth in wages and unseasonable weather. At the same time, the corporate sector remained firm with recurring profits at leading publicly traded companies supported by an increasingly weaker yen to record the fifth straight year of improvement. The Japanese stock market underwent a correction in the April-June quarter in response to a rise in global interest rates and the fall in share prices around the world. Share prices consequently recovered, however, with the TOPIX reaching its highest level since 1991 in February. The market has focused on external demand-led sectors with international competitiveness and expansion plans as well as companies that are aggressively pursuing shareholder return strategies through dividends and stock repurchases, boosting the share price of such companies. Foreign investors continued to play a leading role in supply and demand. In falling markets, however, the presence of individuals and investment trusts is increasing. Merger and acquisition proceeds reached an all-time high in 2006 Japanese corporations increasingly pursue M&A as a major strategic option. In the bond market, the yield on 10-year Japanese government bonds rose nearly to 2.0% in July, but then retreated to the 1.6%-1.9% range as the pace of consumer price rises remained extremely weak, despite the second monetary tightening by the Bank of Japan. Financing activities by listed companies remained strong through stock and bond issues in Japanese and overseas capital markets. In this environment, income from continuing operations before income taxes decreased by 28% from ¥445.6 billion for the year ended March 31, 2006 to ¥321.8 billion for the year ended March 31, 2007. Net income decreased by 42% from ¥304.3 billion for the year ended March 31, 2006 to ¥175.8 billion for the year ended March 31, 2007. As a result, our return on equity (ROE) declined to 8.3% for the year ended March 31, 2007 from 15.5% for the year ended March 31, 2006.

In Domestic Retail, net revenue for the year ended March 31, 2007 was ¥440.1 billion, down 1% from the previous year, and income before income taxes was ¥160.9 billion, down 18% from the previous year. Although a decline in equity agency transaction value led to a drop in stock brokerage commissions compared to the previous year, robust sales of existing funds offering frequent distributions and newly established investment trusts resulted in an increase in commissions for distribution of investment trusts and investment trust administration fees and other. As such, net revenue remained strong around the same level as last year. However, in view of our growing client base and further expansion of the pool of investors in Japan, we increased our headcount, opened new branches, expanded our call centers, and built up our IT infrastructure. These investments led to an increase in non-interest expenses. Domestic client assets in Domestic Retail (including regional financial institutions) and Financial Management Division have continued to grow after reaching ¥85.2 trillion, the highest figure ever, as of March 31, 2007.

In Global Markets, net revenue for the year ended March 31, 2007 was ¥290.0 billion, down 22% from the previous year, and income before income taxes was ¥58.8 billion, down 63% from the previous year. In spite of a rebound in order flow for interest rate and currency-linked structured bonds during the second half of the year, Fixed Income saw a decline in revenue as a result of weak trading due to changes in the interest rate and currency market environments. In Equity, although multiple private offering transactions and equity derivative trading turned up during the fourth quarter, trading revenue declined as equity market volatility remained low until the third quarter.

In Global Investment Banking, net revenue for the year ended March 31, 2007 was ¥99.2 billion, down 0.5% from the previous year, and income before income taxes was ¥44.4 billion, down 14% from the previous year. Revenue was strong around the same level as the previous year as equity underwriting increased markedly during the year, M&A related businesses remained firm, and business in Europe expanded following a strategic build up. However, income before income taxes declined as a result of higher expenses due mainly to an increase in headcount in our international operations.

In Global Merchant Banking, net revenue for the year ended March 31, 2007 was ¥65.0 billion, down 5% from the previous year, and income before income taxes was ¥52.8 billion, down 5% from the previous year. During the year, we invested in Skylark, Tsubaki Nakashima and others while also actively exiting from other investments. This resulted in a continued high level of revenue. We recognized realized and unrealized gains resulting from the sale of a part of our stake in Tungaloy Corporation, a Nomura Principal Finance investee company, and the partial sale of Terra Firma investee companies.

In Asset Management, net revenue for the year ended March 31, 2007 was ¥90.1 billion, up 37% from the previous year, and income before income taxes was ¥36.5 billion, up 77% from the previous year. As investment trusts become increasingly popular in Japan, assets under management in publicly offered investment trusts reached a record level. Sales of existing investment trusts offering frequent distributions as well as newly launched funds remained strong. The expansion of our investment trust business is the result of expanding our product lineup to meet the increasingly diverse asset management needs of our customers and diversifying our sales channels by strengthening approach to Nomura Securities, Japan Post, and banks and trust banks nationwide. Our investment management business for institutional clients also expanded successfully driven mainly by demand from outside Japan.

Results of Operations

Overview

The following table provides selected consolidated income statement information for the years indicated. Operating results for the year ended March 31, 2005 are based on our consolidated financial information submitted on June 29, 2005, and certain reclassifications of reported amounts have been made to conform to the current year presentation.

	Year Ended March 31
	2005	2006	2007
	(in millions)
Non-interest revenues:
Commissions	¥221,963	¥356,325	¥337,458	$2,870
Fees from investment banking	92,322	108,819	99,276	844
Asset management and portfolio service fees	78,452	102,667	145,977	1,242
Net gain on trading	201,686	304,223	290,008	2,467
Gain on private equity investments	7,744	12,328	47,590	405
Gain (loss) on investments in equity securities	15,314	67,702	(20,103)	(171)
Private equity entities product sales	75,061	88,210	100,126	852
Other	32,316	58,753	67,425	573

Total Non-interest revenues	724,858	1,099,027	1,067,757	9,082
Net interest revenue	74,332	46,623	23,344	199

Net revenue	799,190	1,145,650	1,091,101	9,281
Non-interest expenses	594,355	700,050	769,343	6,544

Income from continuing operations before income taxes	204,835	445,600	321,758	2,737
Income tax expense	110,103	188,972	145,930	1,241

Income from continuing operations	94,732	256,628	175,828	1,496

Discontinued operations
Income from discontinued operations before income taxes (including gain on disposal of ¥74,852 million in 2006)	—	99,413	—	—
Income tax expense	—	51,713	—	—

Gain on discontinued operations	—	47,700	—	—

Net income	¥94,732	¥304,328	¥175,828	$1,496

Return on equity	5.2%	15.5%	8.3%

Net revenue deceased by 5% from ¥1,145,650 million for the year ended March 31, 2006 to ¥1,091,101 million for the year ended March 31, 2007. Commissions decreased by 5%, due to a drop in stock brokerage commissions, reflecting a decline in equity agency transaction value, while there was an increase in commissions for distribution of investment trusts. Asset management and portfolio service fees also increased by 42% due primarily to the growth in the net assets of publicly offered investment trusts. Gain on private equity investments increased by 286% from the previous financial year, due to realized and unrealized gains resulting from the sale of stakes in the companies we invested in. We recorded losses on our investments in equity securities compared to gains in the previous financial year, when stock markets were strong.

Net revenue increased by 43% from ¥799,190 million for the year ended March 31, 2005 to ¥1,145,650 million for the year ended March 31, 2006. Commissions increased by 61% as Domestic Retail increased offerings of their products and services to take advantage of increased demand. Asset management and portfolio service fees also increased by 31% due primarily to the growth in the net assets of stock investment trusts. Net gain on trading increased by 51% from the previous year, due primarily to the strong performance of the stock market. Gain on private equity investments increased by 59% from the previous financial year, due to realized and unrealized gains. Gain on investments in equity securities increased by 342% from the previous financial year, reflecting a strong Japanese stock market in the year.

Net interest revenue was ¥74,332 million for the year ended March 31, 2005, ¥46,623 million for the year ended March 31, 2006 and ¥23,344 million for the year ended March 31, 2007. Net interest revenue is a function of the level and mix of total assets and liabilities, which includes trading assets and financing and lending transactions, and the level, term structure and volatility of interest rates. Net interest revenue is an integral component of trading activity. In assessing the profitability of our overall business and of our Global Markets business in particular, we view net interest revenue and non-interest revenues in aggregate. Net interest revenue for the year ended March 2007 declined by 50% from the year ended March 31, 2006. There were several causes of the decline in net interest revenue: Rising short-term interest rates causing funding cost to rise, reduction of high-yielding bond positions due to business reorganization, and reduction in coupon received on the mortgage finance positions due to increasing delinquencies. Net interest revenue for the year ended March 2006 declined by 37% from the year ended March 31, 2005, primarily due to rising interest rates and an increase in repo/reverse repo activities. An increase in the trading positions, notably common stock long position as transactions became active, resulted in increased funding demands. Increase in stock lending activities also contributed to the increase in funding usage. On a gross basis, both interest revenue and interest expense rose 73% and 98% respectively in 2006. These rises were mostly attributable to the increase in repo/reverse repo transactions.

In our consolidated income statement, we include under “Revenue” gain (loss) on investments in equity securities. We recorded gains on such investments in the amount of ¥15,314 million and ¥67,702 million for the years ended March 31, 2005 and 2006, respectively and losses on such investments in the amount of ¥20,103 million for the year ended March 31, 2007. This line item includes both realized and unrealized gains and losses on investments in equity securities held for operating purposes. These investments refer to our investments in unaffiliated companies, which we hold on a long-term basis in order to promote existing and potential business relationships. In our consolidated financial statements, these investments are recorded at market value, with unrealized gains and losses on these investments recognized currently in income.

Non-interest expenses increased by 10% from ¥700,050 million for the year ended March 31, 2006 to ¥769,343 million for the year ended March 31, 2007. The increase in non-interest expenses was mainly due to compensation and benefit costs and information processing and communications costs. Compensation and benefit costs increased by 6% from ¥325,431 million for the year ended March 31, 2006 to ¥345,936 million for the year ended March 31, 2007, resulting from the increase in headcount. Information processing and communications costs increased by 23% from ¥89,600 million for the year ended March 31, 2006 to ¥109,987 million for the year ended March 31, 2007, due primarily to an increase of IT investments.

Non-interest expenses increased by 18% from ¥594,355 million for the year ended March 31, 2005 to ¥700,050 million for the year ended March 31, 2006. The increase in non-interest expenses was mainly due to compensation and benefit costs. Compensation and benefit costs increased by 18% from ¥274,988 million for the year ended March 31, 2005 to ¥325,431 million for the year ended March 31, 2006, resulting from increased net revenue.

Income from continuing operations before income taxes was ¥204,835 million for the year ended March 31, 2005, ¥445,600 million for the year ended March 31, 2006 and ¥321,758 million for the year ended March 31, 2007.

We are subject to a number of different taxes in Japan and have adopted the consolidation tax system permitted under Japanese tax law. The consolidation tax system targets only national tax. Since April 1, 2004, our domestic statutory tax rate is approximately 41%. Our foreign subsidiaries are subject to the income tax rates of the countries in which they operate, which are generally lower than those in Japan. Our effective tax rate in any one-year is therefore dependent on our geographic mix of profits and losses and also on the specific tax treatment applicable in each location.

Income tax expense for Income from continuing operations for the year ended March 31, 2007 was ¥145,930 million, representing an effective tax rate of 45.4%. The effective tax rate was above the statutory tax rate of 41%. The difference was mainly due to the following two factors, which had opposite effects. First, the valuation allowance has been increased to reflect several factors, mainly relating to the non-recoverability of losses in certain U.S. subsidiaries and certain Terra Firma investments in Europe as a result of the review of the future realizable value of the deferred tax assets. This had the effect of increasing the effective tax rate for the year ended March 31, 2007 by approximately 11.6%. Second, tax benefit has been recognized on the devaluations of investments in subsidiary companies, mainly in overseas. This had the effect of decreasing the effective tax rate for the year ended March 31, 2007 by approximately 8.0%.

Income tax expense for Income from continuing operations for the year ended March 31, 2006 was ¥188,972 million, representing an effective tax rate of 42.4%. The effective tax rate was above the statutory tax rate of 41%. The difference was mainly due to the following two factors, which had opposite effects. First, the valuation allowance has been increased to reflect several factors, mainly relating to the local taxes in Japan and certain Terra Firma investments in Europe as a result of the review of the future realizable value of the deferred tax assets. This had the effect of increasing the effective tax rate for the year ended March 31, 2006 by approximately 12.3%. Second, tax benefit has been recognized in Japan on the devaluation of investment in a foreign subsidiary company. This had the effect of decreasing the effective tax rate for the year ended March 31, 2006 by approximately 10.5%.

Income tax expense for the year ended March 31, 2005 was ¥110,103 million, representing an effective tax rate of 53.8%. The effective tax rate was above the statutory tax rate of 41%. The difference was mainly due to the following two factors, which had opposite effects. First, the valuation allowance has been increased to reflect several factors, most importantly the non-recoverability of losses in certain U.S. subsidiaries and a reduction in the deferred tax assets previously recorded in certain European subsidiaries as a result of a review of the future realizable value of certain Terra Firma investments in Europe in association with changes in U.K. tax treatment. This had the effect of increasing the effective tax rate for the year ended March 31, 2005 by approximately 19.9%. Second, tax benefit has been recognized in Japan on the devaluation of investment in a foreign subsidiary company. This had the effect of decreasing the effective tax rate for the year ended March 31, 2005 by approximately 9.4%.

On January 31, 2006, we sold our stake in Millennium Retailing, Inc. (“MR”). MR was one of the investments in our private equity business and accounted for as a consolidated subsidiary. In the year ended March 31, 2006, MR has been classified as discontinued operations in accordance with Statement of Financial Accounting Standards (SFAS) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” and its results of operations, including the gain on sale, and cash flows are separately reported.

Net income was ¥94,732 million for the year ended March 31, 2005, ¥304,328 million for the year ended March 31, 2006 and ¥175,828 million for the year ended March 31, 2007. Our return on equity was 5.2% for the year ended March 31, 2005, 15.5% for the year ended March 31, 2006 and 8.3% for the year ended March 31, 2007.

Results by Business Segment

We operate five business divisions: Domestic Retail, Global Markets, Global Investment Banking, Global Merchant Banking and Asset Management. Gain (loss) on investments in equity securities, our share of equity in the earnings (losses) of affiliates, impairment losses on long-lived assets, corporate items and other financial adjustments are included as “Other” operating results outside business segments in our segment information. Unrealized gain (loss) on investments in equity securities held for operating purposes and the effects of consolidation and deconsolidation of certain investments in our private equity business are classified as reconciling items outside our segment information. You should read the following segment information in conjunction with Note 19 to our consolidated financial statements included in this annual report. Reconciliation of our segment results of operations and consolidated financial statements is set forth in Note 19. Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

Domestic Retail

In Domestic Retail, we receive commissions and fees from investment consultation services which we provide mainly to individual customers in Japan. Additionally, we receive operational fees from asset management companies in connection with the administration services of investment trust certificates that we distribute. We also receive agent commissions from insurance companies for the insurance products we sell as an agent.

Operating Results of Domestic Retail

	Year Ended March 31
	2005	2006	2007
	(in millions)
Non-interest revenues	¥301,464	¥442,981	¥434,701	$3,698
Net interest revenue	2,903	3,554	5,417	46

Net revenue	304,367	446,535	440,118	3,744
Non-interest expenses	223,200	249,330	279,253	2,376

Income before income taxes	¥81,167	¥197,205	¥160,865	$1,368

Net revenue for the year ended March 31, 2007 was ¥440,118 million, decreasing 1% from ¥446,535 million for the year ended March 31, 2006, due primarily to a decline in equity agency transaction value led to a drop in stock brokerage commissions. However, the effect was largely offset by robust sales of existing funds offering frequent distributions and newly established investment trusts resulted in an increase in commissions for distribution of investment trusts and investment trust administration fees.

Net revenue for the year ended March 31, 2006 was ¥446,535 million, increasing 47% from ¥304,367 million for the year ended March 31, 2005, reflecting strong growth in commissions and fees in stock brokerage and asset management fees. The increase in commissions and fees in stock brokerage was caused by the increase in equity trading volumes mainly due to the strong performance of the stock market. Additionally, the increase in asset management fees was caused by increases in the balances for stock investment trusts.

Non-interest expenses for the year ended March 31, 2007 were ¥279,253 million, increasing 12% from ¥249,330 million for the year ended March 31, 2006, due primarily to an increase in our headcount, opened new branches, expanded our call centers, and built up our IT infrastructure.

Non-interest expenses for the year ended March 31, 2006 were ¥249,330 million, increasing 12% from ¥223,200 million for the year ended March 31, 2005 mainly due to increases in compensation and benefits.

Income before income taxes were ¥81,167 million for the year ended March 31, 2005, ¥197,205 million for the year ended March 31, 2006 and ¥160,865 million for the year ended March 31, 2007.

The graph below shows the revenue composition by instrument in terms of Domestic Retail non-interest revenues for the years ended March 31, 2005, 2006, and 2007.

As described above, revenue composition of investment trusts and asset management increased from 22% for the year ended March 31, 2006 to 31% for the year ended March 31, 2007 and from 8% for the year ended March 31, 2006 to 12% for the year ended March 31, 2007, respectively due primarily to an increase in commissions for distribution of investment trusts and asset management fees reflecting robust sales of investment trusts. Revenue composition of equities decreased from 45% for the year ended March 31, 2006 to 32% for the year ended March 31, 2007, due primarily to a decline in equity agency transaction value led to a drop in stock brokerage commissions. Revenue composition of bonds and variable annuity insurance unchanged from the previous year as of March 31, 2007.

Domestic client assets

The following graph shows amounts and details regarding domestic client assets at March 31, 2005, 2006, and 2007. Domestic client assets consist of customers’ assets held in our custody, and assets relating to the variable annuity insurance products in Domestic Retail (including regional financial institutions) and Financial Management Division.

Domestic Client Assets

Domestic client assets increased by ¥4.7 trillion from ¥80.5 trillion at March 31, 2006 to ¥85.2 trillion at March 31, 2007, due primarily to net new money. The balance of our clients’ investment trusts increased 16% from ¥12.1 trillion at March 31, 2006 to ¥14.1 trillion at March 31, 2007, reflecting net cash inflows by clients of ¥2.0 trillion.

Domestic client assets increased by ¥19.3 trillion from ¥61.2 trillion at March 31, 2005 to ¥80.5 trillion at March 31, 2006, due primarily to market appreciation of equity securities, reflecting a strong market environment, and, to a lesser extent, net new money. The balance of our clients’ investment trusts increased 21% from ¥10.0 trillion at March 31, 2005 to ¥12.1 trillion at March 31, 2006, reflecting net cash inflows by clients of ¥1.1 trillion and market appreciation of ¥1.0 trillion.

Global Markets

Global Markets utilizes its global network to conduct sales and trading activities in fixed income and equity products. The areas we are currently focusing upon include, among others, enhancement of our trading and structuring capabilities in derivatives and hybrid products, introduction of further innovative products into the primary markets, strengthening our production of market-oriented credit products, including securitization financing, and growth of our asset finance business, particularly in the real estate area.

Furthermore, we strive to meet diversified client needs by utilizing our sophisticated risk management technologies and risk tolerance backed by our capital base which we seek to maintain at a firm level consistent with the risks we assume. Our global client base, which we have developed and expanded through our efforts to consistently provide high-quality research and quantitative analysis, supplies us order flows globally, which, together with our proprietary positions, enable us to provide various solutions to our clients.

Operating Results of Global Markets

	Year Ended March 31
	2005	2006	2007
	(in millions)
Non-interest revenues	¥170,667	¥327,716	¥285,088	$2,425
Net interest revenue	72,420	43,392	4,940	42

Net revenue	243,087	371,108	290,028	2,467
Non-interest expenses	182,901	213,387	231,222	1,967

Income before income taxes	¥60,186	¥157,721	¥58,806	$500

Net revenue decreased by 22% from ¥371,108 million for the year ended March 31, 2006 to ¥290,028 million for the year ended March 31, 2007, due primarily to a decline in revenue as a result of weak trading reflecting changes in the interest rate and currency market environments in fixed income. Also trading revenue in equity declined as equity market volatility remained low.

Net revenue increased by 53% from ¥243,087 million for the year ended March 31, 2005 to ¥371,108 million for the year ended March 31, 2006, due primarily to increases in net gain on trading and commissions reflecting a strong market environment.

Non-interest expenses increased by 8% from ¥213,387 million for the year ended March 31, 2006 to ¥231,222 million for the year ended March 31, 2007, due primarily to increases in compensation and benefit costs and commissions and floor brokerage resulting from the consolidation of Instinet.

Non-interest expenses increased by 17% from ¥182,901 million for the year ended March 31, 2005 to ¥213,387 million for the year ended March 31, 2006, due primarily to increases in compensation and benefit costs and commissions and floor brokerage in line with higher revenues.

Income before income taxes was ¥60,186 million for the year ended March 31, 2005, ¥157,721 million for the year ended March 31, 2006 and ¥58,806 million for the year ended March 31, 2007.

The table below shows our market share of Japanese Government bond auctions and secondary bond trading, in terms of the principal amounts of bonds purchased, for the years indicated. Secondary bond trading refers to the trading of bonds originally issued in Japan in the over-the-counter market and on exchanges in Japan, but excludes gensaki and inter-dealer transactions.

	Year Ended March 31
	2005	2006	2007
Nomura’s Share in Japanese Government bond auctions	18%	11%	11%
Nomura’s Share in secondary bond trading	14%	13%	13%

The following table sets forth the closing level of the TOPIX and the Nikkei 225, which are both stock market indices in Japan, as of the dates indicated, and the percentage changes from the closing level at the date one year before:

Stock Market Index	March 31
	2005	2006	2007
TOPIX	1,182.18	1,728.16	1,713.61
	0.3%	46.2%	(0.8)%
Nikkei 225 (“Nikkei Stock Average”)	11,668.95	17,059.66	17,287.65
	(0.4)%	46.2%	1.3%

After rallying strongly from August 2005, the stock market trended downward from April through June 2006 and then fluctuated for the following six months. From the end of 2006 through February 2007, though, the stock market again gained ground before falling slightly again toward March 2007. The key TOPIX index, for example, little changed from 1,728.16 points as of the end of March 2006, to 1,713.61 points as of the end of March 31, 2007. Similarly, the Nikkei Stock Average rose slightly from 17,059.66 points as of the end of March 2006, to 17,287.65 points as of the end of March 2007. The following table shows our market share of Japanese equity trading for the years indicated.

	Year Ended March 31
Nomura’s Share in	2005	2006	2007
Total equity trading market in Japan	7%	7%	7%
Off-floor/off-exchange equity trading market in Japan	17%	21%	21%

Global Investment Banking

We offer various investment banking services, such as underwriting and advisory activities. We underwrite offerings of debt, equity, and other instruments in the major markets of Asia, Europe, and the U.S. regions. We have been enhancing our M&A and financial advisory capabilities for cross-regional deals as well as deals within each region.

Operating Results of Global Investment Banking

	Year Ended March 31
	2005	2006	2007
	(in millions)
Non-interest revenues	¥73,271	¥98,087	¥97,427	$829
Net interest revenue	2,174	1,579	1,760	15

Net revenue	75,445	99,666	99,187	844
Non-interest expenses	46,231	48,127	54,783	466

Income before income taxes	¥29,214	¥51,539	¥44,404	$378

Net revenue was ¥99,187 million for the year ended March 31, 2007 around the same level as the previous year as equity underwriting increased markedly during the year, M&A related businesses remained firm, and business in Europe expanded following a strategic build up.

Net revenue increased by 32% from ¥75,445 million for the year ended March 31, 2005 to ¥99,666 million for the year ended March 31, 2006, due primarily to an increase in fees earned from underwriting public equity offerings and M&A and financial advisory.

Non-interest expenses increased by 14% from ¥48,127 million for the year ended March 31, 2006 to ¥54,783 million for the year ended March 31, 2007, due primarily to higher compensation and benefit costs reflecting an increase in the headcount in our international operations.

Non-interest expenses increased by 4% from ¥46,231 million for the year ended March 31, 2005 to ¥48,127 million for the year ended March 31, 2006, due primarily to an increase in compensation and benefit costs.

Income before income taxes was ¥29,214 million for the year ended March 31, 2005, ¥51,539 million for the year ended March 31, 2006 and ¥44,404 million for the year ended March 31, 2007.

The following table shows changes in our market share (value base) in the underwriting market for bonds and equity in Japan.

	Year Ended March 31
	2005	2006	2007
Nomura’s Share in Japanese IPOs	32%	20%	21%
Nomura’s Share in Japanese Public Offerings	25%	27%	40%
Nomura’s Share in Japanese Straight Bonds	17%	18%	14%
Nomura’s Share in Japanese Samurai Bonds	12%	13%	13%

Global Merchant Banking

In Japan, Nomura Principal Finance Co., Ltd. has been active in the field of buy-outs and corporate revitalization, targeting investment opportunities that offer scope for capital appreciation and attractive returns to us. The Japanese private equity business has also been developed through investments in funds managed by the Nomura Research & Advisory Co., Ltd. Since March 27, 2002, our principal finance investments in Europe have been managed by Terra Firma, as explained in “Private Equity Business” below.

Operating Results of Global Merchant Banking

	Year Ended March 31
	2005	2006	2007
	(in millions)
Non-interest revenues	¥20,910	¥80,402	¥77,325	$657
Net interest revenue	(13,572)	(12,158)	(12,356)	(105)

Net revenue	7,338	68,244	64,969	552
Non-interest expenses	10,370	12,809	12,153	103

Income before income taxes	¥(3,032)	¥55,435	¥52,816	$449

Net revenue decreased by 5% from ¥68,244 million for the year ended March 31, 2006 to ¥64,969 million for the year ended March 31, 2007, despite realized and unrealized gains resulting from Nomura Principal Finance’s sale of a part of its stake in Tungaloy Corporation, and the partial sale of Terra Firma investee companies.

In the year ended March 31, 2007, realized gains from investments in Japan from which we exited were ¥12.0 billion and unrealized gains from investments in Japan were ¥9.8 billion. Realized gains from the Terra Firma investments were ¥84.8 billion and unrealized losses from the Terra Firma investments were ¥28.0 billion. Investments in the residential real estate sector continued to perform well on the back of a buoyant market, leading to a significant uplift. Gains from property related investments were partially offset by the continued underperformance of retail and service industry investments, where falling market share and lower than expected demand for new products and services were the main causes of the net realizable value of these assets being reduced. Further gains were made on utilities assets through refinancing and divestiture.

Net revenue increased by 830% from ¥7,338 million for the year ended March 31, 2005 to ¥68,244 million for the year ended March 31, 2006, due primarily to large realized gains from Nomura Principal Finance’s sale of its stake in Millennium Retailing, Inc., and the partial sale of Wanbishi Archives and other investee companies.

In the year ended March 31, 2006, realized gains from investments in Japan from which we exited were ¥77.6 billion and unrealized losses from investments in Japan were ¥3.8 billion. Unrealized gains from the Terra Firma investments were ¥1.7 billion. The residential real estate investments continued to perform, in part buoyed by investor demand and strong property sales. In addition, rent reviews resulted in a significant uplift ahead of management expectations during this period. Lower cost of capital due to introduction of new debt financing also contributed to the sector’s performance. The solid performance by the property investments was offset by fair value reductions in a number of investments in the Retail, Consumer Finance and Service sector. Falling market share, lower than expected demand for new products, a reduction in the contract base and increase in pension exposure were the main factors causing the net realizable value of these investments to be reduced.

In the year ended March 31, 2005, realized gains from investments in Japan from which we exited were ¥1.9 billion. Realized gains from the Terra Firma investments were ¥2.6 billion and unrealized gains from the Terra Firma investments were ¥12.3 billion. The residential real estate investments continued to perform, in part buoyed by investor demand and strong property sales. In addition, a renegotiation of the original terms significantly increased the number of apartments available for sale each year. The solid performance by the property investments was partially offset by fair value reductions in a number of investments in the retail and service sector. Falling market share, lower than expected demand for new products and a reduction in the contract base and a fall in average revenues per contract, were the main factors causing the net realizable value of these investments to be reduced.

Non-interest expenses decreased by 5% from ¥12,809 million for the year ended March 31, 2006 to ¥12,153 million for the year ended March 31, 2007, due primarily to decreased compensation and benefit costs associated with decreased net revenue.

Non-interest expenses increased by 24% from ¥10,370 million for the year ended March 31, 2005 to ¥12,809 million for the year ended March 31, 2006, due primarily to higher professional fees and increased compensation and benefit costs associated with increased net revenue.

         Loss before income taxes was ¥3,032 million for the year ended March 31, 2005, income before income taxes was ¥55,435 million for the year ended March 31, 2006 and ¥52,816 million for the year ended March 31, 2007.

Asset Management

Our Asset Management business is conducted principally through Nomura Asset Management Co., Ltd. We earn portfolio management fees through the development and management of investment trusts, which are distributed by Nomura Securities Co., Ltd., other brokers, banks and Japan Post. We also provide investment advisory services for pension funds and other institutional clients. Net revenues basically consist of asset management and portfolio services fees that are attributable to Asset Management. Also, in the defined contribution pension business, we receive commissions as a plan administrator. In January 2006, Nomura Bank (Luxembourg) S.A., which is engaged in fund administration and custody business, was integrated into Asset Management.

Operating Results of Asset Management

	Year Ended March 31
	2005	2006	2007
	(in millions)
Non-interest revenues	¥47,056	¥63,030	¥87,241	$742
Net interest revenue	1,937	2,813	2,865	24

Net revenue	48,993	65,843	90,106	766
Non-interest expenses	39,005	45,220	53,649	456

Income before income taxes	¥9,988	¥20,623	¥36,457	$310

Net revenue increased by 37% from ¥65,843 million for the year ended March 31, 2006 to ¥90,106 million for the year ended March 31, 2007, due primarily to increases in asset management and portfolio service fees driven by growth of assets under management reflecting robust sales of existing investment trusts as well as newly launched funds.

Net revenue increased by 34% from ¥48,993 million for the year ended March 31, 2005 to ¥65,843 million for the year ended March 31, 2006, due primarily to increases in asset management and portfolio service fees driven by growth of assets under management.

Non-interest expenses increased by 19% from ¥45,220 million for the year ended March 31, 2006 to ¥53,649 million for the year ended March 31, 2007, due primarily to increased compensation and benefit costs to improve asset management services and a client service structure and expenses related to the consolidation of offices at the headquarters.

Non-interest expenses increased by 16% from ¥39,005 million for the year ended March 31, 2005 to ¥45,220 million for the year ended March 31, 2006, due primarily to increased compensation and benefit costs associated with increased net revenue.

Income before income taxes was ¥9,988 million for the year ended March 31, 2005, ¥20,623 million for the year ended March 31, 2006 and ¥36,457 million for the year ended March 31, 2007.

The following table sets forth assets under management of each principal Nomura entity included under Asset Management as of the dates indicated.

	March 31
	2005	2006	2007
	(in billions)
Nomura Asset Management Co., Ltd.	¥16,231	¥21,381	¥26,489
Nomura Corporate Research and Asset Management Inc.	1,152	1,231	1,462
Nomura BlackRock Asset Management Co., Ltd.	981	1,224	—
Nomura Funds Research and Technologies Co., Ltd.	423	1,395	2,980
MAINTRUST KAG mbH	222	299	337
Nomura Funds Research and Technologies America, Inc.	139	254	309

Combined total	¥19,148	¥25,785	¥31,577

Total*	¥17,864	¥23,123	¥27,036

*	Overlapping asset amounts among group companies are adjusted in Total.

Asset Management Business

Assets under management were ¥27.0 trillion as of March 31, 2007, ¥9.2 trillion increase from March 31, 2005, and ¥3.9 trillion increase from March 31, 2006. The greatest proportion of these assets was managed by Nomura Asset Management with assets under management of ¥26.5 trillion.

As investment trusts become increasingly popular in Japan, the net assets of stock investment trusts increased due primarily to net cash inflows by clients. However, assets of bond investment trust products were unchanged. Assets from institutional clients substantially increased, due primarily to net cash inflows by overseas investors.

Investment trust assets included in the assets under management by Nomura Asset Management were ¥18.8 trillion as of March 31, 2007, up ¥4.8 trillion, or 35%, from the previous year, reflecting net cash inflows by clients of ¥4.6 trillion and market appreciation of ¥0.2 trillion. For the year ended March 31, 2006, the balance of investment trusts managed by Nomura Asset Management was ¥14.0 trillion, up ¥3.2 trillion, or 29%, from the previous year, reflecting net cash inflows by clients of ¥1.5 trillion and market appreciation of ¥1.7 trillion.

The following table shows Nomura Asset Management’s share, in terms of net asset value, in the Japanese asset management market as of the dates indicated. Nomura Asset Management’s market share in publicly offered investment trusts rose to 23% as of March 31, 2007, due primarily to the result of expanding our product lineup to meet the increasingly diverse asset management needs of our customers and diversifying our sales channels, although an overall increase in the market size of publicly offered stock investment trusts.

Nomura Asset Management’s share of the fund market in Japan

	As of March 31
	2005	2006	2007
Total of publicly offered investment trusts	24%	21%	23%
Stock investment trusts	15%	15%	18%
Bond investment trusts	42%	42%	44%

Defined contribution pension plan business in Japan

We offer various services in connection with the defined contribution pension plan business in Japan. Among other things, we provide consulting and support services for plan implementation (plan design), product selection, provision of information to subscribers, trust services, product supply and investor education. As of March 31, 2007, there were 188 approved plans with respect to which we, through Nomura Pension Support & Service Co., Ltd., were entrusted with the administration and management of defined contribution pension plans, and the total number of participants in those plans was about 260,000 persons. As of March 31, 2006, there were 130 approved plans with about 240,000 participants in total.

Other Operating Results

Other operating results include gain (loss) on investments in equity securities, our share of equity in the earnings (losses) of affiliates, impairment losses on long-lived assets, corporate items and other financial adjustments. Please refer to Note 19 to our consolidated financial statements included in this annual report for a reconciliation of segment results to income statement information.

Income before income taxes in other operating results was ¥10,059 million for the year ended March 31, 2005, loss before income taxes in other operating results was ¥30,531 million for the year ended March 31, 2006 and income before income taxes in other operating results was ¥23,941 million for the year ended March 31, 2007.

Summary of Regional Contribution

For a summary of our net revenue, income from continuing operations before income taxes and identifiable assets by geographic region, see Note 19 to our consolidated financial statements included in this annual report.

Cash flows

Please refer to Item 2. Operating and Financial Review, 6. Operating and Financial Analysis, (4) Liquidity and Capital Resources.

(2) Trading Activities

Assets and liabilities for trading purposes

The balances of assets and liabilities for trading purposes, including securities pledged as collateral at March 31, 2006 and 2007 are as follows.

	March 31, 2006 (Mil Yen)	March 31, 2007 (Mil Yen)
Trading assets and Private equity investments	13,697,441	13,178,220
Trading assets	13,332,165	12,830,826
Equity securities and convertible bonds	3,462,903	3,088,440
Government and government agency bonds	5,963,420	5,200,419
Bank and corporate debt securities	1,677,309	2,065,509
Commercial paper and certificates of deposit	30,995	382,801
Mortgage and mortgage-backed securities	1,264,993	1,109,058
Beneficiary certificates and other	202,939	154,962
Derivative contracts	729,606	829,637
Foreign exchange forwards	58,417	51,274
FRA(1) and other OTC(2) forwards	1,570	39,716
Swap agreements	352,652	373,139
Options securities—purchased	137,246	156,979
Options other than securities options—purchased	179,721	208,529
Private equity investments	365,276	347,394

Trading liabilities	6,527,627	4,800,403
Equity securities and convertible bonds	635,016	525,943
Government and government agency bonds	4,751,230	3,074,291
Bank and corporate debt securities	228,121	183,068
Mortgage and mortgage-backed securities	67	—
Beneficiary certificates and other	—	4
Derivative contracts	913,193	1,017,097
Foreign exchange forwards	39,311	28,698
FRA and other OTC forwards	21,072	32,986
Swap agreements	446,061	533,388
Options securities—written	266,485	268,393
Options other than securities options—written	140,264	153,632

(1)	“FRA” is Forward Rate Agreements
(2)	“OTC” is Over The Counter

Risk management of trading activity

Value at Risk (VaR) is the tools we use to measure market risk of our trading related business.

1)	Assumption on VaR

•	2.33 standard deviations 99% confidence level

•	Holding period: One day

•	Consider correlation of price movement among the products

2)	Records of VaR

	March 31, 2006 (Bil Yen)	March 31, 2007 (Bil Yen)
Equity	6.0	4.7
Interest rate	3.3	3.7
Foreign exchange	1.4	1.4

Sub-total	10.7	9.8
Diversification benefit	(3.7)	(3.6)

Value at Risk (VaR)	7.0	6.2

	Year ended March 31, 2007
	Maximum (Bil Yen)	Minimum (Bil Yen)	Average (Bil Yen)
Value at Risk (VaR)	10.9	5.8	7.4

2. Current Challenges.

Our Current Challenges

Current environment. At present, the Japanese economy can be said to be in a moderate process of expansion with sustained growth in private demand, primarily in the corporate sector, with corporate earnings continuing at high levels. The global economy is also continuing to expand with regional areas of growth, but the U.S. economy remains in a downtrend, particularly in regard to adjustment in the housing market. Because personal consumption in the U.S. economy remains strong and U.S. long-term interest rates are stable, expectations for a soft landing scenario are on the rise. In this economic environment, Japanese domestic businesses are beginning to aggressively map out their future course, leading to an increase in investment in growth by way of M&A and capital investment as well as intensified financing activities supporting such investment.

In domestic personal financial assets, the ongoing shift from savings to investment has continued to accelerate amid social change, including the mass retirement of the baby boom generation and progress of further deregulation, and has remained strong even after the lifting of the zero interest policy last July.

The fact that corporations are beginning to invest for growth, together with the fact that the shift from savings to investment of domestic financial assets has become firmly established, represent two major tides in domestic financial and capital markets. These trends mean that the role to be played by us is becoming more significant, and we believe this represents a business opportunity that is broadening rapidly.

Looking at structural changes in the global financial system, we believe we can point to three major current trends.

First is the fact that private equity funds and hedge funds in recent years have established a strong presence as providers of risk money. Previously, commercial banks were overwhelmingly the major sources for creating credit, but in recent years these types of funds have become established as significant players in the creation of credit. Thus to investment banks and universal banks, providing high-leverage financing utilizing financial technologies to these funds has become a core business.

Second is the liquidity of balance sheets of financial institutions. European and U.S. commercial banks are aggressively making their balance sheets more liquid in the pursuit of profitability rather than scale. The result of this has been the growth of business in asset financing using investments such as securities as a method of making assets liquid, and the use of credit derivatives as a means of hedging credit risk. The remarkable growth of derivatives in recent years has taken place against the backdrop of such pursuit of liquidity on the balance sheet.

Third is the rise of emerging markets, particularly in Asia, where remarkable economic growth has attracted the greatest attention of investors and corporate managers. The expanding trend of investment in Asia is causing major changes in the global financial system.

Thus we believe that we are seeing changes in the domestic environment and the changes in the international environment that can be considered major opportunities for business growth. We are addressing this major opportunity by facing our clients head on, accurately understanding their needs, and responding to those needs, in keeping with our belief that expanding our business is essential.

Challenges and management response. Our management vision is to provide superior services for all kinds of investment. We have made efforts to expand the breadth of our business as a financial group, aiming at further growth by expanding the scope of our business.

In striving for our further growth, we intend to take on the important issues of listening closely to our clients as we plan business growth, pursuing our unique international strategy, and planning expansion into new areas of business.

Client-centric business growth. Our fundamental approach in expanding our business should be to thoroughly understand trends in our clients’ interest and demand in expanding the scope of our business, and to respond in such a way as to create business with our clients. Thus our aim is to develop this type of client-centric business as a Group, and at the same time to offer our business on a global scale as we assure continuing growth.

Each of our divisions is making the following efforts:

In Domestic Retail, we aim to shift personal financial assets away from bank savings to the securities markets, expanding and strengthening our client base. For that purpose, we will promptly offer products and services that meet our clients’ needs by expanding client access channels, which include branch offices, call services and online services. We will also continue our efforts to provide education to investors in order to expand the overall investor universe towards the securities market.

In Global Markets, we provide high value-added products and solutions, through the application of financial techniques such as securitization and derivatives, and provide liquidity to financial instruments such as interest rates, foreign exchange, credit, equity and real estate linked products.

In Global Investment Banking, we will expand our M&A advisory and corporate financing businesses by providing high value-added solutions in line with each client’s individual needs. We will also use our domestic and international networks to build up a solid presence in Asia and further expand our global operations.

In Global Merchant Banking, we work with our other business divisions to seek investment opportunities utilizing our own capital, and we seek to maximize returns on the investments by increasing the corporate value of the companies we invest in.

In Asset Management, we will continue to maintain a structure which can continuously add value by concentrating our operations, enhancing research capabilities and improving our analysis. We also aim to increase assets under management by diversifying the investment opportunities we can offer and expanding our sales channels. In the defined contribution pension plan business, we will increase our client base by offering integrated services that run from consulting for plan implementation to offering individual products.

Development of Nomura’s distinct international strategy. Our international strategy is also focused on client-centric business expansion, while we implement different business strategies that reflect the different characteristics of each region. In Europe, we intend to take on the role of a provider of high-value added products as well as to strengthen this function, while, in the U.S., we are planning to continue focusing on our core competencies. Asia offers significant business potential and we intend to pursue the development of business closely in keeping with the regional demands based on the understanding of local requirements, increase the number of clients who recognize Nomura as a partner, by making maximum use of our financial technologies and global distribution network, in light of the distinctive qualities of each Asian country.

Expansion of new business areas. We are putting more emphasis than ever on the expansion of new business areas. With the acquisition of Instinet in February 2007, we are addressing an electronic trading platform in global equities as a new business area. At the same time we acquired a minority stake in Fortress Investment Group, a global alternative investment manager, with the aim of expanding our product range. In the future, if we can be confident that businesses acquired through M&A will give rise to complementary relationships and provide synergy, we believe we will be able to utilize M&A as a powerful strategic option.

In addition, we have expanded into new business areas with JOINVEST Securities Co., Ltd. and the loan business of Nomura Capital Investment Co., Ltd. In the future, we intend to accelerate our progress in the expansion of business areas with the goal of broader business operation through such expansion.

In addressing the above challenges and strategy, we will bring together the collective strengths of our domestic and international operations to expand and develop Japan’s financial and capital markets, while also increasing profitability across our group to achieve our management targets and maximize shareholder value.

3. Risk Factors.

Risk Factors.

You should carefully consider the risks described below before making an investment decision. If any of the risks described below actually occurs, our business, financial condition, results of operations or cashflow could be adversely affected. In that event, the trading prices of our shares could decline, and you may lose all or part of your investment. In addition to the risks listed below, risks not currently known to us or that we now deem immaterial may also harm us and affect your investment.

Market fluctuations could harm our businesses

Our businesses are materially affected by conditions in the financial markets and economic conditions in Japan and elsewhere around the world. Market downturns can occur not only as a result of purely economic factors, but also as a result of war, act of terrorism, natural disasters or other similar events. A sustained market downturn can adversely affect our business and can result in substantial losses. Even in the absence of a prolonged market downturn, we may incur substantial losses due to market volatility.

Our brokerage and asset management revenues may decline

A market downturn could result in a decline in the revenues concerning our intermediary business because of a decline in the volume of brokered securities transactions that we execute for our customers. Also, with regard to our asset management business, in most cases, we charge fees for managing our clients’ portfolios that are based on the value of their portfolios. A market downturn that reduces the value of our clients’ portfolios, increases the amount of withdrawals or reduces the amount of new investments in these portfolios would reduce the revenue we receive from our asset management businesses.

Our investment banking revenues may decline

Unfavorable financial or economic conditions would likely reduce the number and size of transactions for which we provide securities underwriting, financial advisory and other investment banking services. Our investment banking revenues, which include fees from these services, are directly related to the number and size of the transactions in which we participate and would therefore decrease if there is a sustained market downturn.

We may incur significant losses from our trading and investment activities

We maintain large trading and investment positions in the fixed income, equity and other markets, both for our own account and for the purpose of facilitating our customers’ trades. Our positions consist of various types of asset, including financial derivatives transactions in the interest rate, credit, equity, currency, commodity, real estate and other markets, credited loans and real estate. Fluctuations of the markets where the foregoing assets are traded can adversely affect the value of these assets. To the extent that we own assets, or have long positions, a market downturn could result in losses if the value of these long positions decreases. Furthermore, to the extent that we have sold assets we do not own, or have short positions, an upturn in the prices of the assets could expose us to potentially unlimited losses. The uptrend of Japanese market interest rates and their volatility were caused by a monetary policy change by the Bank of Japan in March 2006. This could result in losses due to the decline in value of the bonds we own, although we have worked to mitigate these position risks with a variety of hedging techniques. We can incur losses if the markets move in a way we have not anticipated, as a result of specific events such as the Russian economic crisis in 1998 or the terrorist attacks on September 11, 2001. Also, we may face losses if the level of volatility of the markets where the foregoing assets are traded differs from our expectation, which may occur particularly in the emerging markets. In addition, we commit capital to take relatively large position for underwriting or warehousing assets to facilitate certain capital market transactions. Also, we structure and possess pilot fund for developing financial investment product and invest seed money to setup and preserve financial investment product. We may incur significant losses from these positions and market fluctuation.

Holding large and concentrated positions of securities and other assets may expose us to large losses

Holding a large amount of specific assets can enhance our risks and expose us to large losses in our businesses such as market-making, block trading, underwriting and acquiring newly-issued convertible bonds through third-party allotment. We have committed substantial amounts of capital to these businesses. This often requires us to take large positions in the securities of a particular issuer or issuers in a particular industry, country or region. For example, we previously held a large inventory for commercial mortgage-backed securities in our U.S. operations, the value of which seriously deteriorated after bond investors took flight from these investments in August 1998.

Extended market decline can reduce liquidity and lead to material losses

Extended market decline can reduce the level of market activity and the liquidity of the assets traded in the market. If we cannot properly close out our associated positions, particularly with respect to over-the-counter derivatives, we may incur substantial losses due to the difficulty of monitoring prices in a less liquid market.

Our hedging strategies may not prevent losses

We use a variety of instruments and strategies to hedge our exposure to various types of risk. If our hedging strategies are not effective, we may incur losses. We base many of our hedging strategies on historical trading patterns and correlations. For example, if we hold an asset, we may hedge this position by taking another asset which has, historically, moved in a direction that would offset a change in value of the former asset. However, historical trading patterns and correlations may not continue, and these hedging strategies may not be fully effective in mitigating our risk exposure because we are exposed to all types of risk in a variety of market environments.

Our risk management policies and procedures may not be fully effective in managing market risk

Our policies and procedures to identify, monitor and manage risks may not be fully effective. Some of our methods of managing risk are based upon observed historical market behavior. This historical market behavior may not continue in future periods. As a result, we may suffer large losses by being unable to predict future risk exposures that could be significantly greater than the historical measures indicate. Other risk management methods that we use also rely on our evaluation of information regarding markets, clients or other matters, which is publicly available or otherwise accessible by us. This information may not be accurate, complete, up-to-date or properly evaluated, in which case we may be unable to properly assess our risks, and thereby suffer large losses.

Market risk may increase the other risks that we face

In addition to the potentially adverse effects on our businesses described above, market risk could exacerbate other risks that we face. For example, the risks associated with new products through financial engineering/innovation may be increased by market risk. Also, if we incur substantial trading losses caused by our exposure to market risk, our need for liquidity could rise sharply while our access to cash may be impaired as a result of the rise of our own credit risk. Furthermore, if there is a market downturn, our customers and counterparties could incur substantial losses of their own, thereby weakening their financial condition and, as a result, increasing our credit risk exposure to them. Our liquidity risk and credit risk are described below.

Liquidity risk could impair our ability to fund operations and jeopardize our financial condition

Liquidity, or having ready access to cash, is essential to our businesses. In addition to maintaining a readily available cash position, we seek to enhance our liquidity through repurchase and securities lending transactions, access to long-term debt, issuance of long-term bonds, diversification of our short-term funding sources such as commercial paper, and by holding a portfolio of highly liquid assets. We bear the risk that we may lose liquidity under certain circumstances, including the following:

We may be unable to access the debt capital markets

We depend on continuous access to the short-term credit markets and the debt capital markets to finance our day-to-day operations. An inability to raise money in the long-term or short-term debt markets, or to engage in repurchase agreements and securities lending, could have a substantial negative effect on our liquidity. For example, lenders could refuse to extend the credit necessary for us to conduct our business based on their assessment of our long-term or short-term financial prospects if:

•	we incur large trading losses,

•	the level of our business activity decreases due to a market downturn, or

•	regulatory authorities take significant action against us.

Our ability to borrow in the debt markets also could be impaired by factors that are not specific to us, such as a severe disruption of the financial markets or negative views about the general prospects for the investment banking, securities or financial services industries generally.

In particular, we may be unable to access the short-term debt markets

We depend primarily on the issuance of commercial paper and short-term bank loans as a principal source of unsecured short-term funding of our operations. Our liquidity depends largely on our ability to refinance these borrowings on a continuous basis. Investors who hold our outstanding commercial paper and other short-term debt instruments have no obligation to provide refinancing when the outstanding instruments mature. We may be unable to obtain short-term financing from banks to make up any shortfall.

We may be unable to sell assets

If we are unable to borrow in the debt capital markets or if our cash balances decline significantly, we will need to liquidate our assets or take other actions in order to meet our maturing liabilities. In volatile or uncertain market environments, overall market liquidity may decline. In a time of reduced market liquidity, we may be unable to sell some of our assets, which could adversely affect our liquidity, or we may have to sell assets at depressed prices, which could adversely affect our results of operations and financial condition. Our ability to sell our assets may be impaired by other market participants seeking to sell similar assets into the market at the same time. For example, after the Russian economic crisis in 1998, the liquidity of some of our assets, including Russian bonds and other assets, such as commercial mortgage-backed securities, was significantly reduced by simultaneous attempts by us and other market participants to sell similar assets.

Lowering of our credit ratings could increase our borrowing costs

Our borrowing costs and our access to the debt capital markets depend significantly on our credit ratings. Rating agencies may reduce or withdraw their ratings or place us on “credit watch” with negative implications. This could increase our borrowing costs and limit our access to the capital markets. This, in turn, could reduce our earnings and adversely affect our liquidity.

Event risk may cause losses in our trading and investment assets as well as market and liquidity risk

Event risk refers to potential losses in value we may suffer through unpredictable events that cause large unexpected market price movements. These include not only the events such as the terrorist attacks on September 11, 2001 and the Russian economic crisis in 1998 that resulted in losses to our business but also the following types of events that could cause losses on our trading and investment assets:

•	sudden and significant changes in credit ratings with regard to our trading and investment assets by rating agencies that have significant presence and influence on the market,

•	sudden changes in trading, tax, accounting, laws and other related rules which may make our trading strategy obsolete or less competitive, or

•	the failure of corporate actions, bankruptcy, and criminal prosecution with respect to the issuers of our trading and investment assets.

Losses caused by financial or other problems of third parties may expose us to credit risk

Our counterparties are from time to time indebted to us as a result of transactions or contracts, including loans, commitments to lend, other contingent liabilities, and derivatives transactions such as swaps and options.

We may incur material losses when our counterparties default on their obligations to us due to bankruptcy, deterioration in their creditworthiness, lack of liquidity, operational failure, an economic or political event, or other reasons. This risk may arise from:

•	decline of prices of securities issued by third parties, or

•

executing securities, futures, currency or derivative trades that fail to settle at the required time due to non-delivery by the counterparty or systems failure by clearing agents, exchanges, clearing houses or other financial intermediaries.

Problems related to third party credit risk may include the following:

Defaults by a large financial institution could adversely affect the financial markets generally and us specifically

The commercial soundness of many financial institutions is closely interrelated as a result of credit, trading, clearing or other relationships among the institutions. As a result, concern about the credit standing of, or a default by, one institution could lead to significant liquidity problems or losses in, or defaults by, other institutions. This may adversely affect financial intermediaries, such as clearing agencies, clearing houses, banks, securities firms and exchanges, with which we interact on a daily basis. Actual defaults, increases in perceived default risk and other similar events could arise in the future and could have an adverse effect on the financial markets and on us. We may suffer financially if major Japanese financial institutions fail or experience severe liquidity or solvency problems.

There can be no assurance as to the accuracy of the information about, or the sufficiency of the collateral we use in managing, our credit risk

We regularly review our credit exposure to specific customers or counterparties and to specific countries and regions that we believe may present credit concerns. Default risk, however, may arise from events or circumstances that are difficult to detect, such as fraud. We may also fail to receive full information with respect to the risks of a counterparty. In addition, in cases where we have extended credit against collateral, we may fall into a deficiency in value in the collateral. For example, if sudden declines in market values reduce the value of our collateral, we may become undersecured.

Our customers and counterparties may be unable to perform their obligations to us as a result of economic or political conditions

Country, regional and political risks are components of credit risk, as well as market risk. Economic or political pressures in a country or region, including those arising from local market disruptions or currency crises, may adversely affect the ability of clients or counterparties located in that country or region to obtain credit or foreign exchange, and therefore to perform their obligations owed to us.

The financial services industry is intensely competitive and rapidly consolidating

Our businesses are intensely competitive, and we expect them to remain so. We compete on the basis of a number of factors, including transaction execution, our products and services, innovation, reputation and price. In recent years, we have experienced intense price competition, particularly in brokerage, underwriting and other businesses. There has also been increased competition in terms of delivery of value-added services to customers, such as corporate advisory services.

Competition with commercial banks, commercial bank- owned securities subsidiary and non-Japanese firms in the Japanese market is increasing

Since the late 1990s, the financial services sector in Japan has been undergoing deregulation. Banks and other types of financial institutions can compete with us to a greater degree than they could before deregulation in the areas of financing and investment trusts. Among others, commercial bank- owned securities subsidiary and non-Japanese firms have been increasing their market shares in the underwriting business, corporate advisory services in connection with M&A, and exclusive retail business, thereby reducing our share.

Increased domestic and global consolidation in the financial services industry means increased competition for us

In recent years, there has been substantial consolidation and convergence among companies in the financial services industry. In particular, a number of large commercial banks, insurance companies and other broad-based financial services firms have established or acquired broker-dealers or have merged with other financial institutions in Japan and overseas. Particularly in Japan, the number of business alliances of securities companies with commercial banks have been increasing and non-Japanese commercial banks plan to create major securities subsidiaries by acquiring their company’s stocks. Consolidations of those financial institutions with a view to becoming a conglomerate are also reported as possible. Through such business alliances and consolidations, these other securities companies and commercial banks have, or would have, the ability to offer a wide range of products, including loans, deposit-taking, insurance, brokerage, asset management and investment banking services within their group. This diversity of services offered is enhancing, or would enhance, their competitive position compared with us. They also have the ability to supplement their investment banking and securities business with commercial banking, insurance and other financial services revenues in an effort to gain market share. We may lose market share as these large, consolidated firms expand their business.

Our ability to expand internationally will depend on our ability to compete successfully with financial institutions in international markets

We believe that significant challenges and opportunities will arise for us outside of Japan. In order to take advantage of these opportunities, we will have to compete successfully with financial institutions based in important non-Japanese markets, including the United States, Europe and Asia. Some of these financial institutions are larger, better capitalized and have a stronger local presence and a longer operating history in these markets.

Operational risk may disrupt our businesses, result in regulatory action against us or limit our growth

We face, for example, the following types of operational risk. If such risk materializes, we could suffer financial losses, disruption in our business, litigation from relevant parties, regulatory intervention in our business by the authorities, or reputation damage:

•	suffering damages due to failure to settle securities transactions,

•	suffering damages due to failure by officers or employees to perform proper administrative activities prescribed in regular procedures, such as orders to the securities exchanges,

•	suffering damages due to suspension or malfunction of systems, many of which are developed and maintained by our affiliate, Nomura Research Institute, Ltd., or,

•	suffering damages as a result of the destruction of our facilities or systems due to large-scale disasters or acts of terrorism.

Our business is subject to substantial legal and regulatory risk, to regulatory changes and reputation risk

Substantial legal liability or a significant regulatory action against us could have a material financial effect or cause reputation harm to us, which in turn could seriously damage our business prospects. Also, material changes in regulations applicable to us or to our market could adversely affect our business.

Our exposure to legal liability is significant

We face significant legal risks in our businesses. These risks include liability under securities or other laws for materially false or misleading statements made in connection with securities underwriting and offering transactions, potential liability for advice we provide in corporate transactions, disputes over the terms and conditions of complex trading arrangements or the validity of contracts for transactions with us and legal claims concerning our merchant banking business. During a prolonged market downturn, we would expect claims against us to increase. We may also face significant litigation. The cost of defending such litigation may be substantial and our involvement in litigation may damage our reputation. In addition, even legal transactions might be subject to social criticism according to the particulars or situations of such transactions. These risks may be difficult to assess or quantify and their existence and magnitude may remain unknown for substantial periods of time.

Extensive regulation of our businesses limits our activities and may subject us to significant penalties

The financial services industry is subject to extensive regulation. We are subject to regulation by governmental and self-regulatory organizations in Japan and in virtually all other jurisdictions in which we operate. These regulations are designed to ensure the integrity of the financial markets and to protect customers and other third parties who deal with us. These regulations are not necessarily designed to protect our shareholders and often limit our activities, through net capital, customer protection and market conduct requirements. We face the risk that regulatory authorities may intervene in our businesses through extended investigation and surveillance activity, adoption of costly or restrictive new regulations or judicial or administrative proceedings that may result in substantial penalties. We could be fined, prohibited from engaging in some of our business activities, or be subject to the temporary or long-term suspension or revocation of our legal authorization to conduct business. Our reputation could also suffer from the adverse publicity that any administrative or judicial sanction against us may create. As a result of such sanction, we may lose business opportunities for a period of time, even after the sanction is lifted, if and to the extent that our customers, especially public institutions, decide not to engage us for their financial transactions.

Material changes in regulations applicable to us or to our market could adversely affect our business

If regulations that apply to our businesses are introduced, modified or removed, we could be adversely affected directly or through resulting changes in market conditions. For example, in accordance with the amendments to the Securities and Exchange Law effective from December 1, 2004, banks and certain other financial institutions became able to act as agents of securities companies in the securities brokerage business and therefore increasing competition. Also there are controversies on firewalls between the commercial banks and securities firms from many perspectives to become effective as it needs to be. Furthermore, the Financial Instrument and Exchange Law which is expected to come into effect this September, enforces regulation against securities firms in matters such as advertisement which we may face additional restrictions on our sales and marketing.

Misconduct by an employee, Director or Executive Officer could harm us and is difficult to detect and deter

We face the risk that misconduct by an employee, Director or Executive Officer could occur. Misconduct by a party such as an employee, Director or Executive Officer, including transactions in excess of authorized limits, acceptance of risks that exceeds our limits, or concealment of unauthorized or unsuccessful activities may adversely affect our business. Misconduct by an employee, Director or Executive Officer could also involve the improper use or disclosure of confidential information, which could result in regulatory sanctions, legal liability and serious reputation or financial damage to us. We may not always be able to deter misconduct by an employee, Director or Executive Officer and the precautions we take to prevent and detect misconduct may not be effective in all cases.

Unauthorized disclosure of personal information held by us may adversely affect our business

We keep and manage personal information obtained from customers in relation to our business. Reportedly, in recent years, there have been many cases of personal information and records in the possession of corporations and institutions being improperly accessed or disclosed. We may have to provide compensation for economic loss and emotional distress arising out of a failure to protect such information in accordance with the Act on the Protection of Personal Information, rules, regulations and guidelines relating thereto. The provisions of this law applicable to us became effective on April 1, 2005.

Although we exercise care in protecting the confidentiality of personal information and take steps to ensure security of such information, if any material unauthorized disclosure of personal information does occur, our business could be adversely affected in a number of ways. For example, we could be subject to complaints and lawsuits for damages from customers if they are adversely affected as a result of the release of their personal information. In addition, we could incur additional expenses associated with changing our security systems, either voluntarily or in response to administrative guidance or other regulatory initiatives, or in connection with public relations campaigns designed to prevent or mitigate damage to our corporate or brand image or reputation. Any tarnishment of our reputation caused by such unauthorized disclosure could lead to a decline in new customers and/or a loss of existing customers, as well as to increased costs and expenses in dealing with any such problems.

We may not be able to realize gains we expect on our private equity investments

As discussed in “Private Equity Business” under Item 5.A. of this annual report, we restructured our European private equity business in 2002. Following the restructuring, the investments that were formerly possessed by the “old” Principal Finance Group (PFG) are now managed by Terra Firma Capital Partners Ltd. (TFCPL), an independent private equity firm, which was founded by a number of ex-Nomura employees. Under the agreements between the two parties, TFCPL has been appointed as sole, discretionary manager of the investments and has full autonomy over all decisions regarding how these investments are run and managed, including appointing management, setting and agreeing strategic direction and determining how and when the investments are eventually exited. Nomura as a passive investor in respect of the Terra Firma investments, cannot take any action in respect of TFCPL or any of the underlying investments and has no representation on the Board of Directors of any of the underlying investee companies. The legal arrangements entered into with Terra Firma are designed to ensure an alignment of interests between Nomura as the investor and TFCPL as the discretionary manager, but Nomura does not have the ability to terminate these arrangements other than for cause.

The performance of the Terra Firma investments could have a material impact on our future financial statements. This performance in turn will be dependent on the ability of TFCPL to maximize value from the investments and also on general market conditions. The Terra Firma investments are in the real estate sector, services sector and consumer business, which includes retail and consumer finance, and thus any deterioration in the market conditions of these sectors in Europe could have a material impact on our future financial statements. This is especially the case if market condition deteriorates in the residential real estate sector in UK, given the large amount of investment in this sector. Furthermore, given the large and illiquid nature of the Terra Firma investments, TFCPL, who manage these investments, may not be able to realize the value of the individual investments at a level, at the time or in a way they would wish. Inability to dispose of the underlying investments could have a material impact on our future financial statements.

Also, we have a growing private equity business in Japan as discussed in “Private Equity Business” under Item 5.A. of this annual report. The investments of this business are mainly in the manufacturing, restaurant industry and tourism industry in Japan. As the size of this business increases, any deterioration in the market conditions of these sectors and/or our inability to dispose of our private equity investments at a level, at the time or in a way we may wish, could have a material impact on our future financial statements.

We may not be able to dispose of our operating investments at the time or with the speed we would like

We hold substantial operating investments, which refer to investments in equity securities of companies not affiliated with us which we hold on a long-term basis in order to promote existing and potential business relationships. A substantial portion of these investments consists of equity securities of public companies in Japan. Under U.S. GAAP, depending on market conditions, we may record significant unrealized gains or losses on our operating investments, which would have a substantial impact on our income statement. Depending on the conditions of the Japanese equity markets, we may not be able to dispose of these equity securities when we would like to do so or as quickly as we may wish.

Equity investments in affiliates and other investees accounted for under the equity method in our consolidated financial statements may decline significantly over a period of time and result in our incurring an impairment loss

We have affiliates and investees accounted for under the equity method in our consolidated financial statements whose shares are publicly traded. Under U.S. GAAP, if there is a decline in the fair value, i.e., the market price, of the shares we hold in such affiliates over a period of time, and we determine, based on the guidance of Accounting Principles Board Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock,” that the decline is other than temporary, then we must record an impairment loss for the applicable fiscal period.

We may face an outflow of customers’ assets due to losses of cash reserve funds or bonds we offered

We offer many types of products to meet various needs of our customers with different risk profiles. Cash reserve funds, such as money management funds and money reserve funds, and Long-term Bond Investment Trusts (“Nomura Bond Fund”) are categorized as low-risk products. Such cash reserve funds may fall below par value as a result of losses caused by the rise of interest rates, the shifts in cash flow or defaults on bonds contained in the portfolio. In addition, bonds that we offer may default or experience delays in their obligation to pay interest and/or principal. Such losses in the products we offer may result in the loss of customer confidence and lead to an outflow of customer assets from our custody.

4. Significant Contracts.

None.

6. Operating and Financial analysis.

(1) Operating Results

Please refer to “1. Operating Results”. See also “2. Current Challenges” and “3. Risk Factors”.

(2) Critical Accounting Policies and Estimates

Use of estimates

In presenting the consolidated financial statements, management makes estimates regarding certain financial instrument and investment valuations, the outcome of litigation, the recovery of the carrying value of goodwill, the allowance for loan losses, the realization of deferred tax assets and other matters that affect the reported amounts of assets and liabilities as well as the disclosure in the financial statements. Estimates, by their nature, are based on judgment and available information. Therefore, actual results may differ from estimates, which could have a material impact on the consolidated financial statements and, it is possible that such adjustments could occur in the near term.

Fair value for financial instruments

Fair value of financial instruments is the amount at which the instruments could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Fair value of financial instruments is based on quoted market prices, broker or dealer quotations or an estimation by management of the amounts expected to be realized upon settlement under current market conditions. Fair value of exchange-traded securities and certain exchange-traded derivative contracts are generally based on quoted market prices or broker/dealer quotations. Where quoted market prices or broker/dealer quotations are not available, prices for similar instruments or valuation pricing models are considered in the determination of fair value. Valuation pricing models consider time value, volatility and other statistical measurements for the relevant instruments or for instruments with similar characteristics. These models also incorporate adjustments relating to the administrative costs of servicing future cash flow and market liquidity adjustments. These adjustments are fundamental components of the fair value calculation process.

Trading assets and trading liabilities, including derivative contracts, are recorded at fair value, and unrealized gains and losses are reflected in Net gain on trading. Fair value is based on quoted market prices or broker/dealer quotations where possible. If quoted market prices or broker/dealer quotations are not available or the liquidation of Nomura’s positions would reasonably be expected to impact quoted market prices, fair value is determined based on valuation pricing models which incorporate factors reflecting contractual terms, such as underlying asset prices, interest rates, dividend rates and volatility.

Valuation pricing models and their underlying assumptions impact the amount and timing of unrealized gains and losses recognized, and the use of different valuation pricing models or underlying assumptions could produce different financial results. Any changes in the fixed income, equity, foreign exchange and commodity markets can impact Nomura’s estimates of fair value in the future, potentially affecting trading gains and losses. As financial contracts have longer maturity dates, Nomura’s estimates of fair value may involve greater subjectivity due to the lack of transparent market data available upon which to base assumptions underlying valuation pricing models.

In determining fair value, we set forth six categories of financial instruments as described below:

	Billions of yen				Translation into billions of U.S. dollars
	March 31, 2006		March 31, 2007
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Trading securities, including securities pledged as collateral(1)	¥12,603	¥5,614	¥12,001	¥3,783	$102	$32
Non-trading debt securities, including securities pledged as collateral	221	—	256	—	2	—
Investments in equity securities	219	—	195	—	2	—
Investments in equity securities for other than operating purposes which are classified into Other assets—other	27	—	45	—	0	—
Private equity investments	365	—	347	—	3	—
Derivative contracts(1)	730	913	830	1,017	7	9

(1)	Securities options are classified as derivative contracts.

The following table sets forth the valuation of trading securities, non-trading debt securities, investment in equity securities and private equity investments by level of price transparency:

	Billions of yen
	March 31, 2007
	With price transparency	With little or no price transparency	Total
Trading securities inventory, including securities pledged as collateral	¥9,992	¥2,009	¥12,001
Trading securities sold but not yet purchased	3,782	1	3,783
Non-trading debt securities, including securities pledged as collateral	186	70	256
Investments in equity securities	164	31	195
Investments in equity securities for other than operating purposes which are classified into Other assets—other	35	10	45
Private equity investments	14	333	347

	Billions of yen
	March 31, 2006
	With price transparency	With little or no price transparency	Total
Trading securities inventory, including securities pledged as collateral	¥11,481	¥1,122	¥12,603
Trading securities sold but not yet purchased	5,583	31	5,614
Non-trading debt securities, including securities pledged as collateral	195	26	221
Investments in equity securities	205	14	219
Investments in equity securities for other than operating purposes which are classified into Other assets—other	16	11	27
Private equity investments	24	341	365

The fair value of trading securities, non-trading debt securities, and investments in equity securities is generally obtained from quoted market prices or broker/dealer quotations with reasonable level of price transparency, or priced with reference to comparable financial instruments whose parameters can be directly observed.

The types of instruments valued in this manner include listed equity, major sovereign government and agency bonds, supernational bonds, municipal bonds, corporates, liquid mortgage backed securities and money market instruments.

Certain trading and non-trading debt securities are less liquid and priced using management’s best estimate of fair value. These type of instruments include non-investment grade and distressed corporates debt, emerging market debt, mortgage and commercial loans, mortgage derivatives, non-investment structured notes, and structured notes with embedded exotic options.

Private equity investments are less liquid as described below.

Private equity business

Please refer to Notes 2 and 4 to consolidated financial statements included in Item 5. Financial Information.

Derivative contracts

Derivative contracts consist of listed derivatives and OTC derivatives. The fair value of listed derivatives are generally determined from quoted market prices. OTC derivatives are valued using valuation models. Listed derivative and OTC derivative assets and liabilities are shown below:

	Billions of yen		Translation into billions of U.S. dollars
	March 31, 2007
	Assets	Liabilities	Assets	Liabilities
Listed derivatives	¥64	¥66	$1	$1
OTC derivatives	766	951	6	8

	¥830	¥1,017	$7	$9

	Billions of yen
	March 31, 2006
	Assets	Liabilities
Listed derivatives	¥75	¥79
OTC derivatives	655	834

	¥730	¥913

The fair value of OTC derivative assets and liabilities at March 31, 2006 and 2007 by remaining contractual maturity are shown below:

	Billions of yen
	March 31, 2007
	Years to Maturity
	Less than 1 year	1 to 3 years	3 to 5 years	5 to 7 years	More than 7 years	Cross- maturity netting(1)	Total fair value
OTC derivative assets	¥174	¥251	¥224	¥110	¥370	¥(363)	¥766
OTC derivative liabilities	286	304	204	122	368	(333)	951

	Billions of yen
	March 31, 2006
	Years to Maturity
	Less than 1 year	1 to 3 years	3 to 5 years	5 to 7 years	More than 7 years	Cross- maturity netting (1)	Total fair value
OTC derivative assets	¥128	¥210	¥183	¥81	¥306	¥(253)	¥655
OTC derivative liabilities	183	315	182	110	269	(225)	834

Note:

(1)	This column shows the amount, which represents the netting of payable balances with receivable balances for the same counterparty across maturity band categories. Receivable and payable balances with the same counterparty in the same maturity category, however, are netted within the maturity category.

Fair values for OTC derivatives are estimated using pricing models based on net present value of estimated future cash flows. Price transparency for OTC derivative varies depending on product type, maturity and the complexity of the contract. Foreign exchange forwards, interest rates swaps and cross currency swaps in major currencies are types of derivative contracts with a high degree of price transparency as they are valued with models with readily observable market parameters. Long dated foreign exchange options, credit basket default swaps, swaps with multiple call features and other complex derivatives are often valued with correlations and volatilities that need some estimates and judgment, and they are less transparent in pricing.

Accounting Developments

Please refer to Note 2 to consolidated financial statements included in Item 5. Financial Information.

(3) Quantitative and Qualitative Disclosures about Market Risk

Risk Management

Our group business activities are inherently subject to various risks. The process of managing those risks is an integral part of management’s responsibilities with the aim to secure fiscal health as well as to contribute in the maintenance and expansion of corporate value. Our risk management framework and governance structure is intended to provide comprehensive controls, monitoring and reporting.

Global Risk Management Structure

1) Governance

We have an independent global risk management unit headquartered in Tokyo in addition to the risk management which takes place at each level of our business. The global risk management unit assists with the supervisory function of GEMC(Group Executive Management Committee) and Chief Officer, who is in charge of risk management and is responsible for implementation of the risk management framework and supervising risks. Supervision by the global risk management unit includes establishing an enterprise-wide risk management framework, ensuring its adoption by the entire group, monitoring the appropriateness of risk management, and measuring and analyzing the risks of the entire group. In particular, the global risk management unit establishes and enhances all of our risk management policies and rules. The global risk management unit gathers necessary information for risk management and implements risk management policies for our global operations. The global risk management unit reports ongoing risk status and the results of its analysis to senior management. These processes are audited regularly by Internal Audit.

In addition to the above structure, the Commitment Committee controls risks relating to less liquid asset investments and important investments from a risk management perspective. Our Commitment Committee is made up of the Executive Officers assigned by the Chairman of the Commitment Committee, while such Chairman is appointed by our President and Chief Executive Officer.

2) Risk Control

We carry out dynamic risk control in each regional front office business which is capable of a more flexible response and effective risk management in regard to the unique business of each regional front office and is consistent to the application of limits and guidelines in economic capital which is the framework of capital allocation for us. We set limits and develop policy rules for the sake of unfailingly undertaking risk control at a level nearer to trading risk after risk control through capital allocation confined at the setting of economic capital limit by division has gained flexibility for business execution. We set economic capital guideline for core business units within a business line. Through these guidelines, a framework which links capital management by the upper means of economic capital and risk control by lower means such as Value-at-Risk (“VaR”) is formed.

3) Global Risk Management System

We have made a significant commitment to the development and continuous enhancement of an appropriate risk management system and procedures. This system enables us to produce various analyses of global-based exposure to counterparties, as well as to calculate risk amounts, including VaR amounts discussed below, based upon our position and sensitivity data sets provided from our regional risk management system. The system, which senior management, global risk manager and regional risk managers access, integrates global market data, counterparty, position, exposure and other risk information worldwide.

We maintain standardized methodologies on risk measurement for all our global operations. With this standardized framework, we can evaluate and compare the risk-adjusted profitability of our existing businesses in a consistent manner. Senior management can use this information to enhance our performance by diversifying revenues and controlling exposures.

4) Model Review

We use pricing models when some of the financial instruments cannot be valued based upon quoted market prices. Such models are used for management of risk positions, such as reporting against limits, as well as for valuation. The global risk management unit reviews the models and assesses model appropriateness and consistency independently of the front office. The model reviews consider a number of factors about the model’s suitability for valuation and risk management of a particular product.

5) Back Testing / Stress Testing

We compare VaR values with the actual profit and losses in securities having marketability and verify model’s accuracy used in risk measurement. We count the number of actual times that VaR is exceeded and verify whether the number of times is within a predetermined range.

We also carry out stress testing. We assess the impact of the occurrence of terrorist acts and incidents such as Black Monday on the profit and loss of financial institutions. We verify losses which are over VaR and which are equivalent to the “distribution base” and verify if the size of economic capital by division is appropriate.

Definition and Types of Risks Managed

“Risk” represents the possibility of capital impairment due to unexpected losses in the business, and the possibility that business operations do not generate an assumed output or cannot reach an expected level or cannot meet a planned goal due to the deterioration of efficiency and/or effectiveness. We classify risks as “Portfolio risk” (Risk of losses arising from fluctuations and declines in the value of portfolios.) and “Non portfolio risk”. Portfolio risk consists of Market Risk, Credit Risk and Private Equity Risk. And Non portfolio risk consists of Operational Risk.

Market Risk

Market risk refers to the potential loss in the value of an asset resulting from changes in market prices, rates, indices, volatilities, correlations or other market factors. We are exposed to this type of risk primarily in connection with our trading activities. Effective monitoring and management of this risk requires an ability to analyze a complex and constantly changing capital market environment worldwide and to highlight any problematic trends quickly.

VaR. The statistical technique known as Value-at-Risk, or VaR, is one of the tools we use to assess market risk exposure of our trading portfolio. VaR is the potential loss in the value of our trading positions due to adverse movements in markets over a defined time horizon with a specified confidence level.

For our VaR, which we report below, we use a one-day time horizon and a 99% confidence level. This means that, statistically, there is one day out of every 100 days on which the actual trading loss exceeds the VaR.

VaR Methodology, Assumptions and Limitations. We make a number of assumptions and approximations in connection with the modeling of the risk characteristics of our trading positions. Different assumptions, approximations or a combination of them could result in a materially different VaR. We believe that the assumptions and approximations we use are reasonable.

We estimate VaR using a 99% confidence level and a one-day time horizon for our trading portfolio. Market risks that are incorporated in the VaR model include equity prices, interest rates, foreign exchange rates, and associated volatilities and correlations. The historical data to calculate volatilities and correlations are weighted to give greater importance to more recent observations. Given our reliance on historical data, VaR is most effective in estimating risk exposures in markets in which there are no sudden changes in market environments. An inherent limitation of VaR is that past changes in market risk factors, even when weighted toward more recent observations, may not produce accurate predictions of future market risk. Also, VaR using a one-day time horizon may not capture the market risk of positions that cannot be liquidated or hedged within one day.

There are other limitations of VaR. For example, our VaR computation assumes normal distribution for the returns on trading portfolios, while non-linear risk exposures on options would likely produce a non-normal distribution for the returns on those portfolios. Different distributional assumptions could produce a materially different VaR.

Non-trading Risk. A major market risk in our non-trading portfolio relates to operating equity investments held for relationship purposes which we hold on a long-term basis. Our non-trading portfolio is exposed mainly to volatility in the Japanese stock market. One method that can estimate the market risk in the portfolio is to analyze market sensitivity based on changes in the Tokyo Stock Price Index, or TOPIX, which is a leading index of prices of stocks on the First Section of the Tokyo Stock Exchange.

We use regression analysis for a period of the past 90 days between fluctuation in TOPIX and the market value of our operating equity investments held for relationship purposes. Our simulation indicates that, for each 10% change in TOPIX, the market value of our operating equity investments held for relationship purposes can be expected to change by ¥21,774 million as of March 31, 2006 and ¥16,942 million as of March 31, 2007. The difference in simulated numbers between March 31, 2006 and March 31, 2007 is due mainly from market value decrease in our operating equity investments held for relationship purposes. On March 31, 2006, TOPIX closed at 1,728.16 points and on March 31, 2007, TOPIX closed at 1,713.61 points. This simulation analyzes data for our entire operating equity investments held for relationship purposes. Therefore, it is very important to note that the actual results differ from our expectations because of price fluctuations of individual equities.

Market Liquidity Risk

Market liquidity risk refers to the additional risk that we face when we have large positions which cannot be disposed of in the course of normal market trading turnover. The longer we are exposed to these large positions, the greater the risk we face from fluctuations in the market price and other volatile market conditions. Funding risk is discussed in “Liquidity and Capital Resources” under Item 5.B. of this annual report.

Credit Risk

Credit risk refers to the potential loss in the value of a transaction because of a counterparty or issuer failing to perform its contractual commitment. This type of risk is reduced through diversification, effective credit analysis of counterparties, enforcement of credit limits by country and by counterparty, management of credit exposure through netting arrangements, and the maintenance of adequate collateral to secure the commitments of counterparties. We also use credit derivatives to reduce our exposure or hedge our credit risk with respect to issuers. Our regional credit officers monitor on a daily basis all credit risk and limits, and communicate credit information and concerns to our global risk management headquarters in Tokyo.

We measure our credit risk to counterparties to derivatives transaction as the sum of actual current exposure evaluated daily at its fair value, plus potential exposure until maturity of such transactions. All derivative credit lines are centrally controlled through our global risk management headquarters in Tokyo.

We enter into International Swaps and Derivatives Association, Inc. master agreements or equivalent agreements called master netting agreements with many of our derivative counterparties. Master netting agreements provide protection to reduce our risks of counterparty default and, in some cases, offset our consolidated balance sheet exposure with the same counterparty which provides a more meaningful presentation of our balance sheet credit exposure.

In addition, to reduce default risk, we require collateral, principally cash or highly liquid bonds, including U.S. government securities and Japanese government securities when necessary.

The credit quality of our trading-related derivatives as of March 31, 2007 is summarized in the table below, showing the fair value of the related assets by counterparty credit rating. The actual credit ratings are determined by our internally determined public rating agency equivalents.

Counterparty Credit Ratings for Replacement Cost (Net of Collateral) of Trading Derivatives in Gain Positions

	Years to Maturity					Cross- Maturity Netting (1)	Total Fair Value	Collateral Obtained	Replacement Cost	Replacement Cost
Credit Rating	Less than 1 Year	1 to 3 Years	3 to 5 Years	5 to 7 Years	More than 7 Years
							(a)	(b)	(a)-(b)
	(in billions of Yen and millions of U.S. dollars)
AAA	¥31	¥18	¥28	¥5	¥119	¥(48)	¥153	¥—	¥153	$1,301
AA	100	115	122	77	131	(233)	312	54	258	2,195
A	32	97	52	25	83	(72)	217	23	194	1,650
BBB	2	2	20	1	5	(4)	26	2	24	204
BB	1	14	1	0	0	(4)	12	1	11	94
Other(2)	8	5	1	2	32	(2)	46	3	43	366

Sub-total	174	251	224	110	370	(363)	766	83	683	5,810
Listed	44	17	3	0	—	—	64	—	64	544

Total	¥218	¥268	¥227	¥110	¥370	¥(363)	¥830	¥83	¥747	$6,354

Notes:

(1)	This item represents netting of payable balances with receivable balances for the same counterparty across maturity band categories. Receivable and payable balances with the same counterparty in the same maturity category, however, are net within the maturity category.
(2)	“Other” mainly consists of embedded derivatives bifurcated from the notes issued by certain subsidiaries and does not necessarily indicate that the counterparties’ credit is below investment grade.

Loan Credit Risk

We provide loans. Loan exposure is managed as Loan Credit Risk. Before each transaction, the business unit, the global risk management unit and other related units review loan counterparty from various viewpoints such as fundamental and credit analysis. With the review, we assign internal ratings and calculate expected loss amount at the time of default. After providing a loan, the business unit and the global risk management monitor and manage the Loan Credit Risk once the loan is provided.

Private Equity Risk

We have significant exposure to private equity assets through our Merchant Banking activities. By their nature, these assets are less liquid than other trading assets, and as a result, valuations of these assets require different methods from those used for trading assets. We sometimes observe higher concentration in risks related to private equity investments compared to concentration in risks related to trading assets, but in most cases, each private equity investment carries risks specific to the individual investments. Given these characteristics, the market risk approach which is derived from day-to-day movement of market variables cannot capture the risk of private equity investments. Therefore we treat them as Private Equity Risk under our risk management framework.

We measure the Private Equity Risk with a model that calculates the risk at the same confidence level that is used for other risk categories.

Operational Risk

Operational risk is defined as the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. This definition includes legal risk, but excludes strategic and reputational risk.

Operational risk includes broad type of event such as criminal or other improper actions taken by our executives and employees, or failure or malfunction of our system management, or the occurrence of external phenomena such as natural disasters.

Due to the increased sophistication in security transactions and the outsourcing or systemization of our operations for efficiency purposes, reduction of operational risk has become increasingly essential. We manage operational risk as follows;

Processing Risk.

Processing risk is a type of operational risk. It refers to the risk in which we suffer damages due to failure to perform our operations properly, accidents or engagement in improprieties by our executives and employees.

In order to mitigate processing risk, we have internal regulations on setting up operations procedures with proper control, and endeavor to execute accurate and expeditious operations. We also enhance systems to reduce uncertainty of manual works.

IT Risk.

IT risk is a type of operational risk. It refers to the risk in which we suffer damages due to system defects, such as the shutdown or malfunction of computer systems. IT risk also includes the risk that we may suffer damages due to unauthorized uses of computers. Moreover it includes computer system troubles which has caused by external events such as infringement of securities or electricity shutdown.

In order to deal with IT risk, we have internal regulations on information security management that set out our security policy. We make it the first priority to make these regulations well known and understood by our employees, including the importance of compliance. Also, our users cooperate with system developers in developing new systems since the early stage of the development, and we aim to structure these systems that operate in line with our actual business operations. Our users participate in comprehensive tests at the time of releasing important systems. We endeavor to mitigate IT risk through appropriate checking, for example our users participate in comprehensive testing before releasing significant systems. Furthermore, for significant systems, we have a surveillance system which operates 24 hours a day, 365 days a year, and we implement early detection and recovery from failures.

Legal Risk

Legal risk refers to the risk of non-compliance with applicable legal and regulatory requirements, and potential loss from the inability to recover payments due from a counterparty owing to the non-enforceability of a contract. Professional expertise in the applicable regulatory environment where we conduct business, and an ability to develop cross-border products and services that meet divergent and often conflicting requirements of various regulatory regimes, are essential for managing this type of risk. We manage our legal risk primarily at the level of our regional operations. In addition to such regional legal risk management, we appointed a Group Compliance Officer on April 1, 2007 and established the Group Compliance Department on July 1, 2007 in order to enhance compliance management on a group basis. We have an Internal Controls Committee which is charged with the task of promoting proper corporate behavior throughout our group and enhancing our internal controls and procedures. The members of this committee are the President and Chief Executive Officer, some of our Executive Officers and non-executive Directors including a member of the Audit Committee. In addition, for our Japanese securities operations, the Compliance Committee in Nomura Securities, which consists of the President and Chief Executive Officer and some of the Executive Officers of Nomura Securities as well as two outside lawyers, considers major compliance matters. As part of our efforts to address legal risks for our global business, global legal and compliance conferences are held regularly to discuss issues relating to cross-border business.

Nomura is now developing the new framework of operational risk management. The new framework will include risk assessment methodology, risk capital calculation model which will be compliant with Basel II regulations.

(4) Liquidity and Capital Resources.

Liquidity

Overview

Liquidity is of critical importance to Nomura and other companies in the financial services sector. We define liquidity risk as the potential inability to meet financial obligations as they become due. We therefore seek to ensure adequate liquidity across market cycles and through periods of stress. Our primary liquidity objective is to withstand market shocks for a period lasting up to one year without having to raise additional unsecured financing or forcing the liquidation of trading assets.

We achieve our primary liquidity objective through maintaining sufficient long-term debt and equity to meet the cash capital requirements of all our assets and by maintaining portfolios of cash and highly liquid securities that can be converted into cash through either sale or pledge in order to meet our immediate liquidity requirements. The Chief Financial Officer exercises general control over the financial strategy of the Nomura group companies. Reporting to him, Global Treasury is responsible for monitoring and managing our liquidity in accordance with policies determined by the Group Executive Management Committee or other decision making bodies.

Liquidity Policy

Our liquidity policies aim to ensure adequate liquidity across market cycles and through periods of stress. To achieve this goal, we have established the following liquidity policies to ensure that we are able to withstand market shocks of up to one year without having to raise additional unsecured financing or to undertake forced liquidation of trading assets, although we may from time to time decide to sell assets in the course of normal business or for strategic purposes. We operate according to established liquidity policies and we have procedures in place to regularly monitor and report compliance with the following policies.

1. Ensure Appropriate Funding Mix. We seek to maintain sufficient long-term debt and equity to meet the cash capital requirements of all our assets. The amount of liquidity required is based on an internal model which incorporates the following long-term financing requirements:

(i)	Our ability to finance assets using secured funding, including repurchase agreements and securities lending transactions. The cash capital requirements are calculated using conservative estimates of the assets secured borrowing power in stressed scenarios.

(ii)	Goodwill and indefinable intangible assets, property, equipment and other illiquid assets.

(iii)	Collateral requirements on derivative contracts arising as a result of a two-notch downgrade in our credit rating. In addition, other unencumbered assets held at exchanges for chaining requirements are also funded with long-term liquidity.

(iv)	Commitments to lend to external counterparties based on the probability of drawdown.

(v)	Capital or other forms of financing in our regulated subsidiaries that is in excess of their long-term cash capital requirements.

We seek to maintain a surplus cash capital position. As of March 31, 2007, the Firms equity capital and long-term borrowings substantially exceeded our cash capital requirements.

We routinely issue long-term debt in various maturities to maintain an appropriate long-term funding surplus. We also seek to maintain average maturity for plain vanilla notes and long-term borrowing of more than three years. The average maturity (for debts with maturities longer than one year) was 4.03 years as of March 31, 2007. Approximately 80% of medium-term notes, or MTNs is structured and linked to interest or equity, indices, currencies or commodities. Conditions for call / trigger by indices are set by each MTN. Based on our experience with various derivative transactions, we calculate and monitor the probability of redemptions with our model. The average maturity of structured notes (notes with maturities longer than one year) was 8.02 years as of March 31, 2007. The average maturity of whole long-term funding including plain vanilla debts was 6.05 years as of March 31, 2007. The graph below shows the distribution of maturities of our outstanding long-term debts. Maturities for Plain Vanilla debts are based on contractual maturities. Maturities for structured notes are long-term funding maturities based on our internal model. It should be noted that the debts with maturities shorter than one year is not included in the long-term portfolio.

(1)	Redemption schedule is individually estimated by considering of the probability of redemption. Due to structure bias, we use the probability adjusted by a certain stress.

2. Diversify unsecured funding sources. We seek to reduce refinancing risk through maintaining diversified funding sources. We diversify funding by product, investor and market, and we benefit by distributing a significant portion of our debt through our retail and institutional sales force to a large diversified global investor base. We recognize that the effectiveness of our liquidity policies depends upon the stability of our short and long-term financing mix. We therefore seek to maintain a funding mix whereby the amount of long-term unsecured debt is significantly greater than our short-term (including the current portion of long-term debt) funding portfolios.

	March 31
	2006		2007
	(in billions, except percentages)
Short-Term Unsecured Debt Total(1) (2)	¥1,249.5	19.3%	¥1,810.9	21.7%
Short-Term Bank Borrowings	318.9		529.5
Other Loans	81.2		25.9
Commercial Paper	370.6		526.2
Deposit at Banking Entities	302.5		349.6
Certificates of Deposit	70.4		62.1
Bonds and Notes maturing within one year	105.9		317.6
Long-Term Unsecured Debt Total(1)	3,175.9	48.9%	4,360.4	52.1%
Long-Term Bank Borrowings	552.3		845.4
Other Loans	68.6		135.9
Bonds and Notes	2,555.0		3,379.1
Shareholders’ Equity	2,063.3	31.8%	2,185.9	26.2%

(1)	Unsecured debt figures exclude unsecured debt of private equity entities.
(2)	Short-term unsecured debt includes the current portion of long-term unsecured debt.

We also seek to diversify funding by currency. The proportion of our non-yen denominated long-term debt increased to 23.4% of total term debt outstanding as of March 31, 2007 (12.6% as of 31 March 2006).

Issuance of securities by regulated broker-dealers or banking entities may restrict the availability of liquidity across the group. We make limited use of such entities. We actively seek to concentrate issuance of all long-term unsecured, non-deposit funding instruments at either the parent company or unregulated issuing entities. The primary benefits of this strategy include cost minimization, wider investor name recognition and greater flexibility in providing funding to various subsidiaries across Nomura group companies.

3. Maintain Liquidity Portfolios. We have structured our liquidity portfolio under the assumption that in certain instances, legal and regulatory requirements can restrict the flow of funds between entities in our consolidated group, and funds or securities might not freely move from subsidiaries to the parent company. We seek to maintain portfolios of cash and unencumbered highly liquid securities that may be sold or pledged to provide liquidity.

The cost and availability to company of unsecured funding are generally dependent on credit ratings and could be adversely affected by a debt rating downgrade or deterioration in certain of company’s financial ratios or other measures of financial performance.

For example, the cost of issuing commercial paper may rise due to downgrade of our short-term debt ratings Whereas our cash capital model uses a one year time horizon to determine the appropriate funding mix, the size and structure of our liquidity portfolios takes into account immediate cash requirements arising from:

(i)	Upcoming maturities of unsecured debt (maturities less than one year).

(ii)	Potential buybacks of our outstanding debt.

(iii)	Loss of secured funding lines particularly for less liquid assets, over and above our cash capital estimates.

(iv)	Market disruption due to large-scale disasters.

The liquidity portfolio is primarily invested in highly liquid instruments including U.S. and Japanese government bonds, money market funds and bank deposits, mostly denominated in Japanese yen and U.S. dollars. As of March 31, 2007, we maintained ¥1,937.2 billion of liquidity portfolios excluding those of private equity entities.

	March 31
	2006	2007
	(in billions)
Liquidity Portfolios(1)	¥2,278.9	¥1,937.2
Cash, Cash Equivalent and Deposits	1,488.0	910.0
Overnight Call Loans	53.5	85.2
Government Securities	737.4	942.0

(1)	Excluding private equity entities. Consolidated private equity entities had ¥22.1 billion and ¥46.7 billion of cash and cash deposits as of March 31, 2006 and March 31, 2007, respectively.

In addition to the liquidity portfolio, we have other unencumbered assets comprising mainly unpledged trading inventory that can be used as an additional source of secured funding. The aggregate value of our liquidity portfolios and other unencumbered assets as of March 31, 2007 was ¥4,305.8 billion — this represented 269% of our total unsecured debt maturing within one year.

	March 31
	2006	2007
	(in billions)
Net Liquidity Value of Other Unencumbered Assets	¥1,634.0	¥2,368.6
Liquidity Portfolios(1)	2,278.9	1,937.2

Total	¥3,912.9	¥4,305.8

(1)	Excluding private equity entities. Consolidated private equity entities had ¥22.1 billion and ¥46.7 billion of cash and cash deposits as of March 31, 2006 and March 31, 2007, respectively.

4. Maintain Committed Bank Facilities. We maintain undrawn committed facilities with a group of globally recognized banks in order to provide contingent financing sources. Such facilities include both bilateral and syndicated arrangements. These facilities provide an additional potential liquidity buffer in excess of that required by our liquidity model. The maturity dates of these facilities are distributed evenly in order to prevent excessive maturities of facilities in any given period. We do not believe that any of the covenant requirements in the facilities will impair our ability to draw on them.

Excluding those of private equity entities, the undrawn portion of these facilities amounted to ¥395.8 billion as of March 31, 2007. The decrease of ¥208.1 billion from the previous year reflects a continuation of our policy to replace part of the committed bank facilities with long-term borrowing.

5. Maintaining and testing Contingency Funding Plan. We have developed a detailed contingency funding plan, or CFP. This has been developed at each subsidiary level in order to capture specific cash requirements at the subsidiary level - it assumes that the parent company does not have access to cash that may be trapped at the subsidiary level due to regulatory, legal or tax constraints.

As part of the CFP, we have developed an approach for analyzing and specifying the extent of any liquidity crisis. This allows us to estimate the likely impact of both a Nomura-specific and market-wide crises; and specifies the immediate action to be taken to mitigate any risk. The CFP lists details of key internal and external parties to be contacted and the processes by which information is to be disseminated. We periodically test the effectiveness of our funding plans for different Nomura specific events and market-wide.

Cash Flow

Cash and cash equivalents as of March 31, 2007, decreased by ¥581.9 billion as compared to March, 31, 2006. Net cash used in operating activities amounted to ¥1,627.2 billion due to an increase of trading related assets and private equity investments (net of trading related assets and liabilities). Net cash used in investing activities was ¥533.8 billion. Net cash provided by financing activities was ¥1,568.7 billion as a result of an increase in borrowings.

Balance Sheet and Financial Leverage

Total assets as of March 31, 2007, were ¥35.9 trillion, an increase of ¥0.8 trillion compared to March 31, 2006, reflecting an increase in loans and receivables, collateralized agreements, and other assets. Total liabilities as of March 31, 2007, were ¥33.7 trillion, an increase of ¥0.7 trillion compared to March 31, 2006, due to an increase in collateralized financing and borrowings. Total shareholders’ equity at March 31, 2007, was ¥2.2 trillion, an increase of ¥0.1 trillion compared to March 31, 2006, due to an increase in retained earnings.

We seek to maintain sufficient capital at all times to withstand losses due to extreme market movements. Senior management is responsible for implementing and enforcing capital policies. This includes the determination of our balance sheet size and required capital levels. We continuously review our equity capital base to ensure that it can support the economic risk inherent in our business. There are also regulatory requirements for minimum capital of entities that operate in regulated securities or banking businesses. See Note 16 for further information of regulatory requirements.

Our capital was ¥2,185.9 billion as of March 31, 2007 compared with ¥2,063.3 billion as of March 31, 2006. Our leverage ratio as of March 31, 2007 has decreased to 16.4 times from 17.0 times as of March 31,2006, largely due to the increase of our shareholders’ equity.

The following table sets forth our shareholders’ equity, total assets, adjusted assets and leverage ratios:

	March 31
	2006		2007
	(in billions, except ratios)
Shareholders’ equity	¥2,063.3		¥2,185.9
Total assets	35,026.0		35,873.4
Adjusted assets(1)	17,998.2		18,035.1
Leverage ratio(2)	17.0	x	16.4	x
Adjusted leverage ratio(3)	8.7	x	8.3	x

(1)	Adjusted assets represent total assets less securities purchased under agreements to resell and securities borrowed transactions.
(2)	Leverage ratio equals total assets divided by shareholders’ equity.
(3)	Adjusted leverage ratio equals adjusted assets divided by shareholders’ equity.

Credit Ratings

The cost and availability of unsecured funding generally are dependent on credit ratings. Our long-term and short-term debt were rated by several recognized credit rating agencies. We believe that our credit ratings include the credit ratings agencies’ assessment of the general operating environment, our positions in the markets in which we operate, reputation, earnings structure, trend and volatility of our earnings, risk management framework, liquidity and capital management. An adverse change in any of these factors could result in a reduction of our credit ratings, and that could, in turn, increase our borrowing costs and limit our access to the capital markets or require us to post additional collateral and permit counterparties to terminate transactions pursuant to certain contractual obligations. In addition, our credit ratings can have a significant impact on certain of our trading revenues, particularly in those businesses where longer term counterparty performance is critical, such as OTC derivative transactions.

As of March 31, 2007, the credit ratings of Nomura Holdings, Inc. and Nomura Securities Co., Ltd. provided by such credit rating agencies were as follows:

Nomura Holdings, Inc.	Short-term Debt	Senior Debt
Standard & Poor’s	A-2	A-
Moody’s Investors Service	—	A3
Rating and Investment Information, Inc.	a-1+	AA-
Japan Credit Rating Agency, Ltd.	—	AA

Nomura Securities Co., Ltd.	Short-Term	Senior Debt
Standard & Poor’s	A-1	A
Moody’s Investors Service	P-1	A2
Rating and Investment Information, Inc.	a-1+	AA-
Japan Credit Rating Agency, Ltd.	—	AA

Both of Rating and Investment Information, Inc. (R&I) and Japan Credit Rating Agency, Ltd. are credit rating agencies nationally recognized in Japan. We rely on, or utilize, credit ratings on our long-term and short-term debt provided by these Japanese credit rating agencies, as well as Standard & Poor’s and Moody’s Investors Service, for purposes of unsecured funding and other financing activities and also for purposes of our trading and other business activities. Within the rating classification system of R&I, “a-1” is the highest of five categories for short-term debt and indicates “a strong degree of certainty regarding the debt repayment”; and “A” is the third highest of nine categories for long-term debt and indicates “a high degree of certainty regarding the debt repayment with excellence in specific component factors”, with a plus (+) or minus (-) sign added to a rating in that category to indicate its relative standing within that category. Within the rating classification system of Japan Credit Rating Agency, Ltd., “AA” is the second highest of ten categories for long-term debt and indicates “a very high level of capacity to honor the financial commitment on the obligation”, with a plus (+) or minus (-) sign added to a rating in that category to indicate its relative standing within that category.

On June 13, 2006, Standard and Poor’s Ratings Services announced to raise its long-term counterparty credit ratings on four Nomura group companies, reflecting more stable group performance, the strengthened resilience of the group against stock market swings, and its more robust risk management. The long-term ratings on Nomura Holdings, Inc. and Nomura Trust & Banking Co., Ltd. were raised to ‘A-’ from ‘BBB+’, and on Nomura Bank International PLC to ‘BBB+’ from ‘BBB’. The long and short-term ratings on Nomura Securities Co., Ltd. were raised to ‘A/A-1’ from ‘A-/A-2’. The outlook on the long-term rating on Nomura Bank International PLC is positive, and the outlooks on the long-term ratings on the other three Nomura companies are stable.

On October 11, 2006, R&I upgraded its long-term and short-term ratings of Nomura Holdings, Inc. and Nomura Securities Co., Ltd. The Rating Outlook is Stable. In the summary of evaluation, the Nomura group is the largest securities group in Japan. In addition to Nomura Securities Co., Ltd., which has the largest domestic customer base, the group includes influential companies like Nomura Asset Management Co., Ltd. and has superior expertise in product development and information services. The customer base of the Nomura group is sound and its business development potential is substantial. In R&I’s view, the Nomura group will be able to maintain its strong competitiveness in the medium term. In retail operations, the Nomura group has set its sights on expanding its customer base and providing high quality financial services and in the past few years has been achieving outcomes such as greatly expanding customer assets. R&I will pay attention to further efforts to increase customer contacts and diversify its products in the future. In the wholesale area, the group has not only secured an undisputed position in the market by using its solid equity capital base to advantage but also continues to maintain a sound position in a number of areas such as the underwriting of shares and M&A. There has been significant progress in liquidity management as well as risk management and economic capital management. In the AA zone, (1) a stable fundraising base or strict liquidity management coupled with (2) consistency in securing risk resilience commensurate with the AA zone rating are key criteria for financial groups. The Nomura group has not only established rigorous liquidity management but R&I believes that there is also a strong possibility that it will appropriately control its risk profile in the future as it establishes its risk management and economic capital management at a high level.

(5) Off-Balance Sheet Arrangements.

In connection with our operating activities, we enter into various off-balance sheet arrangements, which may require future payments. We utilize special purpose entities, or SPEs, to securitize commercial and residential mortgage loans, government and corporate bonds and other types of financial assets. Our involvement with SPEs includes structuring SPEs and acting as administrator of SPEs and underwriting, distributing and selling debt instruments and beneficial interests issued by SPEs to investors. We derecognize financial assets transferred in securitizations provided that we have relinquished control over such assets. We may obtain an interest in the financial assets, including residual interests in the SPEs, subject to prevailing market conditions. Any such interests are accounted for at fair value and included in Trading assets within our consolidated balance sheets, with the change in fair value included in revenues. In the normal course of business, we act as transferor of financial assets to VIEs, administrator of VIEs, and underwriter, distributor and seller of asset-repackaged financial instruments issued by VIEs in connection with our securitization and equity derivative activities. We purchase and sell variable interests in VIE, in connection with our market-making, investing and structuring activities. For further information about off-balance arrangements with SPEs and VIEs, see Note 6 to the consolidated financial statements included in this annual report. Our other types of off-balance sheet arrangements include guarantee agreements, derivative contracts, commitments to extend credit, commitments to invest in partnerships and lease commitments.

In the normal course of our banking/financing activities, we enter into various guarantee arrangements with counterparties in the form of standby letters of credit and other guarantees, which generally have a fixed expiration date. See Note 18 to our consolidated financial statements for a further discussion of these arrangements.

We enter into derivative contracts in connection with our trading activities to manage our interest rate, market price and currency exposures, and our non-trading activities to manage our interest rate, market price and currency exposures or to modify the interest rate characteristics of certain non-trading assets and liabilities. We generally enter into International Swaps and Derivatives Association, Inc. master agreements or their equivalents (“master netting agreements”) with each of our counterparties. Master netting agreements provide protection in the event of a counterparty’s bankruptcy under certain circumstances, and mitigate the credit risk exposure from these transactions. In some cases, they enable unrealized gains and losses arising from our dealings in over-the-counter derivatives to be presented on a net-by-counterparty basis in accordance with FIN No. 39, “Offsetting of Amounts Related to Certain Contracts.” Contracts with counterparties which are in a net loss position at fair value are recorded as liabilities. See Note 3 to our consolidated financial statements for a further discussion of these arrangements.

In the normal course of our banking/financing activities, we enter into contractual commitments to extend credit, which generally have fixed expiration dates. In connection with our investment banking activities, we enter into agreements with customers under which we commit to underwrite notes that may be issued by the customers. The outstanding commitments under these agreements are included in Commitments to extend credit. See Note 18 to our consolidated financial statements for a further discussion of these arrangements.

We have commitments to invest in interests in various partnerships and other entities, primarily in connection with our merchant banking activities, and commitments to provide financing for investments related to these partnerships. The outstanding commitments under these agreements are included in commitments to invest in partnerships. See Note 18 to our consolidated financial statements for a further discussion of these arrangements.

The following table shows our significant off-balance sheet arrangements at March 31, 2007:

	Total contractual amount
	(in millions)
Standby letters of credit and other guarantees	¥18,509	$157
Derivative contracts(1)	1,017,097	8,652
Operating lease commitments	63,145	537
Capital lease commitments	7,089	60
Commitments to extend credit	204,167	1,737
Commitments to invest in partnerships	213,623	1,817

(1)	This item represents the liability balance of derivative contracts at March 31, 2007.

The contractual amounts of commitments to extend credit represent the amounts at risk should the contracts be fully drawn upon, the customers default and the value of any existing collateral become worthless. The total contractual amount of these commitments may not represent future cash requirements since commitments may expire without being drawn upon. The credit risk associated with these commitments varies depending on the customers’ creditworthiness and the value of collateral held. We evaluate each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by us upon extension of credit, is based on management’s credit evaluation of the counterparty.

        In addition, we have commitments to enter into resale and repurchase agreements including amounts in connection with collateralized agreements, collateralized financing and Gensaki transactions. These commitments amounted to ¥3,251 billion ($28 billion) for resale agreements and ¥5,788 billion ($49 billion) for repurchase agreements at March 31, 2007.

(6) Tabular Disclosure of Contractual Obligations.

In connection with our operating activities, we enter into various contractual obligations and contingent commitments, which may require future payments. We issue Japanese yen and non-Japanese yen denominated long-term borrowings with variable and fixed interest rate in accordance with our funding policy. We lease our office space and certain employees’ residential facilities in Japan primarily under cancelable lease agreements which are customarily renewed upon expiration. We also lease certain equipment and facilities under capital and non-cancelable operating lease agreements.

The following table shows our contractual obligations and contingent commitments as well as their maturities as of March 31, 2007:

	Total contractual amount	Years to Maturity
		Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
	(in millions)
Long-term borrowings	¥5,002,890	¥328,276	¥1,199,168	¥879,911	¥2,595,535
Operating lease commitments	63,145	12,217	19,010	12,387	19,531
Capital lease commitments	7,089	1,861	2,847	1,586	795
Purchase obligations(1)	12,464	10,981	1,085	398	—
Commitments to extend credit	204,167	83,026	85,387	35,754	—
Commitments to invest in partnerships	213,623	130,462	17,638	1,015	64,508

Total	¥5,503,378	¥566,823	¥1,325,135	¥931,051	¥2,680,369

	Total contractual amount	Years to Maturity
		Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
	(in millions)
Long-term borrowings	$42,556	$2,792	$10,201	$7,485	$22,078
Operating lease commitments	537	104	162	105	166
Capital lease commitments	60	16	25	12	7
Purchase obligations(1)	106	94	9	3	—
Commitments to extend credit	1,737	706	727	304	—
Commitments to invest in partnerships	1,817	1,110	150	8	549

Total	$46,813	$4,822	$11,274	$7,917	$22,800

(1)	Purchase obligations for goods or services that include payments for construction-related, consulting & outsourcing, advertising, and computer & telecommunications maintenance agreements. The amounts reflect the minimum contractual obligations under enforceable and legally binding contracts that specify all significant terms. The amounts exclude obligations that are already reflected on balance sheet as liability (payable).

Excluded from the above table are obligations that are generally short-term in nature, including short-term borrowings, deposits received at banks and other payables, collateralized agreements and financing transactions (such as resale and repurchase agreements), and trading liabilities.

Item 4. Company Information

1. Share Capital Information

(1) Total Number of Shares

A. Number of Authorized Share Capital

Type	Authorized Share Capital (shares)
Common Stock	6,000,000,000

Total	6,000,000,000

B. Issued Shares

Type	Number of Issued Shares as of March 31, 2007	Number of Issued Shares as of June 28, 2007	Trading Markets
Common Stock	1,965,919,860	1,965,919,860	Tokyo Stock Exchange(*3) Osaka Stock Exchange(*3) Nagoya Stock Exchange(*3) Singapore Stock Exchange(*4) New York Stock Exchange(*5)	—

Total	1,965,919,860	1,965,919,860	—	—

(Notes)

1	Voting rights pertained.
2	Shares that may have increased from exercise of stock options between June 1, 2007 and June 28, 2007 are not included in the number of issued shares as of June 28, 2007.
3	Listed on the First Section of each stock exchange.
4	Common stock listed
5	American Depositary Shares listed.

(2) Stock Options

A. Stock Acquisition Right

Resolved by the 98th General Shareholders’ Meeting on June 26, 2002

	End of Fiscal Year (March 31, 2007)					End of Preceding Month to Filing of this Report (May 31, 2007)

Number of Stock Acquisition Right	1,296 (*1)					1,240 (*1)

Number of Stock Acquisition Right for Treasury (our of above number)	—					—

Type of Share under the Stock Acquisition Right	Common stock					Same as left

Number of Shares under the Stock Acquisition Rights	1,296,000					1,240,000

The Amount to be Paid upon Exercising the Stock Acquisition Right (*2)	¥1,801 per share					¥1,797 per share

Exercise Period of the Stock Acquisition Right	From July 1, 2004 to June 30, 2009					Same as left

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1,801 Capital Inclusion Price ¥901					Issue Price of Shares ¥1,797 Capital Inclusion Price ¥899
Conditions to Exercise of Stock Acquisition Right	1.	Not to be partial exercise of one stock acquisition right.				Same as left
	2.	For a person given Stock Acquisition Right (the “Optionee”), to satisfy all of the following conditions:
(1)	The Optionee maintains position as a
director, statutory auditor or employee of
the Company or a company, a majority of
whose outstanding shares or interests
(only limited to those with voting rights)
are held directly or indirectly by the
Company (hereinafter collectively
referred to as the “Company’s
Subsidiary”), during the time between the
grant of the stock acquisition rights and
the exercise. The Optionee is deemed to
maintain such a position as a director,
statutory auditor or employee of the
Company or the Company’s Subsidiary in
case the Optionee loses such a position by
either of the following situations:
			a)		Regarding the Optionee as a director or statutory auditor of the Company or the Company’s Subsidiary: retirement from office on account of the expiration of the Optionee’s term of office or other similar reasons; or
			b	)	Regarding the Optionee as an employee of the Company or the Company’s Subsidiary: retirement due to the attainment of the retirement age, transfer by order of the Company or the Company’s Subsidiary, retirement mainly due to sickness or injuries arising out of duty, discharge for a compelling business reason, or other similar reasons.
		(2)	The Optionee, at the time of exercising the stock acquisition rights, does not fall within either of the following cases:
			a	)	The Company or the Company’s Subsidiary determines in accordance with their Employment Regulations to dismiss the Optionee by suggestion or disciplinary procedures; or
			b	)	There is any other reason similar to a).
	3.	Regarding the successors of the Optionee, the Optionee must have satisfied the both conditions of the above 2.(1) and (2) immediately prior to the occurrence of succession.

	End of Fiscal Year (March 31, 2007)	End of Preceding Month to Filing of this Report (May 31, 2007)

Restriction of Transfer of Stock Acquisition Rights	Approval of the board of directors shall be required for transfer of the stock acquisition rights.	Same as left

Substituted Payment	—	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—	—

(Notes)

1.	1,000 shares will be issued per one stock acquisition right.
2.	In the event that the shares are split or consolidated, the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price = Exercise Price before Adjustment	x	1
Ratio of Split or Consolidation

In the event that the Company issues new shares or sells its treasury shares at a price less than market price (excluding for the exercise of the stock acquisition rights), the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price =	Exercise Price before Adjustment x	Number of Outstanding Shares +	Number of Newly Issued Shares and/or Treasury Shares Sold x Paid-in Amount Per Share
Market Price per Share
Number of (Outstanding + Newly Issued Shares and/or Treasury Shares Sold)

3.	Executive officers are treated in the same manner with directors.

Resolved by the 99th General Shareholders’ Meeting on June 26, 2003

	End of Fiscal Year (March 31, 2007)				End of Preceding Month to Filing of this Report (May 31, 2007)

Number of Stock Acquisition Right	1,407(*1)				1,326(*1)

Number of Stock Acquisition Right for Treasury (our of above number)	—				—

Type of Share under the Stock Acquisition Right	Common stock				Same as left

Number of Shares under the Stock Acquisition Rights	1,407,000				1,326,000

The Amount to be Paid upon Exercising the Stock Acquisition Right (*2)	¥1,626 per share				¥1,622 per share

Exercise Period of the Stock Acquisition Right	From July 1, 2005 to June 30, 2010				Same as left

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1,626 Capital Inclusion Price ¥813				Issue Price of Shares ¥1,622 Capital Inclusion Price ¥811

Conditions to Exercise of Stock Acquisition Right	1.	Not to be partial exercise of one stock acquisition right.			Same as left
	2.	For a person given Stock Acquisition Right (the “Optionee”), to satisfy all of the following conditions:
		(1)	The Optionee maintains position as a director, executive officer or employee of the Company or a company, a majority of whose outstanding shares or interests (only limited to those with voting rights) are held directly or indirectly by the Company (hereinafter collectively referred to as the “Company’s Subsidiary”), during the time between the grant of the stock acquisition rights and the exercise. The Optionee is deemed to maintain such a position as a director, executive officer or employee of the Company or the Company’s Subsidiary in case the Optionee loses such a position by either of the following situations:
			a)	Regarding the Optionee as a director or executive officer of the Company or the Company’s Subsidiary: retirement from office on account of the expiration of the Optionee’s term of office or other similar reasons; or
			b)	Regarding the Optionee as an employee of the Company or the Company’s Subsidiary: retirement due to the attainment of the retirement age, transfer by order of the Company or the Company’s Subsidiary, retirement mainly due to sickness or injuries arising out of duty, discharge for a compelling business reason, or other similar reasons.
		(2)	The Optionee, at the time of exercising the stock acquisition rights, does not fall within either of the following cases:
			a)	The Company or the Company’s Subsidiary determines in accordance with their Employment Regulations to dismiss the Optionee by suggestion or disciplinary procedures; or
			b)	There is any other reason similar to a).
	3.	Regarding the successors of the Optionee, the Optionee must have satisfied the both conditions of the above 2.(1) and (2) immediately prior to the occurrence of succession.

	End of Fiscal Year (March 31, 2007)	End of Preceding Month to Filing of this Report (May 31, 2007)

Restriction of Transfer of Stock Acquisition Rights	Approval of the board of directors shall be required for transfer of the stock acquisition rights.	Same as left

Substituted Payment	—	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—	—

(Notes)

1.	1,000 shares will be issued per one stock acquisition right.
2.	In the event that the shares are split or consolidated, the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price = Exercise Price before Adjustment	x	1
Ratio of Split or Consolidation

In the event that the Company issues new shares or sells its treasury shares at a price less than market price (excluding for the exercise of the stock acquisition rights), the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price =	Exercise Price before Adjustment x	Number of Outstanding Shares +	Number of Newly Issued Shares and/or Treasury Shares Sold x Paid-in Amount Per Share
Market Price per Share
Number of (Outstanding + Newly Issued Shares and/or Treasury Shares Sold)

Resolved by the 99th General Shareholders’ Meeting on June 26, 2003

	End of Fiscal Year (March 31, 2007)				End of Preceding Month to Filing of this Report (May 31, 2007)
Number of Stock Acquisition Right	503(*1)				428(*1)

Number of Stock Acquisition Right for Treasury (our of above number)	—				—

Type of Share under the Stock Acquisition Right	Common stock				Same as left

Number of Shares under the Stock Acquisition Rights	503,000				428,000

The Amount to be Paid upon Exercising the Stock Acquisition Right (*2)	¥1 per share				Same as left

Exercise Period of the Stock Acquisition Right	From June 5, 2006 to June 4, 2011				Same as left

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥1				Same as left

Conditions to Exercise of Stock Acquisition Right	1.	Not to be partial exercise of one stock acquisition right.			Same as left
	2.	For a person given Stock Acquisition Right (the “Optionee”), to satisfy all of the following conditions:
		(1)	The Optionee maintains position as a director, executive officer or employee of the Company or a company, a majority of whose outstanding shares or interests (only limited to those with voting rights) are held directly or indirectly by the Company (hereinafter collectively referred to as the “Company’s Subsidiary”), during the time between the grant of the stock acquisition rights and the exercise. The Optionee is deemed to maintain such a position as a director, executive officer or employee of the Company or the Company’s Subsidiary in case the Optionee loses such a position by either of the following situations:
			a)	Regarding the Optionee as a director or executive officer of the Company or the Company’s Subsidiary: retirement from office on account of the expiration of the Optionee’s term of office or other similar reasons; or
			b)	Regarding the Optionee as an employee of the Company or the Company’s Subsidiary: retirement due to the attainment of the retirement age, transfer by order of the Company or the Company’s Subsidiary, retirement mainly due to sickness or injuries arising out of duty, discharge for a compelling business reason, or other similar reasons.
		(2)	The Optionee, at the time of exercising the stock acquisition rights, does not fall within either of the following cases:
			a)	The Company or the Company’s Subsidiary determines in accordance with their Employment Regulations to dismiss the Optionee by suggestion or disciplinary procedures; or
			b)	There is any other reason similar to a).
	3.	Regarding the successors of the Optionee, the Optionee must have satisfied the both conditions of the above 2.(1) and (2) immediately prior to the occurrence of succession.

	End of Fiscal Year (March 31, 2007)	End of Preceding Month to Filing of this Report (May 31, 2007)

Restriction of Transfer of Stock Acquisition Rights	Approval of the board of directors shall be required for transfer of the stock acquisition rights.	Same as left

Substituted Payment	—	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—	—

(Notes)

1.	1,000 shares will be issued per one stock acquisition right.
2.	In the event that the shares are split or consolidated, the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price = Exercise Price before Adjustment	x	1
Ratio of Split or Consolidation

In the event that the Company issues new shares or sells its treasury shares at a price less than market price (excluding for the exercise of the stock acquisition rights), the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price =	Exercise Price before Adjustment x	Number of Outstanding Shares +	Number of Newly Issued Shares and/or Treasury Shares Sold x Paid-in Amount Per Share
Market Price per Share
Number of (Outstanding + Newly Issued Shares and/or Treasury Shares Sold)

Resolved by the 99th General Shareholders’ Meeting on June 25, 2004

	End of Fiscal Year (March 31, 2007)				End of Preceding Month to Filing of this Report (May 31, 2007)
Number of Stock Acquisition Right	1,296(*1)				1,282(*1)

Number of Stock Acquisition Right for Treasury (our of above number)	—				—

Type of Share under the Stock Acquisition Right	Common stock				Same as left

Number of Shares under the Stock Acquisition Rights	1,296,000				1,282,000

The Amount to be Paid upon Exercising the Stock Acquisition Right (*2)	¥1,613 per share				¥1,610 per share

Exercise Period of the Stock Acquisition Right	From July 1, 2006 to June 30, 2011				Same as left

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1,613 Capital Inclusion Price ¥807				Issue Price of Shares ¥1,610 Capital Inclusion Price ¥805

Conditions to Exercise of Stock Acquisition Right	1.	Not to be partial exercise of one stock acquisition right.			Same as left
	2.	For a person given Stock Acquisition Right (the “Optionee”), to satisfy all of the following conditions:
		(1)	The Optionee maintains position as a director, executive officer or employee of the Company or a company, a majority of whose outstanding shares or interests (only limited to those with voting rights) are held directly or indirectly by the Company (hereinafter collectively referred to as the “Company’s Subsidiary”), during the time between the grant of the stock acquisition rights and the exercise. The Optionee is deemed to maintain such a position as a director, executive officer or employee of the Company or the Company’s Subsidiary in case the Optionee loses such a position by either of the following situations:
			a)	Regarding the Optionee as a director or executive officer of the Company or the Company’s Subsidiary: retirement from office on account of the expiration of the Optionee’s term of office or other similar reasons; or
			b)	Regarding the Optionee as an employee of the Company or the Company’s Subsidiary: retirement due to the attainment of the retirement age, transfer by order of the Company or the Company’s Subsidiary, retirement mainly due to sickness or injuries arising out of duty, discharge for a compelling business reason, or other similar reasons.
		(2)	The Optionee, at the time of exercising the stock acquisition rights, does not fall within either of the following cases:
			a)	The Company or the Company’s Subsidiary determines in accordance with their Employment Regulations to dismiss the Optionee by suggestion or disciplinary procedures; or
			b)	There is any other reason similar to a).
	3.	Regarding the successors of the Optionee, the Optionee must have satisfied the both conditions of the above 2.(1) and (2) immediately prior to the occurrence of succession.

	End of Fiscal Year (March 31, 2007)	End of Preceding Month to Filing of this Report (May 31, 2007)

Restriction of Transfer of Stock Acquisition Rights	Approval of the board of directors shall be required for transfer of the stock acquisition rights.	Same as left

Substituted Payment	—	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—	—

(Notes)

1.	1,000 shares will be issued per one stock acquisition right.
2.	In the event that the shares are split or consolidated, the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price = Exercise Price before Adjustment	x	1
Ratio of Split or Consolidation

In the event that the Company issues new shares or sells its treasury shares at a price less than market price (excluding for the exercise of the stock acquisition rights), the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price =	Exercise Price before Adjustment x	Number of Outstanding Shares +	Number of Newly Issued Shares and/or Treasury Shares Sold x Paid-in Amount Per Share
Market Price per Share
Number of (Outstanding + Newly Issued Shares and/or Treasury Shares Sold)

Resolved by the 100th General Shareholders’ Meeting on June 25, 2004

	End of Fiscal Year (March 31, 2007)				End of Preceding Month to Filing of this Report (May 31, 2007)
Number of Stock Acquisition Right	1,227(*1)				355(*1)

Number of Stock Acquisition Right for Treasury (our of above number)	—				—

Type of Share under the Stock Acquisition Right	Common stock				Same as left

Number of Shares under the Stock Acquisition Rights	1,227,000				355,000

The Amount to be Paid upon Exercising the Stock Acquisition Right (*2)	¥1 per share				Same as left

Exercise Period of the Stock Acquisition Right	From April 26, 2007 to April 25, 2012				Same as left

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥1				Same as left

Conditions to Exercise of Stock Acquisition Right	1.	Not to be partial exercise of one stock acquisition right.			Same as left
	2.	For a person given Stock Acquisition Right (the “Optionee”), to satisfy all of the following conditions:
		(1)	The Optionee maintains position as a director, executive officer or employee of the Company or a company, a majority of whose outstanding shares or interests (only limited to those with voting rights) are held directly or indirectly by the Company (hereinafter collectively referred to as the “Company’s Subsidiary”), during the time between the grant of the stock acquisition rights and the exercise. The Optionee is deemed to maintain such a position as a director, executive officer or employee of the Company or the Company’s Subsidiary in case the Optionee loses such a position by either of the following situations:
			a)	Regarding the Optionee as a director or executive officer of the Company or the Company’s Subsidiary: retirement from office on account of the expiration of the Optionee’s term of office or other similar reasons; or
			b)	Regarding the Optionee as an employee of the Company or the Company’s Subsidiary: retirement due to the attainment of the retirement age, transfer by order of the Company or the Company’s Subsidiary, retirement mainly due to sickness or injuries arising out of duty, discharge for a compelling business reason, or other similar reasons.
		(2)	The Optionee, at the time of exercising the stock acquisition rights, does not fall within either of the following cases:
			a)	The Company or the Company’s Subsidiary determines in accordance with their Employment Regulations to dismiss the Optionee by suggestion or disciplinary procedures; or
			b)	There is any other reason similar to a).
	3.	Regarding the successors of the Optionee, the Optionee must have satisfied the both conditions of the above 2.(1) and (2) immediately prior to the occurrence of succession.

	End of Fiscal Year (March 31, 2007)	End of Preceding Month to Filing of this Report (May 31, 2007)

Restriction of Transfer of Stock Acquisition Rights	Approval of the board of directors shall be required for transfer of the stock acquisition rights.	Same as left

Substituted Payment	—	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—	—

(Notes)

1.	1,000 shares will be issued per one stock acquisition right.
2.	In the event that the shares are split or consolidated, the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price = Exercise Price before Adjustment	x	1
Ratio of Split or Consolidation

In the event that the Company issues new shares or sells its treasury shares at a price less than market price (excluding for the exercise of the stock acquisition rights), the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price =	Exercise Price before Adjustment x	Number of Outstanding Shares +	Number of Newly Issued Shares and/or Treasury Shares Sold x Paid-in Amount Per Share
Market Price per Share
Number of (Outstanding + Newly Issued Shares and/or Treasury Shares Sold)

Resolved by the 100th General Shareholders’ Meeting on June 25, 2004

	End of Fiscal Year (March 31, 2007)				End of Preceding Month to Filing of this Report (May 31, 2007)
Number of Stock Acquisition Right	805(*1)				Same as left

Number of Stock Acquisition Right for Treasury (our of above number)	—				—

Type of Share under the Stock Acquisition Right	Common stock				Same as left

Number of Shares under the Stock Acquisition Rights	805,000				Same as left

The Amount to be Paid upon Exercising the Stock Acquisition Right (*2)	¥1 per share				Same as left

Exercise Period of the Stock Acquisition Right	From June 4, 2007 to June 3, 2012				Same as left

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥1				Same as left

Conditions to Exercise of Stock Acquisition Right	1.	Not to be partial exercise of one stock acquisition right.			Same as left
	2.	For a person given Stock Acquisition Right (the “Optionee”), to satisfy all of the following conditions:
		(1)	The Optionee maintains position as a director, executive officer or employee of the Company or a company, a majority of whose outstanding shares or interests (only limited to those with voting rights) are held directly or indirectly by the Company (hereinafter collectively referred to as the “Company’s Subsidiary”), during the time between the grant of the stock acquisition rights and the exercise. The Optionee is deemed to maintain such a position as a director, executive officer or employee of the Company or the Company’s Subsidiary in case the Optionee loses such a position by either of the following situations:
			a)	Regarding the Optionee as a director or executive officer of the Company or the Company’s Subsidiary: retirement from office on account of the expiration of the Optionee’s term of office or other similar reasons; or
			b)	Regarding the Optionee as an employee of the Company or the Company’s Subsidiary: retirement due to the attainment of the retirement age, transfer by order of the Company or the Company’s Subsidiary, retirement mainly due to sickness or injuries arising out of duty, discharge for a compelling business reason, or other similar reasons.
		(2)	The Optionee, at the time of exercising the stock acquisition rights, does not fall within either of the following cases:
			a)	The Company or the Company’s Subsidiary determines in accordance with their Employment Regulations to dismiss the Optionee by suggestion or disciplinary procedures; or
			b)	There is any other reason similar to a).
	3.	Regarding the successors of the Optionee, the Optionee must have satisfied the both conditions of the above 2.(1) and (2) immediately prior to the occurrence of succession.

	End of Fiscal Year (March 31, 2007)	End of Preceding Month to Filing of this Report (May 31, 2007)

Restriction of Transfer of Stock Acquisition Rights	Approval of the board of directors shall be required for transfer of the stock acquisition rights.	Same as left

Substituted Payment	—	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—	—

(Notes)

1.	1,000 shares will be issued per one stock acquisition right.
2.	In the event that the shares are split or consolidated, the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price = Exercise Price before Adjustment	x	1
Ratio of Split or Consolidation

In the event that the Company issues new shares or sells its treasury shares at a price less than market price (excluding for the exercise of the stock acquisition rights), the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price =	Exercise Price before Adjustment x	Number of Outstanding Shares +	Number of Newly Issued Shares and/or Treasury Shares Sold x Paid-in Amount Per Share
Market Price per Share
Number of (Outstanding + Newly Issued Shares and/or Treasury Shares Sold)

Resolved by the 101st General Shareholders’ Meeting on June 28, 2005

	End of Fiscal Year (March 31, 2007)				End of Preceding Month to Filing of this Report (May 31, 2007)
Number of Stock Acquisition Right	2,487(*1)				Same as left

Number of Stock Acquisition Right for Treasury (our of above number)	—				—

Type of Share under the Stock Acquisition Right	Common stock				Same as left

Number of Shares under the Stock Acquisition Rights	248,700				Same as left

The Amount to be Paid upon Exercising the Stock Acquisition Right (*2)	¥1 per share				Same as left

Exercise Period of the Stock Acquisition Right	From July 26, 2007 to July 25, 2012				Same as left

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥1				Same as left

Conditions to Exercise of Stock Acquisition Right	1.	Not to be partial exercise of one stock acquisition right.			Same as left
	2.	For a person given Stock Acquisition Right (the “Optionee”), to satisfy all of the following conditions:
		(1)	The Optionee maintains position as a director, executive officer or employee of the Company or a company, a majority of whose outstanding shares or interests (only limited to those with voting rights) are held directly or indirectly by the Company (hereinafter collectively referred to as the “Company’s Subsidiary”), during the time between the grant of the stock acquisition rights and the exercise. The Optionee is deemed to maintain such a position as a director, executive officer or employee of the Company or the Company’s Subsidiary in case the Optionee loses such a position by either of the following situations:
			a)	Regarding the Optionee as a director or executive officer of the Company or the Company’s Subsidiary: retirement from office on account of the expiration of the Optionee’s term of office or other similar reasons; or
			b)	Regarding the Optionee as an employee of the Company or the Company’s Subsidiary: retirement due to the attainment of the retirement age, transfer by order of the Company or the Company’s Subsidiary, retirement mainly due to sickness or injuries arising out of duty, discharge for a compelling business reason, or other similar reasons.
		(2)	The Optionee, at the time of exercising the stock acquisition rights, does not fall within either of the following cases:
			a)	The Company or the Company’s Subsidiary determines in accordance with their Employment Regulations to dismiss the Optionee by suggestion or disciplinary procedures; or
			b)	There is any other reason similar to a).
	3.	Regarding the successors of the Optionee, the Optionee must have satisfied the both conditions of the above 2.(1) and (2) immediately prior to the occurrence of succession.

	End of Fiscal Year (March 31, 2007)	End of Preceding Month to Filing of this Report (May 31, 2007)

Restriction of Transfer of Stock Acquisition Rights	Approval of the board of directors shall be required for transfer of the stock acquisition rights.	Same as left

Substituted Payment	—	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—	—

(Notes)

100 shares will be issued per one stock acquisition right.

Resolved by the 101st General Shareholders’ Meeting on June 28, 2005

	End of Fiscal Year (March 31, 2007)				End of Preceding Month to Filing of this Report (May 31, 2007)
Number of Stock Acquisition Right	17,120(*1)				17,090(*1)

Number of Stock Acquisition Right for Treasury (our of above number)	—				—

Type of Share under the Stock Acquisition Right	Common stock				Same as left

Number of Shares under the Stock Acquisition Rights	1,712,000				1,709,000

The Amount to be Paid upon Exercising the Stock Acquisition Right (*2)	¥1,413 per share				¥1,410 per share

Exercise Period of the Stock Acquisition Right	From July 1, 2007 to June 30, 2012				Same as left

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1,413 Capital Inclusion Price ¥707				Issue Price of Shares ¥1,410 Capital Inclusion Price ¥705

Conditions to Exercise of Stock Acquisition Right	1.	Not to be partial exercise of one stock acquisition right.			Same as left
	2.	For a person given Stock Acquisition Right (the “Optionee”), to satisfy all of the following conditions:
		(1)	The Optionee maintains position as a director, executive officer or employee of the Company or a company, a majority of whose outstanding shares or interests (only limited to those with voting rights) are held directly or indirectly by the Company (hereinafter collectively referred to as the “Company’s Subsidiary”), during the time between the grant of the stock acquisition rights and the exercise. The Optionee is deemed to maintain such a position as a director, executive officer or employee of the Company or the Company’s Subsidiary in case the Optionee loses such a position by either of the following situations:
			a)	Regarding the Optionee as a director or executive officer of the Company or the Company’s Subsidiary: retirement from office on account of the expiration of the Optionee’s term of office or other similar reasons; or
			b)	Regarding the Optionee as an employee of the Company or the Company’s Subsidiary: retirement due to the attainment of the retirement age, transfer by order of the Company or the Company’s Subsidiary, retirement mainly due to sickness or injuries arising out of duty, discharge for a compelling business reason, or other similar reasons.
		(2)	The Optionee, at the time of exercising the stock acquisition rights, does not fall within either of the following cases:
			a)	The Company or the Company’s Subsidiary determines in accordance with their Employment Regulations to dismiss the Optionee by suggestion or disciplinary procedures; or
			b)	There is any other reason similar to a).
	3.	Regarding the successors of the Optionee, the Optionee must have satisfied the both conditions of the above 2.(1) and (2) immediately prior to the occurrence of succession.

	End of Fiscal Year (March 31, 2007)	End of Preceding Month to Filing of this Report (May 31, 2007)

Restriction of Transfer of Stock Acquisition Rights	Approval of the board of directors shall be required for transfer of the stock acquisition rights.	Same as left

Substituted Payment	—	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—	—

(Notes)

1.	1,000 shares will be issued per one stock acquisition right.
2.	In the event that the shares are split or consolidated, the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price = Exercise Price before Adjustment	x	1
Ratio of Split or Consolidation

In the event that the Company issues new shares or sells its treasury shares at a price less than market price (excluding for the exercise of the stock acquisition rights), the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price =	Exercise Price before Adjustment x	Number of Outstanding Shares +	Number of Newly Issued Shares and/or Treasury Shares Sold x Paid-in Amount Per Share
Market Price per Share
Number of (Outstanding + Newly Issued Shares and/or Treasury Shares Sold)

Resolved by the 101st General Shareholders’ Meeting on June 28, 2005

	End of Fiscal Year (March 31, 2007)				End of Preceding Month to Filing of this Report (May 31, 2007)
Number of Stock Acquisition Right	26,567(*)				26,491(*)

Number of Stock Acquisition Right for Treasury (our of above number)	—				—

Type of Share under the Stock Acquisition Right	Common stock				Same as left

Number of Shares under the Stock Acquisition Rights	2,656,700				2,649,100

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share				Same as left

Exercise Period of the Stock Acquisition Right	From April 25, 2008 to April 24, 2013				Same as left

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥1				Same as left

Conditions to Exercise of Stock Acquisition Right	1.	Not to be partial exercise of one stock acquisition right.			Same as left
	2.	For a person given Stock Acquisition Right (the “Optionee”), to satisfy all of the following conditions:
(1)

The Optionee maintains position as a director, executive officer or employee of the Company or a company, a majority of whose outstanding shares or interests (only limited to those with voting rights) are held directly or indirectly by the Company (hereinafter collectively referred to as the “Company’s Subsidiary”), during the time between the grant of the stock acquisition rights and the exercise. The Optionee is deemed to maintain such a position as a director, executive officer or employee of the Company or the Company’s Subsidiary in case the Optionee loses such a position by either of the following situations:

			a)	Regarding the Optionee as a director or executive officer of the Company or the Company’s Subsidiary: retirement from office on account of the expiration of the Optionee’s term of office or other similar reasons; or
			b)	Regarding the Optionee as an employee of the Company or the Company’s Subsidiary: retirement due to the attainment of the retirement age, transfer by order of the Company or the Company’s Subsidiary, retirement mainly due to sickness or injuries arising out of duty, discharge for a compelling business reason, or other similar reasons.
		(2)	The Optionee, at the time of exercising the stock acquisition rights, does not fall within either of the following cases:
			a)	The Company or the Company’s Subsidiary determines in accordance with their Employment Regulations to dismiss the Optionee by suggestion or disciplinary procedures; or
			b)	There is any other reason similar to a).
	3.	Regarding the successors of the Optionee, the Optionee must have satisfied the both conditions of the above 2.(1) and (2) immediately prior to the occurrence of succession.

	End of Fiscal Year (March 31, 2007)	End of Preceding Month to Filing of this Report (May 31, 2007)

Restriction of Transfer of Stock Acquisition Rights	Approval of the board of directors shall be required for transfer of the stock acquisition rights.	Same as left
Substituted Payment	—	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—	—

(Note)

        100 shares will be issued per one stock acquisition right.

Resolved by the 101st General Shareholders’ Meeting on June 28, 2005

	End of Fiscal Year (March 31, 2007)				End of Preceding Month to Filing of this Report (May 31, 2007)
Number of Stock Acquisition Right	10,045(*)				Same as left

Number of Stock Acquisition Right for Treasury (our of above number)	—				—

Type of Share under the Stock Acquisition Right	Common stock				Same as left

Number of Shares under the Stock Acquisition Rights	1,004,500				Same as left

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share				Same as left

Exercise Period of the Stock Acquisition Right	From June 13, 2008 to June 12, 2013				Same as left

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥1,053				Same as left

Conditions to Exercise of Stock Acquisition Right	1.	Not to be partial exercise of one stock acquisition right.			Same as left
	2.	For a person given Stock Acquisition Right (the “Optionee”), to satisfy all of the following conditions:
		(1)	The Optionee maintains position as a director, executive officer or employee of the Company or a company, a majority of whose outstanding shares or interests (only limited to those with voting rights) are held directly or indirectly by the Company (hereinafter collectively referred to as the “Company’s Subsidiary”), during the time between the grant of the stock acquisition rights and the exercise. The Optionee is deemed to maintain such a position as a director, executive officer or employee of the Company or the Company’s Subsidiary in case the Optionee loses such a position by either of the following situations:
			a)	Regarding the Optionee as a director or executive officer of the Company or the Company’s Subsidiary: retirement from office on account of the expiration of the Optionee’s term of office or other similar reasons; or
			b)	Regarding the Optionee as an employee of the Company or the Company’s Subsidiary: retirement due to the attainment of the retirement age, transfer by order of the Company or the Company’s Subsidiary, retirement mainly due to sickness or injuries arising out of duty, discharge for a compelling business reason, or other similar reasons.
		(2)	The Optionee, at the time of exercising the stock acquisition rights, does not fall within either of the following cases:
			a)	The Company or the Company’s Subsidiary determines in accordance with their Employment Regulations to dismiss the Optionee by suggestion or disciplinary procedures; or
			b)	There is any other reason similar to a).
	3.	Regarding the successors of the Optionee, the Optionee must have satisfied the both conditions of the above 2.(1) and (2) immediately prior to the occurrence of succession.

	End of Fiscal Year (March 31, 2007)	End of Preceding Month to Filing of this Report (May 31, 2007)

Restriction of Transfer of Stock Acquisition Rights	Approval of the board of directors shall be required for transfer of the stock acquisition rights.	Same as left
Substituted Payment	—	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—	—

(Note)

        100 shares will be issued per one stock acquisition right.

Resolved by the 102nd General Shareholders’ Meeting on June 28, 2006

	End of Fiscal Year (March 31, 2007)				End of Preceding Month to Filing of this Report (May 31, 2007)
Number of Stock Acquisition Right	18,160(*1)				18,130(*1)

Number of Stock Acquisition Right for Treasury (our of above number)	—				—

Type of Share under the Stock Acquisition Right	Common stock				Same as left

Number of Shares under the Stock Acquisition Rights	1,816,000				1,813,000

The Amount to be Paid upon Exercising the Stock Acquisition Right (*2)	¥2,210 per share				¥2,205 per share

Exercise Period of the Stock Acquisition Right	From July 7, 2008 to July 6, 2013				Same as left

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥2,210 Capital Inclusion Price ¥1,348				Issue Price of Shares¥2,205 Capital Inclusion Price ¥1,346

Conditions to Exercise of Stock Acquisition Right	1.	Each stock acquisition right may not be exercised partly.			Same as left
	2.	The Optionee must satisfy all of the following conditions:
		(1)	The Optionee maintains the position of a director, executive officer or employee of the Company or a company, a majority of whose outstanding shares or interests (only limited to those with voting rights) are held directly or indirectly by the Company (hereinafter referred to as the “Company’s Subsidiary”), during the time between the grant of the stock acquisition rights and the commencement of the exercise period. The Optionee is deemed to maintain such a position as a director, executive officer or employee of the Company or the Company’s Subsidiary even where the Optionee loses such position as a result of the following situations:
			a)	Regarding the Optionee as a director or executive officer of the Company or the Company’s Subsidiary: retirement from office on account of the expiration of the Optionee’s term of office or other similar reasons; or
			b)	Regarding the Optionee as an employee of the Company or the Company’s Subsidiary: retirement due to the attainment of the retirement age, transfer by order of the Company or the Company’s Subsidiary, retirement mainly due to sickness or injuries, discharge for a compelling business reason, or other similar reasons.
		(2)	The Optionee, at the commencement of the exercise period, does not fall within either of the following cases:
			a)	The Company or the Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Optionee by warning or disciplinary procedures; or
			b)	There is any other reason similar to a).
	3.	Regarding the successors of the Optionee, the Optionee must have satisfied the both of theconditions in 2.(1) and (2) above immediately prior to the occurrence of such succession.

	End of Fiscal Year (March 31, 2007)	End of Preceding Month to Filing of this Report (May 31, 2007)

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.	Same as left
Substituted Payment	—	—
Issue of the Stock Acquisition Right Attendant on the Reorganization	—	—

(Note)

1.	100 shares will be issued per one stock acquisition right.
2.	In the event that the common stock is split or the common stock is consolidated after the grant of the Stock Acquisition Rights, the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen resulting from the adjustment shall be rounded up to the nearest yen.

Adjusted Exercise Price =	Exercise Price before Adjustment x	1
Ratio of Stock Split or Stock Consolidation

In the event that the Company offers for subscription of the issuance of the new shares of common stock or the disposal of treasury shares of common stock of the Company at a paid-in amount below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price (excluding Stock Acquisition Rights (including those attached to bonds with stock subscription rights) which is able to request for the delivery of the common shares of the Company and any other securities or the conversion, replacement or the exercise of the Stock Acquisition Rights and any request for purchase of additional less-than-a-full-unit shares) or in the event of the shares with acquisition request right that the Company issues the common stock of the Company in exchange of its acquisition as prescribed at a compensation below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price (including the grant without any consideration), or in the event that the Company issues the stock acquisition right which is able to request for the delivery of the common stock of the Company (including those attached to bonds with stock subscription rights) and any other securities or rights (including the grant without any consideration) at a compensation below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price, the Exercise Price shall be adjusted in accordance with the following formula, and any fraction of less than one (1) yen resulting from the adjustment shall be rounded up to the nearest yen.

Adjusted Exercise Price =	Exercise Price before Adjustment x	Number of Outstanding Shares +	Number of Newly Issued Shares and/or Shares of Common Stock of the Company Disposed of x Paid-in Amount Per Share
Market Price per Share
Number of (Outstanding + Newly Issued Shares and/or Shares of Common Stock of the Company Disposed of)

Resolved by the 102nd General Shareholders’ Meeting on June 28, 2006

	End of Fiscal Year (March 31, 2007)				End of Preceding Month to Filing of this Report (May 31, 2007)
Number of Stock Acquisition Right	236(*)				Same as left

Number of Stock Acquisition Right for Treasury (our of above number)	—				—

Type of Share under the Stock Acquisition Right	Common stock				Same as left

Number of Shares under the Stock Acquisition Rights	23,600				Same as left

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share				¥1 per share

Exercise Period of the Stock Acquisition Right	From October 11, 2008 to October 10, 2013				Same as left

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥1,105				Same as left

Conditions to Exercise of Stock Acquisition Right	1.	Each stock acquisition right may not be exercised partly.			Same as left
	2.	The Optionee must satisfy all of the following conditions:
		(1)	The Optionee maintains the position of a director, executive officer or employee of the Company or a company, a majority of whose outstanding shares or interests (only limited to those with voting rights) are held directly or indirectly by the Company (hereinafter referred to as the “Company’s Subsidiary”), during the time between the grant of the stock acquisition rights and the commencement of the exercise period. The Optionee is deemed to maintain such a position as a director, executive officer or employee of the Company or the Company’s Subsidiary even where the Optionee loses such a position as a result of the following situations:
			a)	Regarding the Optionee as a director or executive officer of the Company or the Company’s Subsidiary: retirement from office on account of the expiration of the Optionee’s term of office or other similar reasons; or
			b)	Regarding the Optionee as an employee of the Company or the Company’s Subsidiary: retirement due to the attainment of the retirement age, transfer by order of the Company or the Company’s Subsidiary, retirement mainly due to sickness or injuries, discharge for a compelling business reason, or other similar reasons.
		(2)	The Optionee, at the commencement of the exercise period, does not fall within either of the following cases:
			a)	The Company or the Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Optionee by warning or disciplinary procedures; or
			b)	There is any other reason similar to a).
	3.	Regarding the successors of the Optionee, the Optionee must have satisfied both of the conditions in 2.(1) and (2) above immediately prior to the occurrence of such succession.

	End of Fiscal Year (March 31, 2007)	End of Preceding Month to Filing of this Report (May 31, 2007)

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.	Same as left
Substituted Payment	—	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—	—

(Note)

        100 shares will be issued per one stock acquisition right.

Resolved by the 102nd General Shareholders’ Meeting on June 28, 2006

	End of Fiscal Year (March 31, 2007)		End of Preceding Month to Filing of this Report (May 31, 2007)
Number of Stock Acquisition Right	—		46,800(*)

Number of Stock Acquisition Right for Treasury (our of above number)	—		—

Type of Share under the Stock Acquisition Right	—		Common stock

Number of Shares under the Stock Acquisition Rights	—		4,680,000

The Amount to be Paid upon Exercising the Stock Acquisition Right (*)	—		¥1 per share
Exercise Period of the Stock Acquisition Right	—		From April 26, 2009 to April 25, 2014

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	—		Issue Price of Shares ¥1 Capital Inclusion Price ¥1,165

Conditions to Exercise of Stock Acquisition Right		1.	No Stock Acquisition Right may be exercised partially.
		2.	The Optionee must satisfy all of the following conditions:
			(1)	The Optionee maintains a position as a director, executive officer, statutory auditor, or employee (including a senior counselor, consultant, or Senior Executive Officer (SEO); the same shall apply hereafter) (directors, executive officers, and statutory auditors shall hereinafter be referred to collectively as “ Executive(s),” and Executives and employees shall hereinafter be referred to collectively as “Executive(s) or Employee(s)” ) of the Company or any company whose outstanding shares or interests ( limited to those with voting rights) are mostly held directly or indirectly by the Company (hereinafter referred to as a “Subsidiary”) during the period between the granting of the stock acquisition right and the commencement of the exercise period. The Optionee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Optionee loses such position as a result of the following situations:
				a)	Regarding an Optionee posted as an Executive of the Company or a domestic Subsidiary (including a person who also holds a position as an Executive of an overseas Subsidiary; overseas Subsidiary include overseas offices of stationed workers of Subsidiaries of the Company; hereinafter the same): retirement from office on account of the expiration of the Optionee’s term of office or other similar reasons; or
				b)	Regarding an Optionee posted as an employee of the Company or a domestic Subsidiary (including a person who holds a position as an Executive or Employee of an overseas Subsidiary of the Company and is temporarily transferred to the overseas) : retirement due to the attainment of retirement age, transfer by order of the Company or a company Subsidiary, retirement primarily due to sickness or injury, discharge or refusal to renew the employment period for a compelling business reason (dismissal due to economic conditions), or a similar reason.
				c)	Regarding an Optionee posted as an Executive or Employee of an overseas Subsidiary of the Company (excluding any person who also holds a position of an Executive or Employee of the Company or a domestic Subsidiary of the Company and is temporarily transferred from the Company or the domestic Subsidiary of the Company; hereinafter the same): in principle, the events as prescribed in a) and b) above; however, if other events are separately prescribed by the overseas Subsidiary based on a) and b), the relevant events.
			(2)		An Optionee does not fall within either of the following cases at the commencement of the exercise period.
				a)	The Company or a Company’s Subsidiary has determined, in accordance with the Employment Regulations, to dismiss the Optioneeby warning or disciplinary procedures;
				b)	There is any other reason similar to a) above.
		3.	Regarding the successors of the Optionee, the Optionee must have satisfied both of the conditions in 2.(1) and (2) above immediately prior to the occurrence of such succession.

	End of Fiscal Year (March 31, 2007)	End of Preceding Month to Filing of this Report (May 31, 2007)

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.	Same as left

Substituted Payment	—	—

Issue of Stock Acquisition Right Attendant on Reorganization	—	—

(Note)

100 shares will be issued per one stock acquisition right.

B. Bond with the stock acquisition right

None

C. Convertible Bonds and Bonds with subscription warrant which are deemed as Bonds with stock acquisition rights according to Article 19, paragraph 2 of Law Amending and Furnishing Commercial Code, etc

(3) Rights plan

None

(4) Changes in Issued Shares, Shareholders’ Equity, etc.

Date	Increase/Decrease of Issued Shares	Total Issued Shares	Increase/Decrease of Shareholders’ Equity (thousand Yen)	Shareholders’ Equity (thousand Yen)	Increase/Decrease of Additional paid-in capital (thousand Yen)	Additional paid-in capital (thousand Yen)
March 31, 2002 (*)	2,942,019	1,965,919,860	3,001	182,799,789	6,940,275	112,504,265

(Note)

Subscription warrants were exercised and shares were issued to acquire Nomura Asset Management Co., Ltd.

(5) Shareholders

								As of March 31, 2007
	Unit Shareholders (100 shares per 1 unit)
	Governments and Municipal Governments	Financial Institutions	Securities Companies	Other Corporations	Foreign Shareholders			Total	Shares Representing Less than One Unit (Shares)
					Other than individuals	Individuals	Individuals and Others
Number of Shareholders	1	389	108	3,393	956	85	233,856	238,788	—
Number of Units Held	260	4,992,557	241,887	1,429,296	8,650,364	1,237	4,320,170	19,635,771	2,342,760
Percentage of Units Held (%)	0.00	25.43	1.23	7.28	44.05	0.01	22.00	100.00	—

(Notes)

1.	Of the 57,733,371 treasury stocks, 577,333 units are included in Individuals and Others, and 71 shares are included in Shares Representing Less than One Unit. The number of treasury stocks, i.e. 57,733,371, is the number recorded on register of shareholders; the actual number of treasury stocks is 57,730,371.
2.	892 units held by Japan Securities Depository Center, Inc. are included in Other Corporations.

(6) Major Shareholders

		As of March 31, 2007
Name	Address	Shares Held (thousand shares)	Percentage of Issued Shares (%)
Japan Trustee Services Bank, Ltd. (Trust Account)	1-8-11, Harumi, Chuo-Ku, Tokyo, Japan	102,679	5.22

The Master Trust Bank of Japan, Ltd. (Trust Account)	2-11-3, Hamamatsu-cho, Minato-Ku, Tokyo, Japan	95,071	4.84

Depositary Nominees Inc.	c/o Bank of New York 101 Barclays Street, New York, New York, U.S.A.	76,404	3.89

State Street Bank and Trust Company	225 Frank Street, Boston, Massachusetts, U.S.A.	58,715	2.99

State Street Bank and Trust Company 505103	225 Frank Street, Boston, Massachusetts, U.S.A.	55,442	2.82

Japan Trustee Services Bank, Ltd. (Trust Account 4)	1-8-11, Harumi, Chuo-Ku, Tokyo, Japan	43,687	2.22

The Chase Manhattan Bank, N.A. London	Woolgate House, EC Callman St., London, United Kingdom	30,696	1.56

Nippon Life Insurance Company	1-6-6, Marunouchi, Chiyoda-Ku, Tokyo, Japan	19,007	0.97

Mellon Bank NA as Agent for Its Client Mellon Omnibus US Pension	1 Boston Place, Boston, Massachusetts U.S.A.	18,462	0.94

Trust & Custody Services Bank, Ltd. (Trust Account B)	Harumi Island Triton Square tower Z 1-8-12, Harumi, Chuo-Ku, Tokyo, Japan	17,384	0.88

Total		517,547	26.33

(Note) The Company has 57,730 thousand shares of treasury stock as of March 31, 2007 which is not included in the Major Shareholders list above.

(7) Voting Rights

A. Outstanding Shares

As of March 31, 2007

	Number of Shares	Number of Votes	Description
Stock without voting right	—	—	—
Stock with limited voting right (Treasury stocks, etc.)	—	—	—
Stock with limited voting right (Others)	—	—	—
Stock with full voting right (Treasury stocks, etc.)	(Treasury Stocks Common stock 57,730,300)	—	—
	(Crossholding Stocks Common stock 3,000,000)	—	—
Stock with full voting right (Others)	Common stock 1,902,846,800	19,027,546	—
Shares less than 1 unit	Common stock 2,342,760	—	Shares less than 1 unit (100 shares)

Total Shares Issued	1,965,919,860	—	—

Voting Rights of Total Shareholders	—	19,027,546	—

(Note)

89,200 shares held by Japan Securities Depository Center, Inc. are included in Stock with full voting right (Others). 71 treasury stocks are included in Shares less than 1 unit.

B. Treasury Stocks

		As of March 31, 2007

Name	Address	Directly held shares	Indirectly held shares	Total	Percentage of Issued Shares (%)
(Treasury Stocks)
Nomura Holdings, Inc.	1-9-1, Nihonbashi, Chuo-Ku, Tokyo, Japan	57,730,300	—	57,730,300	2.94
(Crossholding Stocks)
JAFCO Co., Ltd.	1-8-2, Marunouchi, Chiyoda-Ku, Tokyo, Japan	2,000,000	—	2,000,000	0.10
Nomura Research Institute, Ltd.	1-6-5, Marunouchi, Chiyoda-Ku, Tokyo, Japan	1,000,000	—	1,000,000	0.05

Total	—	60,730,300	—	60,730,300	3.09

(Note) In addition to the treasury stocks shown here, there are 3,000 shares which are recorded on register of shareholders as treasury stocks but not owned by us. These shares are included in Stock with full voting right (Others) in “A. Outstanding Shares” above.

(8) Stock Option System

The Company adopts stock option system utilizing stock acquisition rights.

A. Resolved by the General Shareholders’ Meeting in 2002

The General Shareholders’ Meeting held on June 26, 2002 resolved the Company to issue stock acquisition rights to directors, statutory auditors, and employees of the Company and its subsidiaries pursuant to the provisions of Article 280-20 and 280-21 of the Commercial Code of Japan.

Resolution Date	June 26, 2002
Offeree	Directors, statutory auditors, and employees of the Company or its subsidiaries (277 in total)

Type of Share under the Stock Acquisition Right	Please see “(2) Stock Options”.

Number of Shares under the Stock Acquisition Rights	Same as above

The Amount to be Paid upon Exercising the Stock Acquisition Right	Same as above

Exercise Period of the Stock Acquisition Right	Same as above

Conditions to Exercise of Stock Acquisition Right	Same as above

Restriction of Transfer of Stock Acquisition Rights	Same as above

Substituted Payments	Same as above

Issue of Stock Acquisition Right Attendant on Reorganization	Same as above

B. Resolved by the General Shareholders’ Meeting in 2003

The General Shareholders’ Meeting held on June 26, 2003 resolved the Company to issue the following two types of stock acquisition rights to directors, executive officers, and employees of the Company and its subsidiaries pursuant to the provisions of Article 280-20 and 280-21 of the Commercial Code of Japan.

Resolution Date	June 26, 2003
Offeree	Directors, executive officers, and employees of the Company and its subsidiaries (265 in total)

Type of Share under the Stock Acquisition Right	Please see “(2) Stock Options”.

Number of Shares under the Stock Acquisition Rights	Same as above

The Amount to be Paid upon Exercising the Stock Acquisition Right	Same as above

Exercise Period of the Stock Acquisition Right	Same as above

Conditions to Exercise of Stock Acquisition Right	Same as above

Restriction of Transfer of Stock Acquisition Rights	Same as above

Substituted Payments	Same as above

Issue of Stock Acquisition Right Attendant on Reorganization	Same as above

Resolution Date	June 26, 2003
Offeree	Directors, executive officers, and employees of the Company and its subsidiaries (70 in total)

Type of Share under the Stock Acquisition Right	Please see “(2) Stock Options”.

Number of Shares under the Stock Acquisition Rights	Same as above

The Amount to be Paid upon Exercising the Stock Acquisition Right	Same as above

Exercise Period of the Stock Acquisition Right	Same as above

Conditions to Exercise of Stock Acquisition Right	Same as above

Restriction of Transfer of Stock Acquisition Rights	Same as above

Substituted Payments	Same as above

Issue of Stock Acquisition Right Attendant on Reorganization	Same as above

C. Resolved by the General Shareholders’ Meeting in 2004

The General Shareholders’ Meeting held on June 25, 2004 resolved the Company to issue the following three types of stock acquisition rights to directors, executive officers, and employees of the Company and its subsidiaries pursuant to the provisions of Article 280-20 and 280-21 of the Commercial Code of Japan.

Resolution Date	June 25, 2004
Offeree	Directors, executive officers, and employees of the Company and its subsidiaries (354 in total)

Type of Share under the Stock Acquisition Right	Please see “(2) Stock Options”.

Number of Shares under the Stock Acquisition Rights	Same as above

The Amount to be Paid upon Exercising the Stock Acquisition Right	Same as above

Exercise Period of the Stock Acquisition Right	Same as above

Conditions to Exercise of Stock Acquisition Right	Same as above

Restriction of Transfer of Stock Acquisition Rights	Same as above

Substituted Payments	Same as above

Issue of Stock Acquisition Right Attendant on Reorganization	Same as above

Resolution Date	June 25, 2004
Offeree	Directors, executive officers, and employees of the Company and its subsidiaries (24 in total)

Type of Share under the Stock Acquisition Right	Please see “(2) Stock Options”.

Number of Shares under the Stock Acquisition Rights	Same as above

The Amount to be Paid upon Exercising the Stock Acquisition Right	Same as above

Exercise Period of the Stock Acquisition Right	Same as above

Conditions to Exercise of Stock Acquisition Right	Same as above

Restriction of Transfer of Stock Acquisition Rights	Same as above

Substituted Payments	Same as above

Issue of Stock Acquisition Right Attendant on Reorganization	Same as above

Resolution Date	June 25, 2004
Offeree	Directors, executive officers, and employees of the Company and its subsidiaries (137 in total)

Type of Share under the Stock Acquisition Right	Please see “(2) Stock Options”.

Number of Shares under the Stock Acquisition Rights	Same as above

The Amount to be Paid upon Exercising the Stock Acquisition Right	Same as above

Exercise Period of the Stock Acquisition Right	Same as above

Conditions to Exercise of Stock Acquisition Right	Same as above

Restriction of Transfer of Stock Acquisition Rights	Same as above

Substituted Payments	Same as above

Issue of Stock Acquisition Right Attendant on Reorganization	Same as above

D. Resolved by the General Shareholders’ Meeting in 2005

The General Shareholders’ Meeting held on June 28, 2005 resolved the Company to issue the following four types of stock acquisition rights to directors, executive officers, and employees of the Company and its subsidiaries pursuant to the provisions of Article 280-20 and 280-21 of the Commercial Code of Japan.

Resolution Date	June 28, 2005
Offeree	Directors, executive officers, and employees of the Company and its subsidiaries (8 in total)

Type of Share under the Stock Acquisition Right	Please see “(2) Stock Options”.

Number of Shares under the Stock Acquisition Rights	Same as above

The Amount to be Paid upon Exercising the Stock Acquisition Right	Same as above

Exercise Period of the Stock Acquisition Right	Same as above

Conditions to Exercise of Stock Acquisition Right	Same as above

Restriction of Transfer of Stock Acquisition Rights	Same as above

Substituted Payments	Same as above

Issue of Stock Acquisition Right Attendant on Reorganization	Same as above

Resolution Date	June 28, 2005
Offeree	Directors, executive officers, and employees of the Company and its subsidiaries (469 in total)

Type of Share under the Stock Acquisition Right	Please see “(2) Stock Options”.

Number of Shares under the Stock Acquisition Rights	Same as above

The Amount to be Paid upon Exercising the Stock Acquisition Right	Same as above

Exercise Period of the Stock Acquisition Right	Same as above

Conditions to Exercise of Stock Acquisition Right	Same as above

Restriction of Transfer of Stock Acquisition Rights	Same as above

Substituted Payments	Same as above

Issue of Stock Acquisition Right Attendant on Reorganization	Same as above

Resolution Date	June 28, 2005
Offeree	Directors, executive officers, and employees of the Company and its subsidiaries (291 in total)

Type of Share under the Stock Acquisition Right	Please see “(2) Stock Options”.

Number of Shares under the Stock Acquisition Rights	Same as above

The Amount to be Paid upon Exercising the Stock Acquisition Right	Same as above

Exercise Period of the Stock Acquisition Right	Same as above

Conditions to Exercise of Stock Acquisition Right	Same as above

Restriction of Transfer of Stock Acquisition Rights	Same as above

Substituted Payments	Same as above

Issue of Stock Acquisition Right Attendant on Reorganization	Same as above

Resolution Date	June 28, 2005
Offeree	Directors, executive officers, and employees of the Company and its subsidiaries (191 in total)

Type of Share under the Stock Acquisition Right	Please see “(2) Stock Options”.

Number of Shares under the Stock Acquisition Rights	Same as above

The Amount to be Paid upon Exercising the Stock Acquisition Right	Same as above

Exercise Period of the Stock Acquisition Right	Same as above

Conditions to Exercise of Stock Acquisition Right	Same as above

Restriction of Transfer of Stock Acquisition Rights	Same as above

Substituted Payments	Same as above

Issue of Stock Acquisition Right Attendant on Reorganization	Same as above

E. Resolved by the General Shareholders’ Meeting in 2006

The General Shareholders’ Meeting held on June 28, 2006 resolved the Company to issue the following two types of stock acquisition rights to directors, executive officers, and employees of the Company and directors, executive officers, statutory auditors, and employees of its subsidiaries pursuant and to the provisions of Article 236, 238 and 239 of the Corporation Low.

Resolution Date	June 28, 2006
Offeree	Directors, executive officers, and employees of the Company and directors, executive officers, statutory auditors and employees of its subsidiaries (545 in total)

Type of Share under the Stock Acquisition Right	Please see “(2) Stock Options”.

Number of Shares under the Stock Acquisition Rights	Same as above

The Amount to be Paid upon Exercising the Stock Acquisition Right	Same as above

Exercise Period of the Stock Acquisition Right	Same as above

Conditions to Exercise of Stock Acquisition Right	Same as above

Restriction of Transfer of Stock Acquisition Rights	Same as above
Substituted Payments	Same as above

Issue of Stock Acquisition Right Attendant on Reorganization	Same as above

Resolution Date	June 28, 2006
Offeree	Directors, executive officers, and employees of the Company and directors, executive officers, statutory auditors and employees of its subsidiaries (4 in total)

Type of Share under the Stock Acquisition Right	Please see “(2) Stock Options”.

Number of Shares under the Stock Acquisition Rights	Same as above

The Amount to be Paid upon Exercising the Stock Acquisition Right	Same as above

Exercise Period of the Stock Acquisition Right	Same as above

Conditions to Exercise of Stock Acquisition Right	Same as above

Restriction of Transfer of Stock Acquisition Rights	Same as above

Substituted Payments	Same as above

Issue of Stock Acquisition Right Attendant on Reorganization	Same as above

Resolution Date	June 28, 2006
Offeree	Directors, executive officers, and employees of the Company and directors, executive officers, statutory auditors and employees of its subsidiaries (409 in total)

Type of Share under the Stock Acquisition Right	Please see “(2) Stock Options”.

Number of Shares under the Stock Acquisition Rights	Same as above

The Amount to be Paid upon Exercising the Stock Acquisition Right	Same as above

Exercise Period of the Stock Acquisition Right	Same as above

Conditions to Exercise of Stock Acquisition Right	Same as above

Restriction of Transfer of Stock Acquisition Rights	Same as above

Substituted Payments	Same as above

Issue of Stock Acquisition Right Attendant on Reorganization	Same as above

Resolution Date	June 28, 2006
Offeree	Directors, executive officers, and employees of the Company and its subsidiaries (229 in total)

Type of Share under the Stock Acquisition Right	Common stock

Number of Shares under the Stock Acquisition Rights	1,204,400

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share

Exercise Period of the Stock Acquisition Right	From June 22, 2009 to June 21, 2014

Conditions to Exercise of Stock Acquisition Right	1.	No Stock Acquisition Right may be exercised partially.

	2.	The Optionee must satisfy all of the following conditions:

		(1)	The Optionee maintains a position as a director, executive officer, statutory auditor, or employee (including a senior counselor, consultant, or Senior Executive Officer (SEO); the same shall apply hereafter) (directors, executive officers, and statutory auditors and persons in the overseas who holds equivalent position shall hereinafter be referred to collectively as “Executive(s)”) of the Company or any company whose outstanding shares or interests (limited to those with voting rights) are mostly held directly or indirectly by the Company (hereinafter referred to as a “ Subsidiary”) during the period between the granting of the stock acquisition right and the commencement of the exercise period. The Optionee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Optionee loses such position as a result of the following situations:

			a)	Regarding an Optionee posted as an Executive of the Company or a domestic Subsidiary (including a person who also holds a position as an Executive of an overseas Subsidiary; overseas Subsidiaries include overseas offices of stationed workers of Subsidiaries of the Company; hereinafter the same): retirement from office on account of the expiration of the Optionee’s term of office or a similar reasons; or

			b)	Regarding an Optionee posted as an employee of the Company or a the domestic Subsidiary (including a person who also holds a position as an Executive or Employee of an overseas Subsidiary of the Company and is temporarily transferred to the overseas Subsidiary): retirement due to the attainment of upper age limit of contract, transfer by order of the Company or a company Subsidiary, retirement primarily due to sickness or injury, discharge or refusal to renew the employment period for a compelling business reason (dismissal due to economic conditions), or a similar reason.

			c)	Regarding an Optionee posted as an Exective or Employee of an overseas Subsidiary of the Company (excluding any person who also holds a position as an Executive or Employee of the Company or of a domestic Subsidiary of the Company and is temporarily transferred from the Company or the domestic Subsidiary of the Company; hereinafter the same): in principle, the events as prescribed in a) and b) above; however, if other events are separately prescribed by the overseas Subsidiary based on a) and b), the relevant events

		(2)	The Optionee does not fall within either of the following cases at the commencement of the exercise period:

			a)	The Company or a Company’s Subsidiary has determined, in accordance with the Employment Regulations, to dismiss the Optionee by warning or disciplinary procedures; or

			b)	There is any other reason similar to a).

	3.	Regarding the successors of an Optionee, the Optionee must have satisfied both of the conditions in 2.(1) and (2) above immediately prior to the occurrence of succession.

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.

Substituted Payments	—

Issue of Stock Acquisition Right Attendant on Reorganization	—

F. Resolved by the General Shareholders’ Meeting in 2007

The General Shareholders’ Meeting held on June 27, 2007 resolved the Company to delegate the determination of solicitation plan to the Board of Directors of the Company or to the executive officers designated by the resolution by the Board of Directors upon the issuance of the following two types of stock acquisition rights under stock option to directors, executive officers, statutory auditors, and employees of its subsidiaries in accordance to pursuant and to the provisions of Article 236, 238 and 239 of the Corporation Low.

Resolution Date	June 27, 2007
Offeree	Directors, executive officers, statutory auditors and employees of subsidiaries of the Company.

Type of Share under the Stock Acquisition Right	Common stock

Number of Shares under the Stock Acquisition Rights	2,500,000

The Amount to be Paid upon Exercising the Stock Acquisition Right	The amount per share to be issued or transferred by the exercise of the stock acquisition rights (the “Exercise Price”) shall be an amount equal to the product of (i) the higher price of either the average of the daily closing price of the common stock of the Company in regular transactions at the Tokyo Stock Exchange, Inc. during the calendar month immediately prior to the month when the stock acquisition rights (excluding dates on which no trade is made) are allotted or the closing price of the common stock of the Company in regular transactions at the Tokyo Stock Exchange, Inc. on the allotment date (if there is no closing price on the allotment date, the most recent closing price prior to the allotment date shall apply), (ii) multiplied by 1.05. Any fraction of less than one (1) yen resulting from the adjustment shall be rounded up to the nearest yen.

Exercise Period of the Stock Acquisition Right	The Board of Directors of the Company or an executive officer designated by a resolution of the Board of Directors shall determine the exercise period for the stock acquisition rights within the period from the allotment date of the stock acquisition rights to the seventh anniversary of such allotment date.

Conditions to Exercise of Stock Acquisition Right	(i) Partial exercise of the respective stock acquisition rights shall not be possible.

(ii) Other conditions for the exercise of the rights shall be determined by the Board of Directors of the Company or an executive officer designated by resolution of the Board of Directors.

Restriction of Transfer of Stock Acquisition Rights	Approval of the Board of Directors shall be required for the acquisition of stock acquisition rights by transfer.

Substituted Payments	—

Issue of Stock Acquisition Right Attendant on Reorganization	—

(Note) Details will be decided by the Board of Directors or an executive officer designated by a resolution of the Board of Directors after filing of this report.

Resolution Date	June 27, 2007
Offeree	Directors, executive officers, statutory auditors and employees of subsidiaries of the Company.
Type of Share under the Stock Acquisition Right	Common stock

Number of Shares under the Stock Acquisition Rights	15,000,000

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share

Exercise Period of the Stock Acquisition Right	The Board of Directors of the Company or an executive officer designated by resolution of the Board of Directors shall determine the exercise period for the stock acquisition rights within the period from the allotment date of the stock acquisition rights to the seventh anniversary of such allotment date.

Conditions to Exercise of Stock Acquisition Right	(i) Partial exercise of the respective stock acquisition rights shall not be possible.

(ii) Other conditions for the exercise of the rights shall be determined by the Board of Directors or an executive officer designated by resolution of the Board of Directors.

Restriction of Transfer of Stock Acquisition Rights	Approval of the Board of Directors shall be required for acquisition of stock acquisition rights by transfer.

Substituted Payments	—

Issue of Stock Acquisition Right Attendant on Reorganization	—

(Note)	Details will be decided by the Board of Directors or an executive officer designated by resolution of the Board of Directors after filing of this report.

Stock options granted to directors, executive officers, and employees of the Company are deemed under the Corporation Law to be remuneration for duties performed, and the granting of these stock options is not classified as being under “especially favorable conditions” as prescribed in Article 238-3-1 of the Corporation Law. Accordingly, this has not been put up for resolution at the Ordinary General Meeting of Shareholders. Therefore stock options are granted to executives on an individual basis by the Compensation Committee, taking into account a balance between equity-linked compensation related to levels of consolidated net income and ROE and basic salary and annual bonus in accordance with the Policy regarding Decisions on Individual Compensation for Directors and Executive Officers set out by the Compensation Committee. Stock options for employees of the Company are granted on an individual basis following various considerations.

2. Stock Repurchase

Type of Share Repurchase of the common stock in accordance with provisions of Article 221-6 of the Commercial Code of Japan and 192-2 of the Corporation Low.

(1) Stock Repurchase resolved by Shareholders’ Meeting

None

(2) Stock Repurchase resolved by Board of Directors

None

(3) not based on above (1) or (2)

	Number of Shares	Total Amount (Yen)
Stock Repurchased during the year ended March 31,2007	89,517	203,860,446
Stock Repurchased from April 1, 2007 to May 31, 2007	13,102	31,438,015

(Note)

The above figures are results from acceptance of requests for purchasing less-than-a-full-unit-shares.

The above figures do not include those purchased from June 1, 2007 to the reporting date of this Annual security report.

(4) Disposal and retention of repurchased stock

	The year ended March 31, 2007		Stock Repurchased from April 1, 2007 to May 31, 2007
	Number of shares	Total amount of disposal (yen)	Number of shares	Total amount of disposal(yen)
Disposal through offering	—	—	—	—
Cancellation	—	—	—	—
Transfer through merger, share exchange and corporate division	—	—	—	—
Others(*1)	2,181,412	2,935,138,228	1,098,706	1,479,344,343

Treasury stocks	57,730,371	—	56,644,767	—

(Note)

1	Others are for purchasing less-than-a-full-unit-shares and disposal for exercise of stock acquisition rights.
2	The above figures do not include those purchased or disposed from June 1, 2007 to the reporting date of this Annual security report.

3. Dividend Policy

The Company seeks to enhance shareholder value by capturing business opportunities as they develop. To achieve this goal, the Company maintains sufficient capital to support its business.

The Company reviews its sufficiency of capital as appropriate, taking into consideration economic risks inherent in its businesses, regulatory requirements, and maintenance of a sufficient debt rating for a global financial institution.

In regard to cash dividends, the Company first decides target dividend amounts, the minimum level of cash dividend, taking into account the firm’s dividend-on-equity ratio (DOE) of about 3%. When the Company achieves a sufficient level of profit, it will decide the amount of the year-end cash dividend taking into consideration a pay-out ratio of over 30%. The Company seeks to ensure sustainable growth of its target dividend in the mid- to long-term.

In addition, the Company has established in the Articles of Incorporation, in accordance with Article 459 of the Corporation Law of Japan, the capability to pay dividends from retained earnings by decision of the Board of Directors with record dates of June 30, September 30, December 31, and March 31. In accordance with the above policies, in the current fiscal year, the target dividend value is 32 yen, divided into four parts (8 yen) paid in each of the first, second, and third quarters, with a year-end dividend of the target dividend amount plus a return of profit component of 12 yen per share. As a result, the annual dividend from retained earnings is 44 yen per share.

        As for retained earnings, the Company intends to invest in business areas where high profitability and growth may reasonably be expected, including development and expansion of infrastructure, to maximize value for shareholders.

The details of dividends from retained earnings in the current fiscal year are as follows.

Decision date	Dividend quarter	Total dividend value (millions of yen)		Dividend per share (yen)		Record date
Board of Directors July 26, 2006	First quarter	15,257		8.00		June 30, 2006

Board of Directors October 25, 2006	Second quarter	15,259		8.00		September 30, 2006

Board of Directors January 29, 2007	Third quarter	15,260		8.00		December 31, 2006

Board of Directors April 26, 2007	Fourth quarter	38,164	(1)	20.00	(1)	March 31, 2007

(Note)

1.	When Nomura achieves a sufficient level of profit, it will decide the amount of the year-end cash dividend taking into consideration a pay-out ratio of over 30%.

4. Stock Price History

(1) Annual Highs and Lows

Fiscal Year	99th	100th	101st	102nd	103rd
Year Ending:	March 31, 2003	March 31, 2004	March 31, 2005	March 31, 2006	March 31, 2007
High (Yen)	2,190	2,125	1,966	2,630	2,870
Low (Yen)	1,205	1,087	1,278	1,295	1,843

(Note) Prices on the first section of Tokyo Stock Exchange

(2) Monthly Highs and Lows

Month	October, 2006	November, 2006	December, 2006	January, 2007	February, 2007	March, 2007
High (Yen)	2,250	2,085	2,265	2,455	2,870	2,625
Low (Yen)	2,020	1,843	2,010	2,205	2,340	2,310

(Note) Prices on the first section of Tokyo Stock Exchange

6. Status of Corporate Governance

Fundamental concept of corporate governance

The Company recognizes that enhanced corporate governance is one of the most important preconditions for the pursuit of transparent management, speedy group operations, and increased corporate value for Nomura Group over the medium-to-long term. On the basis of this recognition, the Company has been striving to strengthen and improve its corporate governance system.

Among other endeavors, the Company has been proactively reorganizing corporate governance structures to ensure transparent management. When the Company became a holding company of Nomura Group in October 2001, it installed outside Directors to strengthen its oversight functions, established an Internal Controls Committee including outside directors, established a Compensation Committee which outside Directors also attends, and set up an Advisory Board of eminent persons from outside the Company. Since its listing on the New York Stock Exchange (NYSE) in December 2001, the Company has been further improving its information disclosure system and promoting the building of a more transparent management framework. In June 2003, the Company adopted Committee System and separated management oversight functions from business execution functions. In addition, three new Committees (Nomination Committee, Audit Committee, and Compensation Committee), all made up mostly of outside Directors, have been established. Through these efforts, the Company further strengthens management oversight and improves transparency. At the same time, the Executive Officers were broadly delegated the authority to execute business activities in order to streamline group operations on a consolidated basis.

In addition, Nomura Group enacted its Code of Ethics in 2004 which specifies items to be observed by each director, officer and employee of Nomura Group with respect to corporate governance and corporate social responsibility. Thus, the Company strives to fulfill its responsibility to all of its stakeholders, not to mention its shareholders.

The latest information on our status of corporate governance is disclosed to the Stock Exchanges in which we’re listed, and can also be reviewed on our homepage (http://www.nomuraholdings.com/jp/investor/).

Matters related to the corporate governance of the Company

1. Organizational Structure

The Company adopts an organizational structure on the basis of Committee System. In this system, the management oversight and business execution are clearly separated. Decisions are made more quickly by broadly delegating the authority to execute business activities from the Board of Directors to the Executive Officers, management oversight and management transparency are increased furthermore, through the activities of the three committees (for Nomination, Audit, and Compensation Committee) made up mostly of outside Directors. We consider these as the reasons for the system being able to realize the most important organizational structure for the present Company.

Further, as a corporation listed on the NYSE, the Company believes that, among the various organizational structures applicable in Japan, an organizational structure based on the committees is the most compatible standard for corporate governance stipulated in the NYSE Listed Company Manual.

<Business Execution Framework>

As an entity adopting Committee System, the Board of Directors has broadly delegated the Executive Officers the authority for determining business execution functions to ensure that the Executive Officers can execute the Company’s business quickly and efficiently. Among the matters delegated to the Executive Officers by resolutions of the Board of Directors, the most important subjects of business shall be deliberated and decided at any of three conferences of the Company: the Group Executive Management Committee, the Commitment Committee and the Internal Controls Committee.

In addition to above three conferences, the “Board of Executive Officers” and the “Group Management Council” have been established in order to conduct proper business operations of Nomura Group by sharing information and discussing the business execution of the Company and Nomura Group. The roles and members of each conference are outlined below.

(1) Group Executive Management Committee

This Committee is chaired by the Chief Executive Officer (CEO) and consists of three Representative Executive Officers. The Committee deliberates and decides upon business plans and budgets, the allocation of management resources, and other important matters related to the management of Nomura Group. The meeting is held principally on a weekly basis.

(2) Commitment Committee

This Committee is chaired by the Chief Operating Officer (COO) and consists of Executive Officers and business division CEOs of Nomura Group. The Committee deliberates and decides upon the important matters related to less liquid positions and important positions from a risk management perspective of Nomura Group. The meeting is held principally on a weekly basis.

(3) Internal Controls Committee

This Committee is chaired by the CEO and consists of the CEO, persons designated by the CEO, an Audit Committee member designated by the Audit Committee, and a Director designated by the Board of Directors (Audit Mission Director). The Committee deliberates and decides upon the principal matters related to the enhancement of internal controls with respect to the business operation systems of Nomura Group, and matters related to the promotion of proper corporate behavior throughout the Group. The meeting is held principally at least once every three (3) months.

(4) Board of Executive Officers

This Board is made up of all of the Executive Officers of the Company and is responsible for sharing information and discussing the Company’s execution of business as the holding company of Nomura Group. The meetings are scheduled four times yearly.

(5) Group Management Council

This Council is made up of executives who occupy key positions in Nomura Group management and is positioned under the Group Executive Management Committee. The Council takes up matters which have been deliberated and decided by the Group Executive Management Committee and shares them for discussion with the Company and other companies of the Group. The meeting is held principally on a weekly basis.

Three of the above Committees are responsible for deciding upon the execution of important business matters delegated by the Board of Directors, namely, the Group Executive Management Committee, Commitment Committee, and Internal Controls Committee, are to report to the Board of Directors on the status of their discussions at least once every three (3) months.

In addition to the above, an “Advisory Board” made up of the top managers of representative corporations has been set up as a consultative panel to work for the Group Executive Management Committee in order to ensure that the Committee makes the utmost use of outside opinions in planning its management strategies.

<Three Board Committees>

As an entity adopting Committee System, the Company has complied with its legal requirement to establish three statutory committees made up mostly of outside Directors — the Nomination Committee, Audit Committee, and Compensation Committee. The roles, members, etc. of each Committee are outlined in the following:

(1) Nomination Committee

This Committee is a statutory organization responsible for determining the details of proposals on the election and dismissal of Directors for submission to the general meeting of shareholders. Three members of the Committee are elected by the Board of Directors. Junichi Ujiie, Chairman of the Board not serving concurrently as an Executive Officer, currently chairs the Committee. The other two members are Masaharu Shibata and Hideaki Kubori, both outside Directors. The Nomination Committee meeting was held three times during the fiscal year ended March 31, 2007.

(2) Audit Committee

This Committee is a statutory organization having powers to audit the execution of duties of the Directors and Executive Officers, to prepare audit reports, and to determine details of proposals on the election, dismissal, and non-reelection of the independent auditor for submission to the general meeting of shareholders. Three members of the Committee are elected by the Board of Directors. Haruo Tsuji and Koji Tajika, both outside Directors, currently serve as members together with Fumihide Nomura, Director not serving concurrently as Executive Officer. The Committee is chaired by Haruo Tsuji. All members are independent directors as stipulated by the Sarbanes-Oxley Act of 2002, and Koji Tajika satisfies the requirements of a Financial Expert under the Act. The Audit Committee meeting was held twenty-six (26) times during the fiscal year ended March 31, 2007.

(3) Compensation Committee

This Committee is a statutory organization to determine the policy with respect to the particulars of compensation to be paid to the Directors and Executive Officers and the individual compensation for each of them. Three members of the Committee are elected by the Board of Directors. Junichi Ujiie, Chairman of the Board not serving concurrently as an Executive Officer, currently chairs the Committee. The other two members are Masaharu Shibata and Hideaki Kubori, both outside Directors. The Compensation Committee meeting was held three times during the fiscal year ended March 31, 2007.

2. Status of Improvement of the Internal Control System

Nomura Group is striving to strengthen and improve its internal control system in order to promote proper corporate behavior throughout the Group, from the viewpoints of ensuring management transparency and efficiency, complying with laws and regulations, controlling risks, ensuring the reliability of business and financial reports, and fostering the timely and appropriate disclosure of information. The internal control system to be implemented in the Company was resolved by the Board of Directors under the title of “System for ensuring appropriate conduct of operations in Nomura Holdings, Inc.”

Further, in order to ensure effective and adequate internal controls, the Internal Audit has been established independently from the business lines. The Internal Audit and the other similar audit sections placed in major affiliated subsidiaries conduct internal audits of the Company and subsidiaries. The Internal Audit follows the instructions of the Internal Controls Committee in the execution of its duties. Results of the internal audits are reported not only to the business execution lines, but also to the Audit Committee and Audit Mission Directors.

3. Status of Improvement of the Risk Management System

Please refer to “(3) Quantitative and Qualitative Disclosures about Market Risk” of the section “6. Operating and Financial Analysis” of “Item 2. Operating and Financial Review.”

4. Compensation Paid to Directors and Executive Officers

Total compensation paid to Internal Directors	376 million yen
Total compensation paid to outside Directors	114 million yen
Total compensation paid to Executive Officers	1,181 million yen

(Note)	The compensation paid to Directors who concurrently serve as Executive Officers is included in the amount for the Executive Officers.

The amounts above include compensation of stock options (stock bonus) which was 244 million yen.

5. Fees to Independent Auditor

Audit fees and other fees on which the Company has agreed with Ernst & Young ShinNihon are as follows:

The amounts shown below are the fees to be paid partly by consolidated companies, not solely by the Company.

(Unit: million yen)
For the fiscal year ended March 31, 2007
Fees to be paid for audit services prescribed in Article 2, Paragraph 1 of the Certified Public Accountant Law
Audit Fees*	2,916
Fees to be paid for services other than the above
Audit-Related Fees	217
Tax Fees	112
All Other Fees	27

Total	3,272

*(Note) Audit Fees include fees related to the independent auditor’s certification services required by laws and regulations (comfort letter, examination of specified assets, etc.), in addition to the fees for the audits of the financial statements of the consolidated companies.

6. Limitation Liabilities Agreement

We have respectively concluded our agreement with all 4 of our outside directors, which limit liability for damage under Article 423, paragraph 1 of the Company’s Act. The maximum amount of liability under the said agreement is 20 million yen or the amount prescribed by the law, whichever is higher.

Organization, personnel, and procedure for an Internal Audit and an Audit by the Audit Committee, and mutual collaboration between an Internal Audit and an Audit by the Audit Committee

As an entity adopting Committee System, the Board of Directors and the Audit Committee made up mostly of outside Directors perform the central management oversight functions in the Company. To establish the independence of the Committee from the execution of business more transparently, the Chairman of the Audit Committee is elected from among the outside Directors. In order to increase the effectiveness of audit work, two non-executive full-time Directors familiar with the business and organization of Nomura Group have been appointed as Audit Mission Directors and work in that capacity to assist the Audit Committee in conducting audits. The Audit Mission Directors assist audits by the Audit Committee by supervising operations, attending important meetings, and performing daily inspections in accordance with the instructions of the Audit Committee. The Company has also established an Office of Audit Committee to support the Audit Committee. The Office of Audit Committee provides operational support for the Audit Committee and assists the Audit Mission Directors and the members of the Audit Committee in conducting audits. An Audit Committee member designated by the Audit Committee performs Personal Evaluations of the staff employees working in the Office of Audit Committee, and the consent of an Audit Committee member designated by the Audit Committee is required for recruitments, transfers, and punishments of employees from the Office.

Further, in order to ensure effective and adequate internal controls, the Group Internal Audit has been established independently from the business lines. The Group Internal Audit and the other similar audit sections placed in major affiliated subsidiaries conduct internal audits of the Company and subsidiaries. The status of implementation of the internal audit is reported to Internal Controls Committee, made up partly of an Audit Committee member and attended by an Audit Mission Director, and the matters discussed at the Internal Controls Committee are reported to the Board of Directors. Results of individual internal audits are also reported periodically (monthly in principle) to the Audit Committee, either directly or through the Audit Mission Directors. In addition, Audit Committee members may recommend changes in an internal audit plan, additional audit procedures, and preparations for improvement plans to Executive Officers, with respect to the annual plan, status of implementation, and results of an internal audit.

The Audit Committee has authority to approve the annual audit plan of the independent auditor, hear reports and explanations on the accounting audit from the independent auditor at least once each quarter, exchange information from time to time with the independent auditor, audit the method and result of the independent auditor’s audits in view of the appropriateness thereof, and examine the relevant financial documents and supplementary schedules. In addition, audit fees to be paid to the independent auditor are approved with in the Audit Committee upon the explanation from the Chief Financial Officer (CFO). Furthermore, regarding the audit services rendered to the Company and its subsidiaries by the independent auditor and its affiliates and the audit fees to be paid, the Company has stipulated the procedure for deliberation and prior approval by the Audit Committees upon the request of the CFO, pursuant to the U.S. Sarbanes-Oxley Act of 2002 and the relevant rules of the U.S. Securities and Exchange Commission (SEC).

Personal relations, capital relations, business relations, or any other interests of Outside Directors in the Company

There are no such relations between them.

Regulation on Number of Directors

The Company’s Articles of Incorporation provide for not more than 20 Directors.

Requirement on Resolution for the Election of Directors

The Company’s Articles of Incorporation provide for resolution for the election of Directors shall be adopted at general meeting of shareholders at which shareholders holding not less than one-third (1/3) of the voting rights out of the total number of the voting rights owned by all the shareholders of the Company shall be present, by a majority of the voting rights of the shareholders so present.

Requirement on “Special” Resolution at the General Shareholders Meeting

The Company’s Articles of Incorporation provide for any resolution under Article 309, paragraph 2 of the Company’s Act shall be adopted at general meeting of shareholders at which shareholders holding not less than one-third (1/3) of the voting rights owned by all shareholders of the Company shall be present, by a majority of not less than two-thirds (2/3) of the voting rights of the shareholders so present.

Decision-Making Body for Dividends and Other Particulars

In order for the Company to return the profit to the shareholders and execute capital policy responding flexibly to changes in the business environment, the Company’s Articles of Incorporation provide for dividends and other particulars under Article 459, paragraph 1 of the Company’s Act shall be adopted at Board of Directors, instead of general meeting of shareholders unless prescribed by law.

Names of the certified public accountants who executed the audit work, name of the audit corporation to which the certified public accountants belong, and composition of the assistants assigned to the audit work

1. Names of the certified public accountants who executed the audit work and name of the audit corporation to which the certified public accountants belong

Names of the certified public accountants who executed the auditing work	Name of the audit corporation to which the certified public accountants belong

Designated and Operating Partner Koichi Hanabusa	Ernst & Young ShinNihon

Designated and Operating Partner Hiroki Matsumura	Ernst & Young ShinNihon

Designated and Operating Partner Yuichiro Sakurai	Ernst & Young ShinNihon

Personal profiles are not provided, as none of the above accountants have records of more than seven (7) years of continuous service as auditors of the Company.

2. Composition of the assistants assigned to the audit work

Certified public accountants:	twenty-five (25) persons

Others:	fifty-two (52) persons

Note: Others include assistant certified public accountants, those who passed the Certified Public Accountant Examination, and system auditors.

C. Interests of Experts and Counsel.

Not applicable.

Item 5. Financial Information

1. Preparation Method of Consolidated Financial Statements and Financial Statements

(1)	Pursuant to the section 93 of “Regulations Concerning the Terminology, Forms and Preparation Methods of Consolidated Financial Statements” (Ministry of Finance Ordinance No. 28, 1976), the consolidated financial statements were prepared in accordance with the accounting principles which are required in order to issue American Depositary Shares (“ADS”), i.e., the accounting principles generally accepted in the United States of America (“U.S. GAAP”).

(2)	The consolidated financial statements were prepared by making necessary adjustments to the financial statements of each consolidated company which were prepared in accordance with the accounting principles generally accepted in each country. Such adjustment has been made to comply with above-mentioned principles in (1).

(3)	The stand-alone financial statements of the Company were prepared based on the “Regulations Concerning the Terminology, Forms and Preparation Methods of Financial Statements” (Ministry of Finance Ordinance No.59, 1963) (the “Regulations”) and article 2 of the Regulation.

However, the stand-alone financial statements for the years ended March 31, 2006 were prepared in accordance with the Regulations before revision and the stand-alone financial statements for the years ended March 31, 2007 were prepared in accordance with the Regulations after revision.

2. Audit Certificate

Under articles No.193-2 of Securities and Exchange Law, the consolidated financial statements for the years ended March 31, 2006 and 2007 and the financial statements for the years ended March 31, 2006 and 2007 were audited by Ernst & Young ShinNihon.

1. Consolidated Financial Statements and Other

(1) Consolidated Financial Statements

NOMURA HOLDINGS, INC.

1.    CONSOLIDATED BALANCE SHEETS

		Millions of yen				Translation into millions of U.S. dollars
		March 31
	Notes	2006	%(1)	2007	%(1)	2007
ASSETS
Cash and cash deposits:
Cash and cash equivalents		¥991,961		¥410,028		$3,488
Time deposits		518,111		546,682		4,650
Deposits with stock exchanges and other segregated cash		45,564		97,302		828

		1,555,636	4.4	1,054,012	3.0	8,966

Loans and receivables:	*7
Loans receivable		682,824		935,711		7,959
Receivables from customers		26,810		47,518		404
Receivables from other than customers		656,925		637,209		5,420
Allowance for doubtful accounts		(2,878)		(2,027)		(17)

		1,363,681	3.9	1,618,411	4.5	13,766

Collateralized agreements:
Securities purchased under agreements to resell		8,278,834		8,061,805		68,576
Securities borrowed		8,748,973		9,776,422		83,161

		17,027,807	48.6	17,838,227	49.7	151,737

Trading assets and private equity investments (including securities pledged as collateral of ¥5,610,310 million in 2006 and ¥5,719,748 million ($48,654 million) in 2007):
Trading assets	*3	13,332,165		12,830,826		109,143
Private equity investments	*4	365,276		347,394		2,955

		13,697,441	39.1	13,178,220	36.7	112,098

Other assets:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥211,521million in 2006 and ¥249,592 million ($2,123 million) in 2007)		330, 964		422,290		3,592
Non-trading debt securities		220,593		255,934		2,177
Investments in equity securities		219,486		195,238		1,661
Investments in and advances to affiliated companies(including securities pledged as collateral of ¥NIL million in 2006 and ¥7,451 million ($63 million) in 2007)	*17	223,912		441,536		3,756
Other	*9	386,515		869,506		7,396

		1,381,470	4.0	2,184,504	6.1	18,582

Total assets		¥35,026,035	100.0	¥35,873,374	100.0	$305,149

		Millions of yen				Translation into millions of U.S. dollars
		March 31
		2006	%(2)	2007	%(2)	2007
LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term borrowings	*10	¥691,759	2.0	¥1,093,529	3.0	$9,302
Payables and deposits:	*7
Payables to customers		247,511		304,462		2,590
Payables to other than customers		619,271		623,143		5,300
Deposits received at banks		372,949		418,250		3,558

		1,239,731	3.5	1,345,855	3.8	11,448

Collateralized financing:
Securities sold under agreements to repurchase		10,773,589		11,874,697		101,010
Securities loaned		6,486,798		7,334,086		62,386
Other secured borrowings		3,002,625		1,390,473		11,827

		20,263,012	57.9	20,599,256	57.4	175,223

Trading liabilities:	*3	6,527,627	18.6	4,800,403	13.4	40,834
Other liabilities:	*9	641,980	1.8	845,522	2.4	7,192
Long-term borrowings	*10	3,598,599	10.3	5,002,890	13.9	42,556

Total liabilities		32,962,708	94.1	33,687,455	93.9	286,555

Commitments and contingencies	*18
Shareholders’ equity:
Common stock	*15
No par value share; Authorized—6,000,000,000 shares
Issued—1,965,919,860 shares in 2006 and 2007
Outstanding—1,904,864,196 shares in 2006, 1,907,049,871 shares 2007		182,800	0.5	182,800	0.5	1,555
Additional paid-in capital		159,527	0.4	165,496	0.5	1,408
Retained earnings		1,819,037	5.2	1,910,978	5.3	16,255
Accumulated other comprehensive (loss) income		(15,225)	(0.0)	6,613	0.0	56

		2,146,139	6.1	2,265,887	6.3	19,274
Common stock held in treasury, at cost —61,055,664 shares in 2006 and 58,869,989 shares in and 2007		(82,812)	(0.2)	(79,968)	(0.2)	(680)

Total shareholders’ equity		2,063,327	5.9	2,185,919	6.1	18,594

Total liabilities and shareholders’ equity		¥35,026,035	100.0	¥35,873,374	100.0	$305,149

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.

2.    CONSOLIDATED STATEMENTS OF INCOME

		Millions of yen				Translation into millions of U.S. dollars
		Year ended March 31
	Notes	2006	%(3)	2007	%(3)	2007
Revenue:
Commissions		¥356,325		¥337,458		$2,870
Fees from investment banking		108,819		99,276		844
Asset management and portfolio service fees		102,667		145,977		1,242
Net gain on trading	*3	304,223		290,008		2,467
Gain on private equity investments		12,328		47,590		405
Interest and dividends		693,813		981,344		8,348
Gain(loss) on investments in equity securities		67,702		(20,103)		(171)
Private equity entities product sales		88,210		100,126		852
Other		58,753		67,425		573

Total revenue		1,792,840	100.0	2,049,101	100.0	17,430
Interest expense		647,190	36.1	958,000	46.8	8,149

Net revenue		1,145,650	63.9	1,091,101	53.2	9,281

Non-interest expenses:
Compensation and benefits		325,431		345,936		2,943
Commissions and floor brokerage		32,931		50,812		432
Information processing and communications		89,600		109,987		936
Occupancy and related depreciation		55,049		61,279		521
Business development expenses		32,790		38,106		324
Private equity entities cost of goods sold		48,802		57,184		486
Other		115,447		106,039		902

		700,050	39.0	769,343	37.5	6,544

Income from continuing operations before income taxes		445,600	24.9	321,758	15.7	2,737
Income tax expense	*14	188,972	10.6	145,930	7.1	1,241

Income from continuing operations		256,628	14.3	175,828	8.6	1,496

Discontinued operations
Income from discontinued operations before income taxes (including gain on disposal of ¥74,852 million in 2006)		99,413	5.6	—		—
Income tax expense		51,713	2.9	—		—

Gain on discontinued operations		47,700	2.7	—		—

Net income		¥304,328	17.0	¥175,828	8.6	$1,496

	Notes	Yen				Translation into U.S. dollars
Per share of common stock:	*11
Basic—
Income from continuing operations		¥134.10		¥92.25		$0.78
Gain on discontinued operations		24.92		—		—

Net income		¥159.02		¥92.25		$0.78

Diluted—
Income from continuing operations		¥133.89		¥92.00		$0.78
Gain on discontinued operations		24.89		—		—

Net income		¥158.78		¥92.00		$0.78

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.

3.    CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Millions of yen		Translation into millions of U.S. dollars
	2006	2007	2007
Common stock
Balance at beginning of year	¥182,800	¥182,800	$1,555

Balance at end of year	182,800	182,800	1,555

Additional paid-in capital
Balance at beginning of year	155,947	159,527	1,357
Gain (loss) on sales of treasury stock	192	(556)	(5)
Issuance of common stock options	3,388	6,525	56

Balance at end of year	159,527	165,496	1,408

Retained earnings
Balance at beginning of year	1,606,136	1,819,037	15,473
Net income	304,328	175,828	1,496
Cash dividends	(91,427)	(83,887)	(714)

Balance at end of year	1,819,037	1,910,978	16,255

Accumulated other comprehensive income (loss):
Cumulative translation adjustments
Balance at beginning of year	(18,083)	(1,129)	(10)
Net change during the year	16,954	38,018	324

Balance at end of year	(1,129)	36,889	314

Defined benefit pension plans:
Balance at beginning of year	(24,645)	(14,096)	(120)
Minimum pension liability adjustment	10,549	(387)	(4)
Adjustments due to the initial adoption of SFAS 158(1)	—	(15,793)	(134)

Balance at end of year	(14,096)	(30,276)	(258)

Balance at end of year	(15,225)	6,613	56

Common stock held in treasury
Balance at beginning of year	(33,726)	(82,812)	(704)
Repurchases of common stock	(49,507)	(204)	(2)
Sales of common stock	11	25	0
Common stock issued to employees	668	2,910	25
Other net change in treasury stock	(258)	113	1

Balance at end of year	(82,812)	(79,968)	(680)

Total shareholders’ equity
Balance at end of year	¥2,063,327	¥2,185,919	$18,594

(1)	For the initial year of application, the adjustments are not reflected on the consolidated statements of comprehensive income.

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.

4.    CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Millions of yen		Translation into millions of U.S. dollars
	Year ended March 31
	2006	2007	2007
Net income	¥304,328	¥175,828	$1,496
Other comprehensive income(1):
Change in cumulative translation adjustments, net of tax	16,954	38,018	323
Defined benefit pension plans:
Minimum pension liability adjustment	18,412	(608)	(5)
Deferred income taxes	(7,863)	221	2

Total	10,549	(387)	(3)

Total other comprehensive income	27,503	37,631	320

Comprehensive income	¥331,831	¥213,459	$1,816

(1)	Adjustments due to the initial adoption of SFAS 158 are not reflected on the consolidated statements of comprehensive income.

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.

5.    CONSOLIDATED STATEMENTS OF CASH FLOWS

	Millions of yen		Translation into millions of U.S. dollars
	Year ended March 31
	2006	2007	2007
Cash flows from operating activities from continuing operations:
Income from continuing operations	¥256,628	¥175,828	$1,496
Adjustments to reconcile income from continuing operations to net cash used in operating activities:
Depreciation and amortization	42,812	50,432	429
Stock-based compensation	3,388	6,525	56
Loss (gain) on investments in equity securities	(67,702)	20,103	171
Equity in earnings of affiliates, net of dividends received	(26,695)	(50,274)	(428)
Loss on disposal of office buildings, land, equipment and facilities	8,777	5,182	44
Deferred income tax (benefit) expense	(23,540)	(256)	(2)
Changes in operating assets and liabilities:
Time deposits	(81,193)	24,395	208
Deposits with stock exchanges and other segregated cash	(440)	(30,186)	(257)
Trading assets and private equity investments	2,302,636	1,039,123	8,839
Trading liabilities	1,084,026	(1,986,980)	(16,902)
Securities purchased under agreements to resell, net of securities sold under agreements to repurchase	(3,107,197)	1,243,337	10,576
Securities borrowed, net of securities loaned	(761,584)	(177,234)	(1,508)
Other secured borrowings	(416,566)	(1,612,879)	(13,720)
Loans and receivables, net of allowance for doubtful accounts	(43,656)	95,843	815
Payables	126,952	(154,665)	(1,316)
Accrued income taxes, net	171,016	(184,036)	(1,565)
Other, net	(32,876)	(91,414)	(777)

Net cash used in operating activities from continuing operations	(565,214)	(1,627,156)	(13,841)

Cash flows from investing activities from continuing operations:
Payments for purchases of office buildings, land, equipment and facilities	(83,983)	(101,784)	(866)
Proceeds from sales of office buildings, land, equipment and facilities	1,557	634	5
Payments for purchases of investments in equity securities	(2,126)	(9,284)	(79)
Proceeds from sales of investments in equity securities	10,523	25,109	214
(Increase) decrease in loans receivable at banks, net	(32,117)	(73,611)	(626)
(Increase) decrease in non-trading debt securities, net	56,824	(37,861)	(322)
Business dispositions or acquisitions, net	(4,663)	(172,019)	(1,463)
(Increase) decrease in investments in and advances to affiliated companies, net	49,268	(164,700)	(1,401)
Other, net	39	(297)	(3)

Net cash used in investing activities from continuing operations	(4,678)	(533,813)	(4,541)

Cash flows from financing activities from continuing operations:
Increase in long-term borrowings	1,656,317	2,736,688	23,279
Decrease in long-term borrowings	(943,086)	(1,451,500)	(12,347)
Increase in short-term borrowings, net	175,910	377,788	3,214
Increase in deposits received at banks, net	31,004	17,947	153
Proceeds from sales of common stock	871	2,379	20
Payments for repurchases of common stock	(49,507)	(204)	(2)
Payments for cash dividends	(42,290)	(114,395)	(973)

Net cash provided by financing activities from continuing operations	829,219	1,568,703	13,344

Effect of exchange rate changes on cash and cash equivalents	16,419	10,333	88

Discontinued operations:
Net cash provided by (used in) discontinued operations from
Operating activities	28,856	—	—
Investing activities	(19,178)	—	—
Financing activities	(12,067)	—	—
Cash and cash equivalents classified as discontinued operations	2,389	—	—
Proceeds from sales of discontinued operations	131,100	—	—
Payments for purchase of discontinued operations	—	—	—

	131,100	—	—
Net (decrease) increase in cash and cash equivalents	406,846	(581,933)	(4,950)
Cash and cash equivalents at beginning of the year	585,115	991,961	8,438

Cash and cash equivalents at end of the year	¥991,961	¥410,028	$3,488

Supplemental disclosure:
Cash paid during the year for—
Interest	¥708,107	¥1,056,820	$8,990

Income tax payments, net	¥41,496	¥330,222	$2,809

Non cash activities—

Business acquisitions:

Assets acquired, excluding cash and cash equivalents, and debt assumed were ¥1,836 million and ¥1,576 million, respectively, for the year ended March 31, 2006. Assets acquired, excluding cash and cash equivalents, and debt assumed were ¥344,299 million ($2,929 million) and ¥151,106 million ($1,285 million), respectively, for the year ended March 31, 2007.

Business dispositions:

There were no business dispositions for the year ended March 31, 2006. Assets sold, excluding cash and cash equivalents, and debt assumed by the purchaser were ¥7,958 million ($68 million) and ¥8,211 million ($70 million) for the year ended March 31, 2007, respectively.

Reclassifications—

During the year ended March 31, 2007, Nomura began reporting cash flows from loans receivable at banks as investing activities which were in prior years classified as operating activities and cash flows from deposits received at banks as financing activities which were in prior years classified as operating activities. All prior year amounts have been reclassified to conform to the current year presentation.

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.

6.    NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Basis of accounting:

In December 2001, Nomura Holdings Inc. (the “Company”) filed a registration statement, in accordance with the Securities Exchange Act of 1934, with the United States Securities and Exchange Commission (“SEC”) in order to list its American Depositary Shares (“ADS”) on the New York Stock Exchange. Since then, the Company has an obligation to file an annual report, Form 20-F, with the SEC in accordance with the Securities Exchange Act of 1934.

Pursuant to the section 87 of “Regulations Concerning the Terminology, Forms and Preparation Methods of Consolidated Financial Statements” (Ministry of Finance Ordinance No. 28, 1976), the consolidated financial statement for the year ended March 31, 2007 has been prepared in accordance with the accounting principles which are required in order to issue ADS, i.e., the accounting principles generally accepted in the United States of America (“U.S. GAAP”). The following paragraphs describe the major differences between U.S. GAAP which Nomura adopts and accounting principles generally accepted in Japan (“Japanese GAAP”), and where the significant differences exist, the amount of effect to income before income taxes pursuant to Japanese GAAP.

Scope of consolidation—

Under U.S. GAAP, the scope of consolidation is mainly determined by the ownership of a majority of the voting interest in an entity and under Financial Accounting Standards Board Interpretation No. 46, “Consolidation of Variable Interest Entities” as revised in 2003. Under Japanese GAAP, the scope of consolidation is determined by “Financial controlling model”, taking into account of factors other than ownership level of voting interest in an entity.

Unrealized gains and losses on investments in equity securities—

Under U.S. GAAP for broker-dealers, unrealized gains and losses on investments in equity securities are recognized in the income statement. Under Japanese GAAP, unrealized gains and losses on investments in equity securities, net of applicable income taxes, are reported in a separate component of shareholders’ equity. Therefore, under Japanese GAAP, the difference has a positive impact of ¥59,320 million and negative impact of ¥38,232 million ($325 million) on income before income taxes for the year ended March 31, 2006 and 2007, respectively.

Unrealized gains and losses on non-trading debt securities—

Under U.S. GAAP for broker-dealers, unrealized gains and losses on non-trading debt securities are recognized in the income statement. Under Japanese GAAP, unrealized gains and losses on non-trading debt securities, net of applicable income taxes, are reported in a separate component of shareholders’ equity.

Retirement and severance benefit—

Under U.S. GAAP, gain or loss resulting from experience different from that assumed or from a change in an actuarial assumption is amortized over the remaining service period of employees when such balance at the beginning of the year exceeds the “Corridor” which is defined as 10% of the larger of projected benefit obligation or the fair value of plan assets, while such gain or loss is amortized for a certain period regardless of the Corridor under Japanese GAAP. U.S. GAAP requires to recognize the funded status of defined benefit postretirement plans, measured as the difference between the fair value of the plan asset and the benefit obligation, while such treatment is not required under Japanese GAAP.

Amortization of goodwill and equity method goodwill—

Under U.S. GAAP, goodwill and equity method goodwill shall not be amortized and shall be tested for impairment regularly. Under Japanese GAAP, goodwill and equity method goodwill shall be amortized over certain periods within 20 years based on the straight-line method. Under U.S. GAAP, negative goodwill and equity method negative goodwill shall be written off at once when negative goodwill arises. Under Japanese GAAP, negative goodwill shall be amortized over certain periods within 20 years based on the straight-line method. Therefore, under Japanese GAAP, the difference has a positive impact of ¥4,199 million and positive impact of ¥5,670 million ($48 million) on income before income taxes for the year ended March 31, 2006 and 2007, respectively.

Changes in the fair value of derivative contracts—

Under U.S. GAAP, all derivative contracts, including derivative contracts that have been designated as hedges to specific assets or specific liabilities, are valued at fair value, and changes in the fair value of derivative contracts are recognized in the income statement or other comprehensive income. Under Japanese GAAP, derivative contracts that have been entered into for hedging purposes are valued at fair value and changes in the fair value of derivative contracts are recognized in shareholder’s equity.

Minority interest—

Under Japanese GAAP, minority interest is included in shareholders equity. Under U.S. GAAP, it is not allowed to include minority interest in shareholder’s equity, so minority interest is classified as Long-term liabilities and those amounts are disclosed in footnote.

2. Summary of accounting policies:

Description of business—

Nomura Holdings, Inc. (the “Company”) and its broker-dealer, banking and other financial services subsidiaries provide investment, financing and related services to individual, institutional and government customers on a global basis. The Company and other entities in which it has a controlling financial interest are collectively referred to as “Nomura.”

Nomura structures its business segments based upon the nature of specific products and services, its main customer base and its management structure. Nomura reports operating results in five business segments: Domestic Retail, Global Markets, Global Investment Banking, Global Merchant Banking and Asset Management.

In the Domestic Retail business, Nomura provides investment consultation services mainly to individual customers in Japan. In the Global Markets business, Nomura is engaged in the sales and trading of equity securities and bonds and currency exchange on a global basis to institutions domestically and abroad. In the Global Investment Banking business, Nomura provides investment banking services such as the underwriting of bonds and equity as well as mergers and acquisition and financial advice. In the Global Merchant Banking business, Nomura invests in private equity businesses and seek to maximize returns on the investments by increasing the corporate value of investee companies. In the Asset Management business, Nomura develops and manages investment trusts, and provides investment advisory services.

Basis of presentation—

The consolidated financial statements include the accounts of the Company and other entities in which it has a controlling financial interest. The Company determines whether it has a controlling financial interest in an entity by evaluating whether the entity is a variable interest entity (VIE) or not in accordance with Financial Accounting Standards Board (“FASB”) Interpretation No. 46, “Consolidation of Variable Interest Entities” as revised (“FIN 46-R”). VIEs are entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. The Company consolidates VIEs where Nomura is the primary beneficiary, generally defined as the enterprise that will absorb a majority of the expected losses or receive a majority of the expected residual returns of the entity, or both. For entities other than VIEs, Nomura is generally determined to have a controlling financial interest in an entity when it owns a majority of the voting interest. Therefore, the Company consolidates these entities in which it has a majority voting interest. Additionally, the Company does not consolidate certain special purpose entities utilized for securitization transactions if they meet the qualifying special purpose entities “QSPE” criteria in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (“SFAS 140”).

Investments in entities in which Nomura has significant influence over operating and financial decisions (generally defined as 20 to 50 percent of voting interest) are accounted for using the equity method of accounting and are reported in Investments in and advances to affiliated companies. Investments in which Nomura has neither control nor significant influence are carried at fair value.

The Company’s principal subsidiaries include Nomura Securities Co., Ltd., Nomura Securities International, Inc. and Nomura International plc.

The accounting and financial reporting policies of the Company conform to accounting principles generally accepted in the United States (“U.S. GAAP”) as applicable to broker-dealers. All material intercompany transactions and balances have been eliminated on consolidation. Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

Discontinued operations—

On January 31, 2006, Nomura sold its stake in Millennium Retailing, Inc. (“MR”). MR was one of the investments in Nomura’s private equity business accounted for as a consolidated subsidiary. During the year ended March 31, 2006, MR was classified within discontinued operations in accordance with SFAS No.144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”) and its results of operations and cash flows were separately reported. Also, all amounts in previous years related to the discontinued operations have been excluded in the footnotes to the consolidated financial statements.

Use of estimates—

In presenting the consolidated financial statements, management makes estimates regarding certain financial instrument and investment valuations, the outcome of litigation, the recovery of the carrying value of goodwill, the allowance for doubtful accounts, the realization of deferred tax assets and other matters that affect the reported amounts of assets and liabilities as well as the disclosure in the financial statements. Estimates, by their nature, are based on judgment and available information. Therefore, actual results may differ from estimates, which could have a material impact on the consolidated financial statements and, it is possible that such adjustments could occur in the near term.

Fair value of financial instruments—

The fair value of financial instruments is the amount at which the instruments could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The fair value of financial instruments, including exchange-trading securities and derivatives is based on quoted market prices, broker or dealer quotations or an estimation by management of the amounts expected to be realized upon settlement under current market conditions. Where quoted market prices or broker/dealer quotations are not available, prices for similar instruments or valuation pricing models are considered in the determination of fair value. Valuation pricing models consider contractual terms, position size, underlying asset prices, interest rates, dividend rates time value, volatility and other statistical measurements for the relevant instruments or for instruments with similar characteristics. These models also incorporate adjustments relating to the administrative costs of servicing future cash flow and market liquidity adjustments. These adjustments are fundamental components of the fair value calculation process.

Trading assets and trading liabilities, including derivative contracts, are recorded at fair value. Realized and unrealized gains and losses are reflected in Net gain on trading.

Valuation pricing models and their underlying assumptions impact the amount and timing of unrealized gains and losses recognized, and the use of different valuation pricing models or underlying assumptions could produce different financial results. Any changes in the fixed income, equity, foreign exchange and commodity markets can impact Nomura’s estimates of fair value in the future, potentially affecting trading gains and losses. As financial contracts have longer maturity dates, Nomura’s estimates of fair value may involve greater subjectivity due to the lack of transparent market data available upon which to base assumptions underlying valuation pricing models.

Private equity business—

The investments in private equity business are accounted for at fair value, by the equity method of accounting or as consolidated subsidiaries, depending on the attributes of each investment. The consolidated subsidiaries in private equity business are referred to as “private equity entities.”

Private equity investments accounted for at fair value are based on Nomura’s assessment of each underlying investment. The investments, by their nature, have little or no price transparency. Investments are initially carried at cost as an approximation of fair value. Adjustments to carrying value are made if there is third-party evidence of a change in value. Downward adjustments are also made, in the absence of third-party transactions, if it is determined that the expected realizable value of the investment has declined below the carrying value. In reaching that determination, Nomura primarily uses either its own internal valuation models based on projected future cash flows to be generated from the underlying investment, discounted at a weighted average cost of capital or comparable market multiple valuations. Where possible these valuations are compared with the operating cash flows and financial performance of the companies or properties relative to budgets or projections, price/earnings data for similar quoted companies, trends within sectors and/or regions and any specific rights or terms associated with the investment, such as conversion features and liquidation preferences.

Any changes to valuations are then stress tested to assess the impact of particular risk factors in order to establish the final estimated valuation. See Note 4 for further discussion of private equity business.

Transfers of financial assets—

Nomura accounts for the transfer of financial assets in accordance with SFAS 140. This statement requires that Nomura account for the transfer of financial assets, as a sale when Nomura relinquishes control over the asset. SFAS 140 deems control to be relinquished when the following conditions are met: (a) the assets have been isolated from the transferor (even in bankruptcy or other receivership), (b) the transferee has the right to pledge or exchange the assets received and (c) the transferor has not maintained effective control over the transferred assets.

In connection with its securitization activities, Nomura utilizes special purpose entities, or SPEs to securitize commercial and residential mortgage loans, government and corporate bonds and other types of financial assets. Nomura’s involvement with SPEs includes structuring SPEs and acting as an administrator of SPEs and underwriting, distributing and selling debt instruments and beneficial interests issued by SPEs to investors. Nomura derecognizes financial assets transferred in securitizations provided that Nomura has relinquished control over such assets. Nomura may obtain an interest in the financial assets, including residual interests in the SPEs subject to prevailing market conditions. Any such interests are accounted for at fair value and included in Trading assets within Nomura’s consolidated balance sheets, with the change in fair value included in Net gain on trading.

Foreign currency translation—

The financial statements of the Company’s subsidiaries are measured using their functional currency which is the primary economic environment in which the entity operates. All assets and liabilities of subsidiaries which have a functional currency of other than Japanese yen, are translated into Japanese yen at exchange rates in effect at the balance sheet date; all revenue and expenses are translated at the average exchange rates for the respective years and the resulting translation adjustments are accumulated and reported as Accumulated other comprehensive (loss) income in shareholders’ equity.

Foreign currency assets and liabilities are translated at exchange rates in effect at the balance sheet date and the resulting translation gains or losses are credited or charged to income.

Fee revenue—

Commissions include amounts charged for executing brokerage transactions are accrued on a trade date basis and are included in current period earnings. Fees from investment banking include securities underwriting fees and other corporate financing services fees. Underwriting fees are recorded when services for underwriting are completed. All other fees are recognized when related services are performed. Asset management and portfolio service fees are accrued over the period that the related services are provided.

Trading assets and trading liabilities—

Trading assets and trading liabilities, including contractual commitments arising pursuant to derivative transactions, are recorded on the consolidated balance sheets on a trade date basis at fair value with the related gains and losses recorded in Net gain on trading in the consolidated statements of income.

Collateralized agreements and collateralized financing—

Collateralized agreements consist of resale agreements and securities borrowed. Collateralized financing consist of repurchase agreements, securities loaned and other secured borrowings.

Resale and repurchase agreements (“Repo transactions”) principally involve the buying or selling of Government and Government agency securities under agreements with customers to resell or repurchase these securities to or from those customers. Nomura takes possession of securities purchased under agreements to resell while providing collateral to counterparties to collateralize securities sold under agreements to repurchase. Nomura monitors the value of the underlying securities on a daily basis relative to the related receivables and payables, including accrued interest, and requests or returns additional collateral when deemed appropriate. Repo transactions are accounted for as collateralized agreements or financing transactions and are recorded on the consolidated balance sheets at the amount at which the securities will be repurchased or resold, as appropriate.

Repo transactions are presented on the accompanying consolidated balance sheets net-by-counterparty, where net presentation is consistent with FASB Interpretation No. 41, “Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements.”

Securities borrowed and securities loaned are accounted for as financing transactions. Securities borrowed and securities loaned that are cash collateralized are recorded on the accompanying consolidated balance sheets at the amount of cash collateral advanced or received. Securities borrowed transactions generally require Nomura to provide the counterparty with collateral in the form of cash or other securities. For securities loaned transactions, Nomura generally receives collateral in the form of cash or other securities. Nomura monitors the market value of the securities borrowed or loaned and requires additional cash or securities, as necessary, to ensure that such transactions are adequately collateralized.

Nomura engages in Gensaki transactions which originated in the Japanese financial markets. Gensaki transactions involved the selling of commercial paper, certificates of deposit, Japanese government bonds and various other debt securities to an institution wishing to make a short-term investment, with Nomura agreeing to reacquire them from the institution on a specified date at a specified price. The repurchase price reflects the current interest rates in the money markets and any interest derived from the securities. There are no margin requirements for Gensaki transactions nor is there any right of security substitution. As such, Gensaki transactions are recorded as sales in the consolidated financial statements and the related securities and obligations to repurchase such Gensaki securities are not reflected in the accompanying consolidated balance sheets.

New Gensaki transactions (“Gensaki Repo transactions”) started in the Japanese financial markets in 2001. Gensaki Repo transactions contain margin requirements, rights of security substitution, or restrictions on the customer’s right to sell or repledge the transferred securities. Accordingly, Gensaki Repo transactions are accounted for as collateralized agreements or financing transactions and are recorded on the consolidated balance sheets at the amount that the securities will be repurchased or resold.

Other secured borrowings, which consist primarily of secured borrowings from financial institutions and central banks in the inter-bank money market, are recorded at contractual amounts.

Secured loans to financial institutions in the inter-bank money market are included in the consolidated balance sheets in Loans receivable.

Trading balances of secured borrowings, which consist of the liabilities related to transfers of financial assets that are accounted for as financings rather than sales and consolidated variable interest entities, are recorded based on cash received and are included in the consolidated balance sheets in Short-term borrowings and Long-term borrowings. See Note 10 for further information regarding these arrangements.

On the consolidated balance sheet, all Nomura-owned securities pledged to counterparties where the counterparty has the right to sell or repledge the securities, including Gensaki Repo transactions, are shown parenthetically in Trading assets and private equity investments and Investments in and advances to affiliated companies as Securities pledged as collateral in accordance with SFAS 140.

Derivatives—

Trading

Nomura uses a variety of derivative financial instruments, including futures, forwards, swaps and options, in its trading activities and in the management of its interest rate, market price and currency exposures.

Those derivative financial instruments used in trading activities are valued at market or estimated fair value with the related gains and losses recorded in Net gain on trading. Unrealized gains and losses arising from Nomura’s dealings in over-the-counter derivative financial instruments are presented in the accompanying consolidated balance sheets on a net-by-counterparty basis where net presentation is consistent with FASB Interpretation No. 39, “Offsetting of Amounts Related to Certain Contracts” (“FIN 39”).

Non-trading

In addition to its trading activities, Nomura, as an end user, uses derivative financial instruments to manage its interest rate and currency exposures or to modify the interest rate characteristics of certain non-trading assets and liabilities.

These derivative financial instruments are linked to specific assets or specific liabilities and are designated as hedges as they are effective in reducing the risk associated with the exposure being hedged, and they are highly correlated with changes in the market or fair value of the underlying hedged item, both at inception and throughout the life of the hedge contract. Nomura applies fair value hedge accounting to these hedging transactions, and the relating unrealized profit and losses are recognized together with those of the hedged assets and liabilities as interest revenue or expenses.

Certain derivatives embedded in debt instruments are bifurcated from the host contract, such as bonds and certificates of deposit, and accounted for at the fair value. Changes in the fair value of these embedded derivatives are reported in Net gain on trading. Derivatives used to economically hedge these instruments are also accounted for at fair value, and changes in the fair value of these derivatives are reported in Net gain on trading.

Allowance for doubtful accounts—

Loans receivable consist primarily of loans receivable in connection with banking activities (“loans at banks”), loans receivable in connection with financing activities such as asset-based loans at non-bank entities (“financing activities loans”), margin transaction loans related to broker dealers (“margin transaction loans”), and loans receivable from financial institutions in the inter-bank money market used for short-term financing (“inter-bank money market loans”).

Loans receivable are carried at their principal amounts outstanding less applicable allowance for doubtful accounts. Allowances for doubtful accounts on financing activities loans and loans at banks reflect management’s best estimate of probable losses. The evaluation includes an assessment of the ability of borrowers to pay by considering various factors such as changes in the nature of the loan, volume of the loan, deterioration of pledged collateral, delinquencies and the current financial situation of the borrower. Allowances for doubtful accounts on margin transactions loans and inter-bank money market loans are provided for based primarily on historical loss experience.

Office buildings, land, equipment and facilities—

Office buildings, land, equipment and facilities, including those held by private equity entities, which consist mainly of office buildings, land and software, are stated at cost, net of accumulated depreciation and amortization, except for land, which is stated at cost. Significant renewals and additions are capitalized at cost. Maintenance, repairs and minor renewals are charged currently to income.

Depreciation (including charge to income resulting from amortization of assets recorded under capital leases) is generally computed by the straight-line method and at rates based on estimated useful lives of each asset according to general class, type of construction and use. Amortization is generally computed by the straight-line method over the estimated useful lives. The estimated useful lives are generally as follows:

Office buildings	15 to 50 years
Equipment and installations	2 to 10 years
Software	5 years

Depreciation and amortization is included in Information processing and communications in the amount of ¥30,817 million and ¥39,265 million ($334 million), and in Occupancy and related depreciation in the amount of ¥11,995 million and ¥11,167 million ($95 million) for the years ended March 31, 2006 and 2007, respectively.

Long-lived assets—

SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” provides guidance on the financial accounting and reporting for the impairment or disposal of long-lived assets.

In accordance with SFAS 144, long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the estimated future undiscounted cash flow is less than the carrying amount of the assets, a loss would be recognized to the extent the carrying value exceeded its fair value.

Nomura recorded non-cash impairment charges of ¥250 million and ¥214 million ($2 million) substantially related to write-downs of office buildings, land, equipment, facilities, and other assets for the years ended March 31, 2006 and 2007, respectively. These losses are included in consolidated statements of income under Non-interest expenses—Other. The revised carrying values of these assets were based on the market or fair value of the assets.

Investments in equity securities and non-trading debt securities—

Nomura’s investments in equity securities consist of marketable and non-marketable equity securities that have been acquired for its operating purposes and other than operating purposes. For Nomura’s operating purposes, it holds such investments for the long-term in order to promote existing and potential business relationships. In doing so, Nomura is following customary business practices in Japan which, through cross-shareholdings, provide a way for companies to manage their shareholder relationships. Such investments consist mainly of equity securities of various financial institutions such as Japanese commercial banks, regional banks and insurance companies.

Investments in equity securities for Nomura’s operating purposes recorded as Investments in equity securities in the consolidated balance sheets are comprised of listed equity securities and unlisted equity securities in the amounts of ¥205,214 million and ¥14,272 million, respectively, at March 31, 2006 and ¥164,570 million ($1,400 million) and ¥30,668 million ($261 million), respectively, at March 31, 2007.

Investments in equity securities for other than operating purposes included investments in equity securities held by private equity entities, which are included in the consolidated balance sheets in Other assets—Other. Such investments are comprised of listed equity securities and unlisted equity securities in the amounts of ¥15,976 million and ¥10,799 million, respectively, at March 31, 2006 and ¥34,895 million ($297 million) and ¥9,763 million ($83 million), respectively, at March 31, 2007.

In accordance with U.S. GAAP for broker-dealers, investments in equity securities are recorded at fair value, with realized and unrealized gains and losses recognized currently in income. Realized and unrealized gains and losses on investments in equity securities for Nomura’s operating purposes are included in Gain /(loss) on investments in equity securities in the consolidated statements of income and those of investments in equity securities for other than operating purposes are included in Revenue—Other in the consolidated statements of income.

Non-trading debt securities are recorded at fair value, with unrealized gains and losses recognized currently in Revenue—Other in the consolidated statements of income.

Income taxes—

In accordance with SFAS No. 109, “Accounting for Income Taxes,” deferred tax assets and liabilities are recorded for the expected future tax consequences of tax loss carryforwards and temporary differences between the carrying amounts and the tax bases of the assets and liabilities based upon enacted tax laws and rates. Nomura recognizes deferred tax assets to the extent it believes that it is more likely than not that a benefit will be realized. A valuation allowance is provided for tax benefits available to Nomura that are not deemed more likely than not to be realized.

Stock-based compensation—

Effective April 1, 2006, Nomura adopted SFAS No. 123 (revised 2004), “Share-Based Payment, a revision of SFAS No. 123, Accounting for Stock-Based Compensation” (“SFAS 123-R”). Compensation cost is determined using option pricing models intended to estimate the fair value of the awards at the grant date, and it is recognized over the requisite service period, which generally is equal to the vesting period. As Nomura had previously adopted a policy of expensing stock-based compensation that was generally consistent with the provisions of SFAS 123-R, the impacts of adopting SFAS 123-R were not significant on Nomura’s consolidated financial statements.

Earnings per share—

In accordance with SFAS No. 128, “Earnings per Share,” the computation of basic earnings per share is based on the average number of shares outstanding during the year. Diluted earnings per share reflect the securities with potential dilutive effect.

Cash and cash equivalents—

Nomura defines cash and cash equivalents as cash on hand and demand deposits with banks.

Goodwill and intangible assets—

In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”) these assets are reviewed annually, or more frequently in certain circumstance, for impairment. Goodwill is the cost of acquired companies in excess of the fair value of identifiable net assets at acquisition date. Nomura periodically assesses the recoverability of goodwill by comparing the fair value of the reporting units to which goodwill relates to the carrying amount of the reporting units including goodwill. If such assessment indicates that the fair value is less than the related carrying amount, a goodwill impairment determination is made. Identifiable intangible assets with finite lives are amortized over their expected useful lives. Identifiable intangible assets with indefinite lives are not amortized. Instead, these assets are evaluated at least annually for impairment.

Accounting changes and new accounting pronouncements—

Limited partnerships

In June 2005, the FASB ratified the consensus reached by the Emerging Issues Task Force on Issue No. 04-5, “Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights” (“EITF 04-5”). EITF 04-5 presumes that a general partner controls a limited partnership, and should therefore consolidate the limited partnership, unless the limited partners have the substantive ability to remove the general partner without cause based on a simple majority vote or can otherwise dissolve the limited partnership, or unless the limited partners have substantive participating rights over decision making. The guidance is effective for existing partnership agreements for financial reporting periods beginning after December 15, 2005 and immediately for all new limited partnership agreements and any limited partnership agreements that are modified. The adoption did not have a material impact on Nomura’s consolidated financial statements.

Accounting for certain hybrid financial instruments

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments, an amendment of FASB Statements No. 133 and 140” (“SFAS 155”). This Statement permits an entity to elect to measure any hybrid financial instrument at fair value (with changes in fair value recognized in earnings) if the hybrid instrument contains an embedded derivative that would otherwise be required to be bifurcated and accounted for separately under SFAS No. 133. This election is permitted on an instrument-by-instrument basis for all hybrid financial instruments held, obtained, or issued as of the adoption date. This Statement will be effective as of the beginning of an entity’s first fiscal year that begins after September 15, 2006, with earlier adoption permitted.

On April 1, 2006, Nomura early adopted SFAS 155, primarily on a prospective basis. In accordance with this standard, certain hybrid financial instruments that contain embedded derivatives are accounted for at fair value, with the change recorded in Net gain on trading.

Accounting for servicing of financial assets

In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets, an amendment of FASB Statement No.140” (“SFAS 156”). This Statement requires that an entity separately recognizes a servicing asset or a servicing liability when it undertakes an obligation to service a financial asset under a servicing contract in certain situations. This Statement also requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable. It is allowed for an entity to choose one of two methods when subsequently measuring its servicing assets and servicing liabilities for each class: (1) the amortization method or (2) the fair value measurement method. Separate presentation of servicing assets and servicing liabilities subsequently measured at fair value are required in the statement of financial position. This Statement will be effective as of the beginning of an entity’s first fiscal year that begins after September 15, 2006, with the earlier adoption permitted under certain conditions. Nomura will adopt SFAS 156 on April 1, 2007. The impact of adopting SFAS 156 is not expected to be significant on Nomura’s consolidated financial statements.

Accounting for uncertainty in income taxes

In June 2006, the FASB issued FASB Interpretation No.48, “Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. In addition, FIN 48 requires that management determine whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Nomura will adopt the provisions of FIN 48 on April 1, 2007. The impact of the adopting of FIN 48 is not expected to be significant on Nomura’s consolidated financial statements.

Fair value measurements

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 clarifies that fair value is the amount that would be exchanged to sell an asset or transfer a liability, in an orderly transaction between market participants. In addition, SFAS 157 also:

•	requires that a fair value measurement technique include an adjustment for risks inherent in a particular valuation technique (such as a pricing model);

•	establishes a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability;

•

nullifies the guidance in EITF Issue No. 02-3, “Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities” (“EITF 02-3”), which requires deferral of profit at inception of a derivative transaction in the absence of observable data supporting the valuation technique;

•	eliminates large position (“block”) discounts for financial instruments quoted in active markets; and

•	requires entity to consider its own credit rating when valuing liabilities held at fair value.

SFAS 157 is effective for fiscal years beginning after November 15, 2007. Nomura will adopt the Statement on April 1, 2008 and we are currently assessing the impact of adopting SFAS 157 on Nomura`s consolidated financial statements.

Accounting for defined benefit pension and other postretirement plans

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132-R” (“SFAS 158”). SFAS 158 requires an entity to recognize in its statement of financial condition the funded status of its defined benefit postretirement plans, measured as the difference between the fair value of the plan assets and the benefit obligation. SFAS 158 is effective as of the end of the fiscal year ending after December 15, 2006. In accordance with SFAS 158, Nomura adopted this provision of SFAS 158 as of the end of the year ended March 31, 2007. Consequently, Nomura recorded a reduction of ¥15,793 million ($134 million) to Accumulated other comprehensive income (net of tax) at March 31, 2007 (See Note 12). SFAS 158 also requires an entity to measure plan assets and benefit obligations as of the date of its fiscal year-end statement of financial position. This provision of SFAS 158 is effective as of the end of the fiscal year ending after December 15, 2008. Nomura is currently assessing the impact of this provision of SFAS 158 on Nomura`s consolidated financial statements.

Fair value option for financial assets and financial liabilities

In February 2007, the FASB issued SFAS No. 159, “Fair Value Option for Financial Assets and Financial Liabilities including an amendment of FASB Statement No. 115” (“SFAS 159”). SFAS 159 allows an entity to choose, at specified election dates, to measure eligible financial assets and liabilities at fair value that are not otherwise required to be measured at fair value. If the entity elects the fair value option for an eligible item, changes in that item’s fair value in subsequent reporting periods must be recognized in current earnings. SFAS 159 permits the fair value option election on an instrument by instrument basis at initial recognition of an assets or liability or upon an event that gives rise to a new basis of accounting for that instrument. SFAS 159 also establishes presentation and disclosure requirements designed to provide a comparison between entities that elect different measurement attributes for similar assets and liabilities. SFAS 159 is effective for fiscal years beginning after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007 provided that the entity makes that choice in the first 120 days of that fiscal year, has not yet issued financial statements for any interim period of the fiscal year of adoption, and also elects to apply the provisions of SFAS 157. Nomura will adopt SFAS 159 on April 1, 2008 and we are currently assessing the impact of adopting SFAS 159 on Nomura`s consolidated financial statements.

Offsetting of Amounts Related to Certain Contracts

In April 2007, the FASB issued Statement of Position No. FIN 39-1, “Amendment of FASB Interpretation No. 39” (“ FSP FIN 39-1”). FSP FIN 39-1 addresses whether a reporting entity that is party to a master netting arrangement can offset fair value amounts recognized for the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) against fair value amounts recognized for derivative instruments that have been offset under the same master netting arrangement in accordance with FIN 39. FSP FIN 39-1 will apply to reporting periods beginning after November 15, 2007. Nomura is currently assessing the impact of adoption FSP FIN 39-1 on Nomura`s consolidated financial statements.

Accounting for Investment companies

In June 2007, the AICPA issued Statement of Position 07-1, “Clarification of the Scope of the Audit and Accounting Guide—Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies” (“SOP 07-1”). SOP 07-1 addresses whether the accounting principles of the Audit and Accounting Guide for Investment Companies should be applied to an entity by clarifying the definition of an investment company, and whether those accounting principles should be retained by a parent company in consolidation or by an investor in the application of the equity method of accounting, for those entities that are investment companies under this SOP. SOP 07-1 will apply to reporting periods beginning on or after December 15, 2007. Nomura is currently assessing the impact of adopting SOP 07-1 on Nomura`s consolidated financial statements.

3. Financial instruments:

Nomura enters into transactions in financial instruments including cash instruments and derivatives primarily for trading activities and, where needed, non-trading activities.

Trading activities—

Nomura’s trading activities consist primarily of securities brokerage, trading, and underwriting; derivatives dealing and brokerage; and securities financing transactions. Trading assets and trading liabilities consist of cash instruments (such as securities) and derivative instruments used for trading purposes or for hedging other trading assets or liabilities.

Trading assets and Trading liabilities

Trading assets, including ones that are disclosed parenthetically as Securities pledged as collateral, and Trading liabilities are classified as follows:

	Millions of yen				Translation into millions of U.S. dollars
	March 31
	2006		2007		2007
	Trading assets	Trading liabilities	Trading assets	Trading liabilities	Trading assets	Trading liabilities
Equities and convertible bonds	¥3,462,903	¥635,016	¥3,088,440	¥525,943	$26,271	$4,474
Government and government agency bonds	5,963,420	4,751,230	5,200,419	3,074,291	44,237	26,151
Bank and corporate debt securities	1,677,309	228,121	2,065,509	183,068	17,570	1,557
Commercial paper and certificates of deposit	30,995	—	382,801	—	3,256	—
Mortgage and mortgage-backed securities	1,264,993	67	1,109,058	—	9,434	—
Beneficiary certificates and other	202,939	—	154,962	4	1,318	0
Derivative contracts	729,606	913,193	829,637	1,017,097	7,057	8,652

	¥13,332,165	¥6,527,627	¥12,830,826	¥4,800,403	$109,143	$40,834

Nomura seeks to minimize the market and credit risks associated with its customer securities activities through various control policies and procedures, including continuous monitoring of market and customer exposures, hedging strategies, and requiring collateral or additional margin or reduced positions when necessary.

Concentrations of credit risk

Concentrations of credit risk may arise from trading, securities financing transactions and underwriting activities, and may be impacted by changes in political or economic factors. Nomura’s significant single concentrations of credit risk were with the Japanese Government and U.S. Government and its agencies. These concentrations generally arise from taking trading securities positions. Government and government agency bonds (which are mainly sovereign to Japan and the United States of America), including Securities pledged as collateral, represented 17.0% and 14.5% of total assets as of March 31, 2006 and 2007, respectively.

Derivatives utilized for trading purposes

In the normal course of business, Nomura enters into transactions involving derivative financial instruments to meet customer needs, for its trading activities, and to reduce its own exposure to loss due to adverse fluctuations in interest rates, currency exchange rates and market prices of securities, etc. These financial instruments include contractual agreements such as commitments to swap interest payment streams, exchange currencies or purchase or sell securities and other financial instruments on specific terms at specific future dates.

These instruments involve, to varying degrees, off-balance sheet market and credit risk under which default by the counterparty and future changes in interest rates, foreign currency exchange rates or the market values of the securities underlying the instruments may ultimately result in cash settlements in excess of the amounts recognized on the consolidated balance sheets.

Nomura enters into various derivative financial instrument transactions including futures, forwards, swap and option contracts involving securities, foreign currency, interest rate and other money market instruments as part of its normal trading activities and for market risk management of certain non-trading assets and liabilities. The Company’s U.S.-based indirect wholly-owned subsidiary, Nomura Derivative Products Inc. (“NDPI”), engages in the swap business. Counterparties to transactions executed with NDPI rely solely on the creditworthiness of NDPI and have no claims against the assets of any other Nomura group entities.

Nomura maintains active trading positions in a variety of derivative financial instruments. Most of Nomura’s trading activities are customer oriented. Nomura utilizes a variety of derivative financial instruments as a means of bridging customers’ specific financial needs and investors’ demands in the securities markets. Nomura also actively trades securities and various derivatives in order to assist its customers in adjusting their risk profiles as markets change. In performing these activities, Nomura carries an inventory of capital markets instruments and maintains its access to market liquidity by quoting bid and offer prices to and trading with other market makers. These activities are essential to provide customers with securities and other capital markets products at competitive prices.

Forward and futures contracts are commitments to either purchase or sell securities, foreign currency or money market instruments at a specific future date for a specified price and may be settled in cash or through delivery. Foreign exchange contracts include spot and forward contracts and involve the exchange of two currencies at a rate agreed to by the contracting parties. Risks arise from the possible inability of counterparties to meet the terms of their contracts and from movements in market prices. Futures contracts are conducted through regulated exchanges which clear and guarantee performance of counterparties. Accordingly, credit risk associated with futures contracts is considered minimal. In contrast, forward contracts are generally negotiated between two counterparties and, therefore, are subject to the performance of the related counterparties.

Options are contracts that grant the purchaser, for a premium payment, the right to either purchase or sell a financial instrument at a specified price within a specified period of time or on a specified date from or to the writer of the option. The writer of options receives premiums and bears the risk of unfavorable changes in the market price of the financial instruments underlying the options.

Swaps are contractual agreements in which two counterparties agree to exchange certain cash flows, at specified future dates, based on an agreed contract. Certain agreements may result in combined interest rate and foreign currency swap transactions. Entering into swap agreements may involve the risk of credit loss in the event of the counterparties’ default.

To the extent these derivative financial instruments are economically hedging offsetting financial instruments or securities positions of Nomura, the overall risk of loss may be fully or partly mitigated by the hedged position.

Nomura seeks to minimize its exposure to market risk arising from its use of these derivative financial instruments through various control policies and procedures, including position limits, monitoring procedures and hedging strategies whereby Nomura enters into offsetting or other positions in a variety of financial instruments. Credit risk associated with these financial instruments is controlled by Nomura through credit approvals, limits and monitoring procedures. To reduce default risk, Nomura requires collateral, principally government securities, for certain derivative transactions. From an economic standpoint, Nomura evaluates default risk exposure net of related collateral. Furthermore, Nomura generally enters into International Swaps and Derivatives Association, Inc. master agreements or their equivalents (“master netting agreements”) with each of its counterparties. Master netting agreements provide protection in bankruptcy in certain circumstances and mitigate the credit risk exposure from these transactions. In some cases, they enable unrealized gains and losses arising from Nomura’s dealings in over-the-counter derivatives to be presented on a net-by-counterparty basis in accordance with FIN 39.

EITF Issue No. 02-3, “Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities”(“EITF 02-3”), precludes mark-to-market accounting for energy-trading contracts that are not derivatives pursuant to SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” EITF 02-3 also communicates the FASB staff’s view that the transaction price for a derivative contract is the best information available with which to estimate fair value at the inception of a contract when the estimate is not based on other observable market data. Nomura defers recognition of certain gains and losses at the inception of a contract in accordance with EITF 02-3.

The table below discloses the fair value of derivative financial instruments for trading purposes held or issued by Nomura. These amounts are not reported net of collateral, which Nomura obtains to reduce credit risk exposure.

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2006	2007	2007
Trading Assets:
Foreign exchange forwards	¥58,417	¥51,274	$436
FRA(1) and other OTC(2) forwards	1,570	39,716	338
Swap agreements	352,652	373,139	3,174
Securities options—purchased	137,246	156,979	1,335
Options other than securities options—purchased	179,721	208,529	1,774
Total	¥729,606	¥829,637	$7,057

Trading Liabilities:
Foreign exchange forwards	¥39,311	¥28,698	$244
FRA and other OTC forwards	21,072	32,986	281
Swap agreements	446,061	533,388	4,537
Securities options—written	266,485	268,393	2,283
Options other than securities options—written	140,264	153,632	1,307

Total	¥913,193	¥1,017,097	$8,652

(1)	“FRA” is Forward Rate Agreements.
(2)	“OTC” is Over The Counter.

Net gain on trading

While trading activities are primarily generated by client order flow, Nomura also takes proprietary positions in interest rate, debt and equity instruments. Revenues from trading include realized and unrealized gains and losses arising from trading as principal. Revenues also include realized and unrealized gains and losses on debt and equity securities and derivatives utilized in arbitrage strategies for Nomura’s own account. Nomura manages its trading business by product groupings. The following table of net trading gains by business unit has been prepared in order to present Nomura’s net trading gains and losses in a format which reflects the manner in which Nomura manages its businesses.

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2006	2007	2007
Merchant Banking	¥5,246	¥(2,459)	$(21)
Equity trading-including units trading primarily in stocks, convertible bonds, stock subscription warrants, and related derivatives	148,073	137,595	1,171
Fixed income trading-including units trading primarily in government bonds, corporate debt securities, related derivatives, and foreign exchange in connection with Nomura’s securities business	150,904	154,872	1,317

	¥304,223	¥290,008	$2,467

Non-trading activities—

Nomura’s non-trading activities consist primarily of non-trading debt securities, investments in equity securities and derivatives for purposes other than trading.

Derivatives utilized for non-trading purposes

Nomura’s principal objective in utilizing derivatives for purposes other than trading is market risk management for certain non-trading assets and liabilities such as non-trading debt securities, loans receivable from customers and other assets as well as bonds and notes issued. The operations of Nomura are subject to the risk of interest rate and currency rate fluctuations to the extent that there is a difference between the amounts of Nomura’s interest-bearing and/or foreign currency assets and liabilities which mature or reprice in specified periods. To manage its exposures to market movements, Nomura uses derivative financial instruments.

Nomura issues Japanese yen and foreign currency denominated debt with both fixed and floating interest rates. Nomura generally enters into swap agreements to convert fixed or floating rate interest payments on its debt obligations to floating rate or fixed payments. The maturity structure of the swaps corresponds with the maturity of the debt obligations being hedged. Nomura also uses interest rate swaps to modify the interest rate characteristics of certain assets including loans receivable from customers. Credit risk associated with derivatives utilized for non-trading purposes is controlled and managed in the same way as credit risk associated with derivatives utilized for trading purposes.

Fair value of financial instruments—

The majority of Nomura’s assets and liabilities are carried at fair value or at amounts that approximate fair value. Assets which are carried at fair value include Trading assets, Private equity investments, Non-trading debt securities and Investments in equity securities. Liabilities which are carried at fair value include Trading liabilities. Assets which are carried at contractual amounts that approximate fair value include Cash and cash equivalents, Time deposits, Deposits with stock exchange and other segregated cash, Receivable from customers, Receivable from other than customers, Securities purchased under agreements to resell, and Securities borrowed. Liabilities which are carried at contractual amounts that approximate fair value include Short-term borrowings, Payables to customers, Payables to other than customers, Deposits received at banks, Securities sold under agreements to repurchase, Securities loaned and Other secured borrowings. These financial instruments mature principally within one year and bear interest at rates that approximate market.

Loans receivable

Loans receivable are carried at their principal amounts outstanding less applicable allowance for loan losses. The fair value of loans receivable is estimated based on loan characteristics. The fair value of fixed rate loans receivable was estimated by discounting estimated cash flows. The discount rates are based on the current market rates for the applicable maturity. Where quoted market prices are available, such market prices were utilized as estimated fair value. The carrying value of floating rate loans receivable approximates fair value. As a result of estimation, the fair value of loans receivable approximates carrying value.

Long-term borrowings

For long-term borrowings, certain hybrid financial instruments are carried at fair value under SFAS 155. Except for them, long-term borrowings are carried at historical amounts unless such borrowings are designated as the hedged item in a fair value hedge. The fair value of long-term borrowings is estimated using quoted market prices where available or by discounting future cash flows.

The following table presents financial instruments with carrying values that differ from their fair value.

	Billions of yen				Translation into billions of U.S. dollars
	March 31
	2006		2007		2007
	Carrying value	Fair value	Carrying value	Fair value	Carrying value	Fair value
Financial liabilities:
Long-term borrowings	¥3,599	¥3,602	¥5,003	¥5,006	$43	$43

4. Private equity business:

Terra Firma investments

Following a review to determine the optimum structure to run its private equity business in Europe, on March 27, 2002, Nomura restructured its Principal Finance Group and, as a result, contributed its investments in certain of its remaining investee companies (the “PFG entities”) to Terra Firma Capital Partners I (“TFCP I”), a limited partnership which is engaged in the private equity business, in exchange for a limited partnership interest. Terra Firma Investments (GP) Limited (“Terra Firma”), the general partner of TFCP I, which is independent of Nomura, assumed the management and control of these investments, together with one other PFG entity, Annington Holdings plc, which due to contractual restrictions was not transferred to the partnership. With effect from March 27, 2002, Nomura ceased consolidating the PFG entities and accounts for these investments managed by Terra Firma (collectively referred to as “Terra Firma investments”) at fair value in accordance with the accounting practices for broker-dealers and applicable to investment companies.

The estimated fair value of the Terra Firma investments was ¥323,182 million and ¥282,824 million ($2,406 million) at March 31, 2006 and 2007, respectively. Of this, the respective percentages at March 31, 2006 and 2007 were 75% and 82% for real estate sector, 6% and 5% for the services sector and the remaining balance of 19% and 13% is in consumer businesses, which includes retail and consumer finance.

As permitted by FIN 46-R, Nomura has not applied its provisions to non-registered investment companies that account for their investments in accordance with the AICPA Audit and Accounting Guide “Audits of Investment Companies” (“Audit Guide”). The FASB Staff Position No. FIN 46(R)-7, “Application of FASB Interpretation No. 46(R) to Investment Companies,” will provide these entities with a permanent scope exception from the application of FIN 46-R upon adoption of the Investment Company AICPA SOP 07-1 if the requirements of SOP 07-1 are met. As the effective date of SOP 07-1 for Nomura is no later than April 1, 2008, Nomura is evaluating which entities meet SOP 07-1’s requirements. The most significant of the entities currently excluded from FIN 46-R are the Terra Firma investments. Nomura’s maximum exposure to loss for these investments is ¥283 billion ($2.4 billion) as at March 31, 2007. Depending on the results of Nomura’s review, it is possible that either all or some of the Terra Firma investments could require re-consolidation, thus FIN 46-R could have a material impact on Nomura’s consolidated financial statements in the future. However, adopting FIN 46-R for such entities will not change Nomura’s economic exposure with respect to these investments.

Other private equity investments

In addition to the Terra Firma investments portfolio, Nomura is a 10% investor in a ¥305 billion ($2.6 billion) private equity fund (“TFCP II”) and a 2% investor in a ¥701 billion ($6.0 billion) private equity fund (“TFCP III”), also raised and managed by Terra Firma Capital Partners Limited. Nomura’s total commitment for TFCP II was originally ¥30,513 million ($260 million) and reduced to ¥19,293 million ($164 million) as a result of the adjustments for recyclable distributions and ¥6,684 million ($57 million) had been drawn down for investments as at March 31, 2007. For TFCPIII, Nomura’s total commitment is ¥15,733 million ($134 million) and ¥342million ($3 million) had been drawn down for investments as at March 31, 2007. We also have a ¥15,733 million ($134 million) commitment as a co-investor to TFCPIII. We account for our investments in TFCP II and TFCPIII at fair value.

Private equity business in Japan

Nomura also has a growing private equity business in Japan, which is operated through wholly owned subsidiaries, including Nomura Principal Finance Co., Ltd. (“NPF”). Since their inceptions, the subsidiaries have made 22 investments and exited from 11 of these investments (including partial sales). During the year ended March 31, 2006, there were no acquisitions accounted for as business combinations in private equity business under SFAS 141. During the year ended March 31, 2007, NPF acquired two businesses, accounted for as business combinations under SFAS 141, in separate transactions, including Tsubaki Nakashima Co., Ltd., a manufacturer and seller of high-precision ball bearings. The purchase price of these businesses, net of cash acquired was ¥92,273 million ($785 million). For further information on Tsubaki Nakashima Co., Ltd., see Note 8 Business combinations. During the year ended March 31, 2007, NPF also invested in two businesses accounted for by the equity method, including Skylark Co., Ltd., a major Japanese food restaurant chain.

The NPF investments are accounted for at fair value, by the equity method of accounting or as consolidated subsidiaries, depending on the attributes of each investment pending a determination of whether investment company accounting is appropriate for NPF. The AICPA issued SOP 07-1 on June 11, 2007. Nomura is currently making a determination under the guidance provided by SOP 07-1 as to whether NPF qualifies as an investment company. If NPF qualifies as an investment company, these investments will be carried at fair value.

Terra Firma investments valuation

As stated above, the Terra Firma investments are carried at fair value. Changes in the fair value of these investments are included in Gain on private equity investments.

Examples of the factors affecting the business valuations are set out in the table below:

Sector	Valuation Factors
Real Estate

Comparable market transactions, rental reviews for the period, strong demand for housing in both the homeowner and rental markets.

Disposals and independent third party valuation reports.

Property holding, refurbishment and head office costs.

Profit share payable to third parties.

Availability and cost of finance.

Retail and Consumer Finance	Number of rental agreements outstanding, average revenue per rental agreement, rental acquisition costs, rental maintenance costs.
Recent bids. Market share, changes in market size, underlying trends in consumer behavior, revenue per room, gross margin, operating costs and pension obligations.

Services	Recent bids and the asset base of the company in the absence of a working business model. Pension obligations.

Where possible these valuations are compared with price/earnings data for comparable quoted companies or recent market price data for comparable transactions. Any significant differences are analyzed and consideration given to whether this analysis indicates an adjustment to the valuation is required. These valuations are then stress tested to assess the impact of particular risk factors. Examples of such stress tests include:

•	Stressing exit assumptions, either by altering the timing or the exit multiple used.

•	Stressing growth assumptions, to assume lower growth. Where possible, the impact of a mild recession is considered.

•	Removing or curtailing any assumptions about increases in operating margins.

An assessment of the results of the fair value exercise and the stress tests allows the final estimated valuation to be established. The fair value of Terra Firma investments represents the sum of the fair values of the individual investments less any performance bonuses that may be payable, either to the management team of a particular business or to Terra Firma.

The use of different valuation models, methodologies or assumptions could produce materially different estimates of fair value, which could materially affect the results of operations or statement of financial condition.

Millennium Retailing Group (“MRG”)

MRG was a retail group consisting of Sogo Co., Ltd., The Seibu Department Stores, Ltd. and Millennium Retailing, Inc. (“MR”), which was the group’s holding company. NPF agreed to MRG’s plan to boost its capital and purchased newly issued MR common shares for ¥50,000 million, which consisted of ¥20,000 million in July 2004 and ¥30,000 million in January 2005. The result was that NPF acquired a 65.5% equity interest in MR.

MRG’s fiscal year end was February 28 and Nomura consolidated MRG as of this date, reporting its results of operations on a one month lag. Nomura designated February 28, 2005 as the effective date for consolidating MRG, and for the year ended March 31, 2005 recorded its share of MRG’s earnings on the equity basis.

Discontinued operations

NPF sold its entire stake in MR for ¥131,100 million in cash on January 31, 2006 and a gain on disposal of ¥74,852 million was recorded. Net revenue and income before income taxes for MRG, reported in discontinued operations for the year ended March 31, 2006 were ¥407,827 million and ¥24,561 million, respectively. (For the year ended March 31, 2005, MRG’s results were recorded on the equity method of accounting and were not significant.)

5. Collateralized transactions:

Nomura enters into collateralized transactions, including resale and repurchase agreements, securities borrowed and loaned transactions, and other secured borrowings mainly to meet customers’ needs, finance trading inventory positions and obtain securities for settlements. Under these transactions, Nomura either receives or provides collateral, including Japanese Government and agencies, mortgage backed, bank and corporate debt securities, non-Japanese government securities and equities. In many cases, Nomura is permitted to use the securities received to secure repurchase agreements, enter into securities lending transactions or deliver to counterparties to cover short positions.

The fair value of securities received as collateral, securities borrowed with collateral and securities borrowed without collateral where Nomura is permitted to sell or repledge the securities and the portion that has been sold or repledged are as follows:

	Billions of yen		Translation into billions of U.S. dollars
	March 31
	2006	2007	2007
The fair value of securities received as collateral, securities borrowed with collateral and securities borrowed without collateral where Nomura is permitted to sell or repledge the securities	¥21,751	¥24,672	$210
The portion of the above that has been sold (included in Trading liabilities on the consolidated balance sheets) or repledged	16,765	18,214	155

Nomura pledges firm-owned securities to collateralize repurchase agreements and other secured financings. Pledged securities that can be sold or repledged by the secured party, including Gensaki Repo transactions, are disclosed parenthetically as Securities pledged as collateral in Trading assets and private equity investments and Investments in and advances to affiliated companies on the consolidated balance sheets at March 31, 2006 and 2007, respectively. Assets owned, which have been pledged as collateral, primarily to stock exchanges and clearing organizations, without allowing the secured party the right to sell or repledge them, are summarized in the table below:

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2006	2007	2007
Trading assets:
Equities and convertible bonds	¥51,961	¥124,820	$1,062
Government and government agency bonds	419,391	295,288	2,512
Bank and corporate debt securities	578,000	865,835	7,365
Mortgage and mortgage-backed securities	918,465	632,961	5,384
Beneficiary certificates and others	75,768	48,638	414

	¥2,043,585	¥1,967,542	16,737

Non-trading debt securities	¥55,090	¥86,032	¥732
Investments in and advance to affiliated companies	¥128,811	¥114,353	¥973
Other	¥5	¥—	¥—

Assets subject to lien, except for those disclosed above, are as follows:

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2006	2007	2007
Loans and receivables	¥39,670	¥50,473	$429
Trading assets	2,759,986	1,423,113	12,106
Office buildings, land, equipment and facilities	3,063	13,504	115
Non-trading debt securities	34,204	77,257	657
Other	2,158	7,084	60

	¥2,839,081	¥1,571,431	$13,367

Assets in the above table were primarily pledged for secured borrowings, including other secured borrowings and trading balances of secured borrowings, and derivative transactions. See Note 10 for further information regarding trading balances of secured borrowings.

6. Securitization and Variable Interest Entities (VIEs):

Securitization activities—

Nomura utilizes special purpose entities, or SPEs to securitize commercial and residential mortgage loans, government and corporate bonds and other types of financial assets. Nomura’s involvement with SPEs includes structuring SPEs and acting as an administrator of SPEs and underwriting, distributing and selling debt instruments and beneficial interests issued by SPEs to investors. Nomura derecognizes financial assets transferred in securitizations provided that Nomura has relinquished control over such assets. Nomura may obtain an interest in the financial assets, including residual interests in the SPEs subject to prevailing market conditions. Any such interests are accounted for at fair value and included in Trading assets within Nomura’s consolidated balance sheets, with the change in fair value included in revenues.

During the years ended March 31, 2006 and 2007, Nomura securitized ¥1,148 billion and ¥1,447 billion ($12.3 billion) of financial assets, respectively. In addition, Nomura received ¥15 billion and ¥9 billion ($0.1 billion) from securitization trusts and paid ¥10 billion and ¥53 billion ($0.4 billion) to securitization trusts, respectively. Nomura held ¥40 billion and ¥37 billion ($0.3 billion) of retained interests in transferred assets at March 31, 2006 and 2007, respectively.

Variable Interest Entities (VIEs)—

In the normal course of business, Nomura acts as a transferor of financial assets to VIEs, administrator of VIEs, and underwriter, distributor, and seller of asset-repackaged financial instruments issued by VIEs in connection with its securitization and equity derivative activities. Nomura purchases and sells variable interests in VIEs in connection with its market-making, investing and structuring activities. Nomura consolidates VIEs for which Nomura is the primary beneficiary, that were created to market structured bonds to investors by repackaging corporate convertible bonds. Nomura also consolidates investment funds, which are managed in line with stipulated investment criteria, in which it is the primary beneficiary.

The following table shows the classification of the consolidated VIE’s assets that collateralize the VIE’s obligations. Investors do not have any recourse to Nomura beyond the assets held in the VIEs.

	Billions of yen		Translation into billions of U.S. dollars
	March 31
	2006	2007	2007
Consolidated VIE’s assets that collateralize the VIE’s obligations
Trading assets	¥114	¥288	$3
Other	2	7	0

Total	¥116	¥295	$3

Nomura also holds significant variable interests in VIEs where Nomura is not the primary beneficiary. Nomura’s variable interests in such VIEs include senior and subordinated debt, residual interests, and equity interests associated with commercial and residential mortgage-backed and other asset-backed securitizations and structured financings; equity interests in VIEs which were formed to acquire primarily high yield leveraged loans and other below investment grade debt obligations; guarantees and residual interests regarding leveraged and operating leases for aircraft using VIEs; and loans and investments in VIEs that acquire operating businesses.

The following table sets forth the aggregate total assets of VIEs for which Nomura holds significant variable interests and the maximum exposure to loss associated with these significant variable interests at March 31, 2006 and 2007. Maximum exposure to loss does not reflect Nomura’s estimate of the actual losses that could result from adverse changes, nor does it reflect the economic hedges Nomura enters into to reduce its exposure.

	Billions of yen		Translation into billions of U.S. dollars
	March 31
	2006	2007	2007
VIE assets	¥546	¥2,028	$17
Maximum exposure to loss	119	238	2

As permitted by FIN 46-R, Nomura has not applied its provisions to non-registered investment companies that account for their investments in accordance with the Audit Guide. FASB Staff Position No. FIN 46(R)-7, “Application of FASB Interpretation No. 46(R) to Investment Companies,” will provide these entities with a permanent scope exception from the application of FIN 46-R upon adoption of the Investment Company SOP 07-1 if the requirements of SOP 07-1 are met. As the effective date of SOP 07-1 for Nomura is no later than April 1, 2008, Nomura is evaluating which entities meet SOP 07-1’s requirements. The most significant of these entities are the Terra Firma investments. Nomura’s maximum exposure to loss for these investments is ¥283 billion ($2.4 billion) as at March 31, 2007. Depending on the results of Nomura’s review, it is possible that either all or some of the Terra Firma investments could require re-consolidation, thus FIN 46-R could have a material impact on Nomura’s consolidated financial statements in the future. However, adopting FIN 46-R for such entities will not materially change Nomura’s economic exposure with respect to these investments.

7. Receivables and payables:

Loans receivable consist primarily of loans receivable in connection with banking activities (“loans at banks”), loans receivable in connection with financing activities such as asset-based loans at non-bank entities (“financing activities loans”), margin transaction loans related to broker dealers (“margin transaction loans”), and loans receivable from financial institutions in the inter-bank money market used for short-term financing (“inter-bank money market loans”). Loans at banks amount to ¥194,391 million and ¥276,423 million ($2,351 million) at March 31, 2006 and 2007, respectively. Financing activities loans amount to ¥87,528 million and ¥241,534 million ($2,055 million) at March 31, 2006 and 2007, respectively. Margin transaction loans amounting to ¥343,843 million and ¥328,099 million ($2,791 million) at March 31, 2006 and 2007, respectively, are collateralized by customers’ securities and are also collateralized by customers’ deposits of securities. Inter-bank money market loans amount to ¥53,545 million and ¥85,209 million ($725 million) at March 31, 2006 and 2007, respectively.

Receivables from and payables to customers include amounts due to customers securities transactions. Receivables from and payables to other than customers include receivables and payables related to brokers and dealing activities. Net receivables/payables arising from unsettled trades were included in Payables to other than customers amounting to ¥171,203 million and ¥234,826 million ($1,998 million) at March 31, 2006, and March 31, 2007.

Nomura establishes an Allowance for doubtful accounts for amounts estimated to be uncollectible. Changes in the Allowance for doubtful accounts are shown below:

	Millions of yen		Translation into millions of U.S. dollars
	Year ended March 31
	2006	2007	2007
Balance at beginning of year	¥2,801	¥2,878	$24
Provision (credit) for doubtful accounts	(50)	220	2
Charge-offs	(250)	(1,407)	(12)
Other	377	336	3

Balance at end of year	¥2,878	¥2,027	$17

8. Business combinations:

Instinet Incorporated (“Instinet”)

On February 1, 2007, Nomura purchased a 100% stake in a global agency-broker, Instinet, a major provider of electronic trading services for institutional investors, from majority owner Silver Lake Partners and Instinet’s current management team to provide hedge funds, pension funds, and other institutional investors with even higher value-added trading technologies and order execution services by utilizing it’s more advanced execution technologies. The acquisition price was ¥148,405 million ($1,262 million), which was paid in cash in February 2007.

The results of operations and cash flows associated with Instinet for two months from February 1 to March 31, 2007 are included in Nomura’s consolidated financial statements.

The condensed balance sheet of Instinet at February 1, 2007, is as follows:

	Millions of yen	Translation into millions of U.S. dollars
Assets:
Cash and cash deposits	¥64,104	$545
Loans and receivables	40,409	344
Collateralized agreements	24,598	209
Office buildings, land, equipment and facilities	4,211	36
Intangible assets(1)	49,609	422
Others	3,708	31
Goodwill(2)	69,090	588

Total assets	¥255,729	$2,175

Liabilities:
Short-term borrowings	¥4,130	$35
Collateralized financing	21,385	182
Others	81,809	696

Total liabilities	107,324	913

Net assets	148,405	1,262
Acquisition cost	¥148,405	$1,262

(1)	The breakdown of intangible assets is as followings.

Intangible assets subject to amortization, including customer relationships and technology related:

¥40,719 million ($346 million), having a weighted-average amortization period of 15 years and a residual value of zero.

Intangible assets not subject to amortization:

¥8,890 million ($76 million)

(2)	Goodwill was recognized on balance sheet of Instinet by the application of Push-down accounting as of February 1, 2007, and is not deductible for tax purposes.

Goodwill related to Instinet is included in Global Markets by operating segment.

Tsubaki Nakashima Co., Ltd. (“Tsubaki Nakashima”)

In March 2007, Nomura purchased a 97% stake in Tsubaki Nakashima, a manufacturer and seller of high-precision ball bearings. The acquisition price was ¥101,572 million ($864 million).

Nomura consolidates Tsubaki Nakashima as of March 31, 2007, reporting its result of operation with three months lag.

The condensed balance sheet of Tsubaki Nakashima at December 31, 2006, is as follows:

	Millions of yen	Translation into millions of U.S. dollars
Assets:
Cash and cash deposits	¥12,586	$107
Loans and receivables	10,813	92
Office buildings, land, equipment and facilities	23,697	202
Intangible assets(1)	36,376	309
Others	37,629	320

Total assets	¥121,101	$1,030

Liabilities:
Others	¥28,767	$244

Total liabilities	28,767	244

Net assets	92,334	786
Minority interests	(2,575)	(22)

Nomura’s portion of net assets	89,759	764
Acquisition cost	101,572	864

Goodwill(2)	¥11,813	$100

(1)	The breakdown of intangible assets is as followings.

Intangible assets subject to amortization, including technology related:

¥36,371 million ($309 million), having a weighted-average amortization period of 20 years and a residual value of zero.

Intangible assets not subject to amortization:

¥5 million ($0 million)

(2)	Goodwill is not deductible for tax purposes.

The following summarized unaudited pro forma financial information assumes the acquisition of shares in Instinet and Tsubaki Nakashima during the year ended March 31, 2006 and 2007 had occurred on April 1, 2005.

	Millions of yen, except per share amounts		Translation into millions of U.S. dollars, except per share amounts
	Year ended March 31
	2006	2007	2007
Total revenue	¥1,895,354	¥2,143,927	$18,237
Income from continuing operations	¥262,256	¥182,003	$1,548
Basic EPS	137.04	95.49	0.81
Diluted EPS	136.83	95.23	0.81
Net income	¥309,957	¥182,003	$1,548
Basic EPS	161.96	95.49	0.81
Diluted EPS	161.72	95.23	0.81

9. Other assets-Other/ Other liabilities:

The following table sets forth Other assets-Other and Other liabilities in the consolidated balance sheets by type.

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2006	2007	2007
Other assets-Other:
Securities received as collateral	¥54,351	¥309,571	$2,633
Goodwill and other intangible assets	13,586	177,481	1,510
Deferred tax assets	145,024	156,255	1,329
Investments in equity securities for other than operating purposes	26,775	44,658	380
Other	146,779	181,541	1,544

Total	386,515	869,506	7,396

Other liabilities:
Obligation to return securities received as collateral	¥54,351	¥309,571	$2,633
Accrued income taxes	188,770	27,923	238
Other accrued expenses	290,673	344,274	2,928
Other	87,884	126,714	1,078
Minority interests	20,302	37,040	315

Total	641,980	845,522	7,192

Changes in goodwill, which are included in the consolidated balance sheets in Other assets-Other, are as follows. Goodwill impairment charges are not deductible for tax purposes.

	Millions of yen			Translation into millions of U.S. dollars
	Year ended March 31
	2006	2007		2007
Balance at beginning of year	¥7,067	¥11,412		$97
Increase by acquisitions	5,607	79,416	(1)	675
Impairment	(2,045)	—		—
Others	783	451		4

Balance at end of year	¥11,412	¥91,279		$776

(1)	¥67,603 million ($575 million) is related to Instinet. ¥11,813 million ($100 million) is related to Tsubaki Nakashima.

The gross carrying amounts of other intangible assets were ¥3,181 million and ¥87,247 million ($742 million) at March 31, 2006 and 2007, respectively. Accumulated amortization of other intangible assets amounted to ¥1,007 million and ¥1,045 million ($9 million) at March 31, 2006 and 2007, respectively.

10. Borrowings:

Borrowings of Nomura at March 31, 2006 and 2007 are shown below:

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2006	2007	2007
Short-term borrowings(1)(2):
Commercial paper	¥370,598	¥526,164	$4,476
Bank loans	292,859	401,853	3,418
Other(3)	28,302	165,512	1,408

Total	¥691,759	¥1,093,529	$9,302

Long-term borrowings(4):
Long-term loans from banks and other financial institutions(5)	¥746,001	¥1,144,932	$9,739
Bonds and notes issued(6):
Fixed-rate obligations:
Japanese yen denominated	402,659	503,576	4,284
Non-Japanese yen denominated	815	14,570	124
Variable-rate obligations:
Japanese yen denominated	33,718	34,200	290
Non-Japanese yen denominated	180,074	465,509	3,960
Index / Equity linked obligations:
Japanese yen denominated	1,639,876	1,924,191	16,368
Non-Japanese yen denominated	286,846	439,456	3,738

	2,543,988	3,381,502	28,764
Trading balances of secured borrowings	308,610	476,456	4,053

Total	¥3,598,599	¥5,002,890	$42,556

(1)	Include secured borrowings of ¥2,751 million at March 31, 2006 and ¥2,703 million ($23 million) at March 31, 2007.
(2)	Include hybrid financial instruments accounted for at fair value of ¥4,403 million ($37 million) under SFAS 155 at March 31, 2007.
(3)	Include trading balances of secured borrowings of ¥NIL million at March 31, 2006 and ¥17,666 million ($150 million) at March 31, 2007, respectively.
(4)	Include hybrid financial instruments accounted for at fair value of ¥20,545 million ($175 million) under SFAS 155 at March 31, 2007.
(5)	Include secured borrowings of ¥6,761 million at March 31, 2006 and ¥17,524 million ($149 million) at March 31, 2007.
(6)	Include secured borrowings of ¥NIL million at March 31, 2006 and ¥60,887 million ($518 million) at March 31, 2007, respectively.

Trading balances of secured borrowings

These balances of secured borrowings consist of the liabilities related to transfers of financial assets that are accounted for as financings rather than sales and consolidated variable interest entities. These borrowings were not borrowed for the purpose of Nomura’s funding but for trading purposes for Nomura to gain profits from distribution of the bonds and notes by the special purpose entities to investors. Such bonds and notes are secured by or referenced to certain assets pledged from Nomura to the special purpose entities, and the interest rates and/or redemption values or maturity have been linked to the performance of these referenced assets.

Long-term borrowings consisted of the following:

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2006	2007	2007
Debt issued by the Company	¥670,835	¥1,084,873	$9,228
Debt issued by subsidiaries—guaranteed by the Company	2,173,496	2,710,533	23,057
Debt issued by subsidiaries—not guaranteed by the Company(1)	754,268	1,207,484	10,271

Total	¥3,598,599	¥5,002,890	$42,556

(1)	Includes trading balances of secured borrowings.

At March 31, 2006, fixed-rate obligations of long-term borrowings are due between 2006 and 2018 at interest rates ranging from 0.15% to 3.60%. Variable-rate obligations, which are generally based on LIBOR, are due between 2006 and 2023 at interest rates ranging from 0.17% to 5.58%. Index/Equity linked obligations are due between 2006 to 2036 at interest rates ranging from 0.00% to 30.00%.

At March 31, 2007, fixed-rate obligations of long-term borrowings are due between 2007 and 2018 at interest rates ranging from 0.71% to 5.60%. Variable-rate obligations, which are generally based on LIBOR, are due between 2007 and 2023 at interest rates ranging from 0.51% to 5.56%. Index / Equity linked obligations are due between 2007 and 2037 at interest rates ranging from 0.00% to 44.00%.

Certain borrowing agreements of subsidiaries contain provisions whereby the borrowings are redeemable at the option of the borrower at specified dates prior to maturity and include various equity-linked or other indexed instruments.

Nomura enters into swap agreements to manage its exposure to interest rate and currency risks. Principally, bonds and notes issued are effectively converted to LIBOR-based floating rate obligations through such swap agreements. The carrying value of the long-term borrowings includes adjustments to reflect fair value hedges.

The effective weighted-average interest rates of borrowings, some of which include the effect of hedges, were as follows:

	March 31
	2006	2007
Short-term borrowings	1.32%	2.19%
Long-term borrowings	0.87%	1.48%
Fixed-rate obligations	0.54%	1.21%
Variable-rate obligations	1.58%	2.48%
Index / Equity linked obligations	0.74%	1.10%

Maturities tables of long-term borrowings

The aggregate annual maturities of long-term borrowings, including adjustments related to fair value hedges, as of March 31, 2006 consist of the following(1):

Year ending March 31	Millions of yen
2007	¥219,590
2008	278,934
2009	562,764
2010	351,661
2011	236,430
2012 and thereafter	1,949,220

¥3,598,599

The aggregate annual maturities of long-term borrowings, including adjustments related to fair value hedges, as of March 31, 2007 consist of the following(1):

Year ending March 31	Millions of yen	Translation into millions of U.S. dollars
2008	¥328,276	$2,792
2009	573,680	4,880
2010	625,488	5,321
2011	216,012	1,838
2012	663,899	5,647
2013 and thereafter	2,595,535	22,078

	¥5,002,890	$42,556

(1)	The maturities tables above are presented on a contractual maturity basis.

Borrowing facilities

At March 31, 2006 and 2007, Nomura had unused committed lines of credit amounting to ¥603,856 million and ¥398,685 million ($3,391million), respectively.

11. Earnings per share:

The reconciliation of the amounts and the numbers used in the basic and diluted earnings per share (“EPS”) computations is as follows:

	Yen amounts in millions except per share data presented in yen		Translation into millions of U.S. dollars except per share data presented in U.S. dollars
	Year ended March 31
	2006	2007	2007
Basic—
Income from continuing operations applicable to common stock	¥256,628	¥175,828	$1,496
Gain on discontinued operations applicable to common stock	47,700	—	—

Net income applicable to common stock	¥304,328	¥175,828	$1,496

Weighted average number of shares outstanding	1,913,758,941	1,906,011,723

Basic EPS:
Income from continuing operations	¥134.10	¥92.25	$0.78
Gain on discontinued operations	24.92	—	—

Net income	¥159.02	¥92.25	$0.78

Diluted—
Income from continuing operations applicable to common stock on which diluted net income per share is calculated	¥256,622	¥175,819	$1,496
Gain on discontinued operations applicable to common stock	47,700	—	—

Net income applicable to common stock	¥304,322	¥175,819	$1,496

Weighted average number of shares outstanding used in diluted EPS computations	1,916,672,760	1,911,093,936

Diluted EPS:
Income from continuing operations	¥133.89	¥92.00	$0.78
Gain on discontinued operations	24.89	—	—

Net income	¥158.78	¥92.00	$0.78

The factor of dilution to income from continuing operations applicable to common stock arises from options to purchase common shares issued by affiliates for the year ended March 31, 2006 and 2007, which would decrease in the Company’s equity in earnings of the affiliates. The factor of dilution to weighted average number of shares outstanding came from only options to purchase common shares including nonvested stock units for the years ended March 31, 2006 and 2007, respectively.

There were options to purchase 1,885,000 and 1,816,000 common shares at March 31, 2006 and 2007, respectively, which were not included in the computation of diluted EPS because of an antidilutive effect.

12. Employee benefit plans:

Nomura provides various severance benefits and pension plans which cover certain employees world-wide. In addition, Nomura provides health care benefits to certain active and retired employees through its Nomura Securities Health Insurance Society (“NSHIS”).

In September 2006, FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132-R” (“SFAS 158”). SFAS 158 requires an entity to recognize in its statement of financial condition the funded status of its defined benefit postretirement plans, measured as the difference between the fair value of the plan assets and the benefit obligation. SFAS 158 is effective as of the end of the fiscal year ending after December 15, 2006. In accordance with SFAS 158, Nomura adopted this provision of SFAS 158 as of the end of the year ended March 31, 2007. Incremental effect of applying SFAS 158 on individual line items in the consolidated balance sheets as of March 31, 2007, is as follows:

	Millions of yen
	Before application of SFAS 158	Adjustments	After application of SFAS 158
Investments in and advances to affiliated companies	¥442,554	¥(1,018)	¥441,536
Other assets—other	859,784	9,722	869,506
Total Assets	35,864,670	8,704	35,873,374
Other liabilities	821,025	24,497	845,522
Total liabilities	33,662,958	24,497	33,687,455
Accumulated other comprehensive (loss) income	22,406	(15,793)	6,613
Total shareholders’ equity	2,201,712	(15,793)	2,185,919
Total liabilities and shareholders’ equity	35,864,670	8,704	35,873,374

Defined benefit pension plans—

The Company and certain subsidiaries other than private equity investees in Japan (the “Japanese entities”) have contributory, funded benefit pension plans for their employees who meet eligibility requirements. The benefits are paid as annuity payments subsequent to retirement or as lump-sum payments at the time of retirement based on the combination of years of service, age at the retirement and employee’s choice. The benefits under the plans are calculated based upon position, years of service and reason of retirement. In addition to the plans described above, certain Japanese entities also have unfunded lump-sum payment plan. Under the plan, employees with at least two years of service are in general entitled to lump-sum payments at the termination of employment. The benefits under the plans are calculated based upon position, years of service and reason of retirement. Nomura’s funding policy is to contribute annually the amount necessary to satisfy local funding standards.

Effective October 1, 2005, the Japanese entities revised their personnel systems including employment categories and positions. In accordance with the revision, certain Japanese entities revised the regulation of severance benefits and pension plans. The impact of the revision was calculated as prior service cost of ¥1,379 million and such amount was appropriately reflected on the consolidated financial statements for the year ended March 31, 2006.

Certain private equity investees operate defined benefit and defined contribution plans primarily in Japan covering certain employees (“private equity entities’ plans”). These plans are not significant.

Substantially all overseas subsidiaries have various local defined benefit plans or defined contribution pension plans covering certain employees. These plans are not significant.

Net Periodic Benefit Cost

The net periodic benefit cost of the defined benefit plans include the following components. Nomura’s measurement date is December 31 for its defined benefit plans for Japanese entities.

Japanese entities’ plans—

	Millions of yen		Translation into millions of U.S. dollars
	Year ended March 31
	2006	2007	2007
Service cost	¥7,940	¥8,857	$75
Interest cost	4,342	4,729	40
Expected return on plan assets	(3,147)	(3,909)	(33)
Amortization of net actuarial losses	3,184	1,401	12
Amortization of prior service cost	163	84	1

Net periodic benefit cost	¥12,482	¥11,162	$95

Nomura also recognized net periodic benefit cost of plans other than Japanese entities’ plans, which are not significant.

The prior service cost is amortized on a straight-line basis over the average remaining service period of active participants. Gains and losses in excess of 10% of the greater of the benefit obligation or the fair value of plan assets are amortized over the average remaining service period of active participants.

Benefit Obligations and Funded Status

The following table presents a reconciliation of the changes in benefit obligation and fair value of plan assets and a summary of the funded status:

Japanese entities’ plans—

	Millions of yen		Translation into millions of U.S. dollars
	Year ended March 31
	2006	2007	2007
Change in projected benefit obligation:
Benefit obligation at beginning of year	¥207,048	¥225,509	$1,918
Service cost	7,940	8,857	75
Interest cost	4,342	4,729	40
Actuarial loss	12,028	2,997	26
Benefits paid	(7,154)	(7,029)	(59)
Prior service cost	1,379	—	—
Other	(74)	(75)	(1)

Benefit obligation at end of year	225,509	234,988	1,999

Change in plan assets:
Fair value of plan assets at beginning of year	121,217	150,561	1,281
Actual return on plan assets	29,176	5,187	44
Employer contributions	5,535	8,443	72
Benefits paid	(5,367)	(5,568)	(48)

Fair value of plan assets at end of year	150,561	158,623	1,349

Funded status at end of year	(74,948)	(76,365)	(650)
Unrecognized net actuarial loss	44,762	—	—
Unrecognized prior service cost	1,337	—	—

Amounts recognized in the consolidated balance sheets(1)	(28,849)	(76,365)	(650)

Intangible asset	(1,337)	—	—
Minimum pension liability adjustment	(20,228)	—	—

Amounts recognized in the consolidated balance sheets	¥(50,414)	¥(76,365)	$(650)

(1)	Effective March 31, 2007, under SFAS 158, unrecognized net actuarial loss and unrecognized prior service cost are recognized as an assets or liability in the consolidated balance sheets.

Nomura recognized a liability for pension benefits for its private equity entities’ plans amounting to ¥7,215 million and ¥6,763 million ($58 million) at March 31, 2006 and at March 31, 2007, respectively. Nomura also recognized a liability for pension benefits for other plans amounting to ¥7,412 million and ¥7,280 million ($62 million) at March 31, 2006 and at March 31, 2007, respectively.

The accumulated benefit obligation for Japanese entities’ plans was ¥200,736 million and ¥210,238 million ($1,788 million) as of March 31, 2006 and 2007, respectively.

The projected benefit obligation (“PBO”), accumulated benefit obligation (“ABO”), and fair value of plan assets for pension plans with ABO and PBO in excess of plan assets as of March 31, 2006 and 2007 are set forth in the tables below.

Japanese entities’ plans—

	Millions of yen		Translation into millions of U.S. dollars
	As of or for the year ended March 31
	2006	2007	2007
Plans with ABO in excess of plan assets:
PBO	¥225,509	¥234,988	$1,999
ABO	200,736	210,238	1,788
Fair value of plan assets	150,561	158,623	1,349
Plans with PBO in excess of plan assets:
PBO	225,509	234,988	1,999
ABO	200,736	210,238	1,788
Fair value of plan assets	150,561	158,623	1,349

Amounts in accumulated other comprehensive income, pre-tax, that have not yet been recognized as components of net periodic benefit cost consist of:

Japanese entities’ plans—

	Millions of yen	Translation into millions of U.S. dollars
	For the year ended March 31
	2007	2007
Net actuarial loss	¥45,081	$383
Net prior service cost	1,253	11

Total	¥46,334	$394

Amounts in accumulated other comprehensive income, pre-tax, expected to be recognized as components of net periodic benefit cost over the next fiscal year are as follows:

Japanese entities’ plans—

	Millions of yen	Translation into millions of U.S. dollars
	For the year ending March 31
	2008	2008
Net actuarial loss	¥1,452	$12
Net prior service cost	84	1

Total	¥1,536	$13

Assumptions

The following table presents the weighted-average assumptions used to determine benefit obligations at year end:

Japanese entities’ plans—

	March 31
	2006	2007
Discount rate	2.1%	2.1%
Rate of increase in compensation levels	3.6%	3.7%

The following table presents the weighted-average assumptions used to determine Japanese entities’ plans net periodic benefit costs for the year:

	Year ended March 31
	2006	2007
Discount rate	2.1%	2.1%
Rate of increase in compensation levels	4.0%	3.6%
Expected long-term rate of return on plan assets	2.6%	2.6%

Generally, Nomura determines the discount rates for its defined benefit plans by referencing indices for long-term, high-quality bonds and ensuring that the discount rate does not exceed the yield reported for those indices after adjustment for the duration of the plans’ liabilities.

Nomura uses the expected long-term rate of return on plan assets to compute the expected return on assets. Nomura’s approach in determining the long-term rate of return on plan assets is primarily based on historical financial market relationships that have existed over time with the presumption that this trend will generally remain constant in the future.

Plan Assets

The following table presents the composition of plan assets by asset category:

Japanese entities’ plans—

	March 31
	2006	2007
Equity securities	60.0%	57.4%
Debt securities	35.8%	36.3%
Other	4.2%	6.3%

Total	100.0%	100.0%

Nomura’s investment policies are to protect plan assets while generating sufficiently stable real returns to help cover current and future benefit payment needs. Risk is controlled through diversification of asset types in domestic and overseas equity securities, debt securities and other. For Japanese entities’ plans, the target of strategic allocation is principally 53.0% equity securities, 38.4% debt securities and 8.6% other. The asset mix and when and how to rebalance the portfolio are reviewed periodically.

Cash Flows

Nomura expects to contribute approximately ¥8,623 million ($73 million) to Japanese entities’ plans in the year ending March 31, 2008 based upon Nomura’s funding policy to contribute annually the amount necessary to satisfy local funding standards.

Expected benefit payments for the next five fiscal years and in aggregate for the five fiscal years thereafter are as follows:

Japanese entities’ plans—

Year ending March 31	Millions of yen	Translation into millions of U.S. dollars
2008	¥7,701	$66
2009	7,402	63
2010	8,254	70
2011	8,971	76
2012	9,273	79
2013-2017	50,820	432

Defined contribution pension plans—

In addition to the defined benefit pension plans, the Company, Nomura Securities Co., Ltd., and other Japanese and non-Japanese entities have defined contribution pension plans.

Nomura contributed ¥788 million and ¥858 million ($7 million) to the defined contribution pension plans for Japanese entities’ plans for the years ended March 31, 2006, and 2007, respectively.

The contributions to the overseas defined contribution pension plans were ¥3,020 million and ¥3,946 million ($34 million) for the years ended March 31, 2006 and 2007, respectively.

Health care benefits—

The Company and certain subsidiaries provide certain health care benefits to both active and retired employees through NSHIS and these benefits are currently funded and provided through NSHIS. The Company and certain subsidiaries also sponsor certain health care benefits to retired employees (“Special Plan”) and these retirees are permitted to continue participation in the Special Plan on a pay-all basis, i.e., by requiring a retiree contribution based on the estimated per capital cost of coverage. The Special Plan is a multi-employer post-retirement plan because it is jointly administered by NSHIS and the national government, and the funded status of it is not computed separately. Therefore, although the Company and certain subsidiaries contribute some portion of cost of retiree health care benefits not covered through retiree contributions, the Company and certain subsidiaries do not provide any provision for the future cost. The net postretirement benefit costs, which are equivalent to the required contribution, amounted to ¥4,905 million and ¥5,356 million ($46 million) for the years ended March 31, 2006 and 2007, respectively.

13. Stock-based compensation plans:

The Company has stock-based compensation plans to maintain high levels of performance, to recruit talented staff and to link a portion of compensation to the Company’s stock price, namely of “A-plan” and “B-plan”. The A-plan generally consists of stock option plans, and the B-plan consists of stock units plans.

Stock option plans (A-plan)—

The Company has issued stock acquisition rights of common stock pursuant to several stock option plans for employees (directors, executive officers and certain employees). These stock options vest and are exercisable two years after the grant date, and expire approximately seven years after the grant date, subject to accelerated expiration on termination of employment. The exercise price generally is not less than the fair value of the Company’s common stock on the grant date.

The fair value of the stock options as of the grant date is estimated using a Black-Scholes option-pricing model with the following assumptions. Expected volatilities are based on historical volatility of the Company’s common stock. The expected dividend yield is based on the current dividend rate at the time of grant. The expected lives of options granted are determined based on historical experience. The risk-free interest rate—estimate is based on yen swap rate with a maturity equal to the expected lives of options. The weighted-average grant date fair value of options granted during the years ended March 31, 2006 and 2007 was ¥381 and ¥485 ($4) per share, respectively. The weighted-average assumptions used for the years are as follows:

	Year ended March 31
	2006	2007
Expected volatility	42.44%	36.48%
Expected dividends yield	1.80%	1.58%
Expected lives (in years)	7	6
Risk-free interest rate	0.87%	1.68%

Activity related to these stock option plans (A-plan) is set forth below:

	Outstanding (number of shares)	Weighted-average exercise price	Weighted-average remaining life (years)
Outstanding at March 31, 2005	5,970,000	¥1,690	5.2
Granted	1,763,000	1,415
Exercised	(463,000)	1,724
Repurchased	—	—
Forfeited	(103,000)	1,618
Expired	—	—

Outstanding at March 31, 2006	7,167,000	1,620	4.7
Granted	1,832,000	2,210
Exercised	(1,425,000)	1,696
Repurchased	—	—
Forfeited	(47,000)	1,714
Expired	—	—

Outstanding at March 31, 2007	7,527,000	¥1,746	4.4

The total intrinsic value of options exercised during the years ended March 31, 2006 and 2007 was ¥273 million and ¥1,087 million ($9 million). The aggregate intrinsic value of options outstanding at March 31, 2007 was ¥5,315 million ($45 million).

The following table details the distribution of the options at March 31, 2007:

	Stock options outstanding			Stock options exercisable
Exercise prices	Stock options outstanding (number of shares)	Weighted-average exercise price	Weighted-average remaining life (years)	Stock options exercisable (number of shares)	Weighted-average exercise price
¥2,210	1,816,000	¥2,210	6.3	—	¥—
¥1,801	1,296,000	1,801	2.3	1,296,000	1,801
¥1,626	1,407,000	1,626	3.3	1,407,000	1,626
¥1,613	1,296,000	1,613	4.3	1,296,000	1,613
¥1,413	1,712,000	1,413	5.3	—	—

Total	7,527,000	¥1,746	4.4	3,999,000	¥1,679

At March 31, 2006 and 2007, options exercisable were 3,835,000 and 3,999,000, respectively.

Stock unit plans (B-plan)—

The Company has issued stock acquisition rights of common stock pursuant to several effective stock unit plans for employees (directors, executive officers and certain employees). These stock unit vest and become exercisable two years after the grant date, and expire approximately seven years after the grant date. The exercise price is a nominal ¥1 per share.

Activity related to these stock unit plans (B-plan) is set forth below:

	Outstanding (number of shares)	Weighted-average grant date fair value per share
Outstanding at March 31, 2005	1,354,000	1,619
Granted	2,568,000	1,362
Exercised	—	—
Repurchased	—	—
Forfeited	(110,000)	1,374
Expired	—	—

Outstanding at March 31, 2006	3,812,000	1,453
Granted	4,065,600	2,415
Exercised	(780,000)	1,619
Repurchased	—	—
Forfeited	(629,100)	2,074
Expired	—	—

Outstanding at March 31, 2007	6,468,500	1,978

As of March 31, 2007, there was ¥4,758 million of total unrecognized compensation cost related to stock unit plans. Such cost is expected to be recognized over a weighted-average period of 1.1 years. The total fair value of shares vested during the years ended March 31, 2006 and 2007 was ¥nil million, and ¥2,897 million ($25 million), respectively.

Total stock-based compensation expense included in net income for the years ended March 31, 2006 and 2007 was ¥3,388 million and ¥6,525 million ($56 million), respectively. Total related tax benefit recognized in earnings for stock-based compensation expense for the years ended March 31, 2006 and 2007 was ¥nil million and ¥335 million ($3 million), respectively. The dilutive effect of outstanding stock-based compensation plans is included in weighted average number of shares outstanding used in diluted EPS computations. Cash received from exercise of the stock-based compensation plans during the year ended March 31, 2007 was ¥2,418 million and tax benefit realized from exercise of the stock options was ¥nil million.

Subsequent events

On April 25, 2007, the Company has issued stock acquisition rights of common stock pursuant to stock unit plans (B-plan) for foreign subsidiaries directors and certain employees. Total number of stock acquisition rights to be issued is 46,903 for the acquisition of 4,690,300 shares. The exercise price is a nominal ¥1 per share. The stock acquisition rights vest and are exercisable two years after the grant date, and expire seven years after the grant date.

On June 21, 2007, the Company has issued stock acquisition rights of common stock pursuant to stock units plans (B-plan) for directors, executive officers and certain employees. Total number of stock acquisition rights to be issued is 12,044 for the acquisition of 1,204,400 shares. The exercise price is a nominal ¥1 per share. The stock acquisition rights vest and are exercisable two years after the grant date, and expire seven years after the grant date.

14. Income taxes:

The components of income tax expense reflected in the consolidated statements of income are as follows:

	Millions of yen		Translation into millions of U.S. dollars
	Year ended March 31
	2006	2007	2007
Current:
Domestic	¥206,234	¥150,876	$1,283
Foreign	6,278	(4,690)	(40)

	212,512	146,186	1,243

Deferred:
Domestic	(8,332)	(14,874)	(126)
Foreign	(15,208)	14,618	124

	(23,540)	(256)	(2)

Total	¥188,972	¥145,930	$1,241

The Company and its wholly-owned domestic subsidiaries have adopted the consolidation tax system permitted under Japanese tax law. The consolidation tax system targets only national tax. Since April 1, 2004, our domestic statutory tax rate is approximately 41%.

Foreign subsidiaries are subject to income taxes of the countries in which they operate. The relationship between income tax expense and pretax accounting income is affected by a number of items, including various tax credits, certain expenses not allowable for income tax purposes and different tax rates applicable to foreign subsidiaries.

A reconciliation of the effective income tax rate reflected in the consolidated statements of income to the normal effective statutory tax rate is as follows:

	Year ended March 31
	2006	2007
Normal effective statutory tax rate	41.0%	41.0%
Impact of:
Change in deferred tax valuation allowance	12.3	11.6
Non-deductible expenses	3.5	2.1
Non-taxable revenue	(5.6)	(3.8)
Tax effect of undistributed earnings of foreign subsidiaries	2.1	0.2
Different tax rate applicable to income (loss) of foreign subsidiaries	2.1	0.6
Tax benefit related to loss of subsidiaries	(10.5)	(8.0)
Domestic tax reduction related to IT investment	(0.8)	(0.0)
Others	(1.7)	1.7

Effective tax rate	42.4%	45.4%

The net deferred tax assets of ¥145,024 million and ¥156,255 million ($1,329 million) included in Other assets-Other in the consolidated balance sheets at March 31, 2006 and 2007, respectively, represent tax effects of the total of the temporary differences and tax loss carryforwards in components of those tax jurisdictions with net deductible amounts in future years. The net deferred tax liabilities of ¥34,063 million and ¥76,052 million ($647 million) included in Other liabilities in the consolidated balance sheets at March 31, 2006 and 2007, respectively, represent the total of the temporary differences in components of those tax jurisdictions with net taxable amounts in future years.

Details of deferred tax assets and liabilities are as follows:

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2006	2007	2007
Deferred tax assets
Depreciation, amortization and valuation of fixed assets	¥12,534	¥10,408	$89
Investments in subsidiaries and affiliates	110,363	129,598	1,102
Valuation of financial instruments	132,012	199,920	1,701
Accrued pension and severance costs	42,234	54,733	466
Other accrued expenses and provisions	44,084	56,105	477
Operating losses	136,320	143,479	1,220
Others	3,007	2,711	23

Gross deferred tax assets	480,554	596,954	5,078
Less—Valuation allowance	(231,726)	(280,207)	(2,384)

Total deferred tax assets	248,828	316,747	2,694

Deferred tax liabilities
Investments in subsidiaries and affiliates	50,277	72,348	615
Valuation of financial instruments	81,998	116,655	992
Valuation of fixed assets	5,100	44,980	383
Others	492	2,561	22

Total deferred tax liabilities	137,867	236,544	2,012

Net deferred tax assets	¥110,961	¥80,203	$682

The valuation allowance mainly relates to deferred tax assets of consolidated subsidiaries with operating loss carryforwards for tax purposes. Based on the cumulative and continuing losses of these subsidiaries, management of the Company believes that it is more likely than not that the related deferred tax assets will not be realized. Changes in the valuation allowance for deferred tax assets are shown below:

	Millions of yen				Translation into millions of U.S. dollars
	Year ended March 31
	2006		2007		2007
Balance at beginning of year	¥165,730		¥231,726		$1,971
Net change during the year	65,996	(1)	48,481	(2)	413

Balance at end of year	¥231,726		¥280,207		$2,384

(1)	Includes ¥35,440 million related to foreign subsidiaries, which is mainly due to the allowance for deferred tax assets previously recorded on certain private equity investments in certain European subsidiaries, and ¥26,793 million related to the Company, which is due to the allowance for deferred tax assets on local taxes. These allowances for deferred tax assets are determined based on a review of future realizable value.
(2)	Includes ¥40,956 million ($348 million) related to foreign subsidiaries which is mainly due to the non-recoverability of losses in certain U.S subsidiaries and the allowance for deferred tax assets previously recorded on certain European subsidiaries. These allowances for deferred tax assets are determined based on a review of future realizable value.

At March 31, 2007, no deferred income taxes have been provided on undistributed earnings of foreign subsidiaries not expected to be remitted in the foreseeable future totaling ¥ 161,121 million ($1,371 million). It is not practicable to determine the amount of income taxes payable in the event all such foreign earnings are repatriated.

At March 31, 2007, Nomura has net operating loss carryforwards, for income tax purposes, of ¥426,715 million ($3,630 million) resulting from operations primarily in Japan and the U.S. These losses, except for ¥117,309 million ($998 million), which can be carried forward indefinitely, expire as follows: 2008 through 2014—¥75,570 million ($643 million), 2015 and thereafter—¥233,836 million ($1,989 million). Nomura believes that it is more likely than not that these loss carryforwards, less valuation allowance, will be realized.

Nomura is under continuous examination by the Japanese National Tax Agency and other tax authorities in major operating jurisdictions such as the United Kingdom and U.S. Nomura regularly assesses the likelihood of additional assessments in each tax jurisdiction and the impact on the Consolidated Financial Statements. Tax reserves have been established, which Nomura believes to be adequate with regards to the potential for additional exposure. Nomura believes that the resolution of tax matters is not expected to have a material effect on its financial condition but could have an impact on its effective tax rate in any one particular period.

15. Shareholders’ equity:

Changes in shares of common stock outstanding are shown below:

	Shares
	Year ended March 31,
	2006	2007
Number of shares outstanding at beginning of year	1,941,261,889	1,904,864,196
Common stock held in treasury:
Repurchases of common stock	(36,595,661)	(89,517)
Sales of common stock	8,389	9,412
Common stock issued to employees	496,000	2,172,000
Other net change in treasury stock	(306,421)	93,780

Shares outstanding at end of year	1,904,864,196	1,907,049,871

The amounts available for dividends and acquisition of treasury stock are subject to the restrictions under the Corporation law of Japan (On May 1, 2006, the Corporation law of Japan became effective, which reformed and replaced the Commercial Code of Japan.). Additional paid-in capital and retained earnings include legal reserves not included into the amounts available for dividends and acquisition of treasury stock under the Corporation law of Japan. The amounts available for dividends and acquisition of treasury stock which are based on the amount recorded in the Company’s unconsolidated books of account maintained in accordance with accounting principles and practices prevailing in Japan, amounted to ¥1,030,741 million ($8,768 million) at March 31, 2007. The U.S. GAAP adjustments incorporated in the accompanying consolidated financial statements but not recorded in the Company’s unconsolidated books of account have no effect on the determination of the amounts available for dividends and acquisition of treasury stock under the Corporation law of Japan.

Retained earnings include Nomura’s equity in undistributed earnings of investees accounted for by the equity method in the amount of ¥64,017 million ($545 million) at March 31, 2007.

Dividends on common stock per share were ¥48 for the year ended March 31, 2006 and ¥44 ($0.37) for the year ended March 31, 2007.

The board of directors approved a stock repurchase program in accordance with Article 211-3-1-2 of the Commercial Code of Japan on May 18, 2005, as follows: (a) Nomura Holdings common stock (b) total number of shares authorized for repurchase is up to 25 million shares, (c) total value of shares authorized for repurchase is up to ¥37.5 billion, (d) the share buyback will run from May 19, 2005, to June 23, 2005. Under this repurchase program, the Company repurchased 25 million shares of common stock at a cost of ¥33,827 million.

The board of directors approved a stock repurchase program in accordance with Article 211-3-1-2 of the Commercial Code of Japan on June 28, 2005 as follows: (a) Nomura Holdings common stock (b) total number of shares authorized for repurchase is up to 25 million shares, (c) total value of shares authorized for repurchase is up to ¥37.5 billion and (d) the share buyback will run from July 1, 2005, to September 16, 2005. Under this repurchase program, the Company repurchased 11.5 million shares of common stock at a cost of ¥15,508 million.

Change in Common stock held in treasury includes change in shares issued to employees under stock-based compensation plans, shares sold to investors by adding-to-holdings requests from them holding shares less than one standard trading unit, and shares acquired from investors holding shares less than one standard trading unit. Common stock held in treasury also includes 1,140 thousand shares, or ¥2,252 million ($19 million), held by affiliated companies at March 31, 2007.

16. Regulatory requirements:

Under the Securities and Exchange Law, securities companies in Japan are subject to the capital adequacy rules of the Financial Services Agency. This rule requires the maintenance of a capital adequacy ratio, which is defined as the ratio of adjusted capital to a quantified total of business risk, of not less than 120%. Adjusted capital is defined as net worth (which includes shareholders’ equity, net unrealized gains and losses on securities held, reserves and subordinated debts) less illiquid assets. The business risks are divided into three categories, (1) market risks, (2) counterparty risks, and (3) basic risks. Under this rule, there are no restrictions on the operations of the companies provided that the resulting net capital adequacy ratio exceeds 120%. At March 31, 2006 and 2007, the capital adequacy ratio of Nomura Securities Co., Ltd. exceeded 120%.

A securities company in Japan is required to segregate cash deposited by customers on securities transactions under the Japanese Securities and Exchange Law. At March 31, 2006 and 2007, Nomura Securities Co., Ltd. segregated bonds with a market value of ¥251,308 million and ¥341,173 million ($2,902 million) and equities with a market value of ¥124,098 million and ¥29,842 million ($254 million), respectively, which were either included in Trading assets on the accompanying consolidated balance sheet or borrowed under lending and borrowing securities contracts, as a substitute for cash.

A subsidiary in the United States is registered as a broker-dealer under the Securities Exchange Act of 1934 and as a futures commissions merchant with the Commodity Futures Trading Commission. The subsidiary is subject to the Securities and Exchange Commission’s Uniform Net Capital Rule, which requires net capital, as defined under the alternative method, of not less than the greater of $1,000,000 or 2% of aggregate debit items arising from customer transactions. The subsidiary is also subject to CFTC Regulation 1.17 which requires the maintenance of net capital of 8% of the total risk margin requirement, as defined, for all positions carried in customer accounts plus 4% of the total risk margin requirement, as defined, for all positions carried in noncustomer accounts or $500,000, whichever is greater. The subsidiary is required to maintain net capital in accordance with the SEC, CFTC, or various other exchange requirements, whichever is greater. At March 31, 2006 and 2007, the subsidiary was in compliance with all applicable regulatory capital adequacy requirements.

Nomura Europe Holdings plc (NEHS) group is regulated under consolidated supervision by the Financial Services Authority in the United Kingdom. Various banking and broker/dealer subsidiaries of the group are regulated on a stand alone basis by their appropriate local regulator. This regulation may impose minimum capital adequacy requirements and limits on exposures to other members of the Company. At March 31, 2006 and 2007 the NEHS group and its subsidiaries were in compliance with all relevant regulatory capital related requirements.

Financial Services Agency requires financial conglomerates to maintain 100% net capital over the required capital on consolidated basis under “the Guideline for Financial Conglomerate Supervision”, which was established in June 2005. As of March 31, 2007, the Company was in compliance with the minimum capital requirement.

17. Affiliated companies and other equity-method investees:

Nomura’s significant affiliated companies and other equity-method investees include JAFCO Co., Ltd., Nomura Research Institute, Ltd., Nomura Land and Building Co., Ltd. and Fortress Investment Group LLC.

JAFCO Co., Ltd. (“JAFCO”)—

JAFCO, which is a listed company in Japan, manages various venture capital funds and provides private equity-related investment services to portfolio companies. Nomura held 21.1% of the outstanding share capital at March 31, 2001 and has applied the equity method of accounting for the investment in JAFCO in the consolidated financial statements. During the year ended March 31, 2002, Nomura acquired an additional 0.6% equity interest in JAFCO. During the year ended March 31, 2003, Nomura acquired an additional 3.6% equity interest in JAFCO from Nomura Land and Building Co., Ltd.

At March 31, 2007, Nomura’s ownership of JAFCO was 26.0% and the unamortized balance of equity method goodwill arising from JAFCO was ¥23,717 million ($202 million) at March 31, 2007.

Nomura Research Institute, Ltd. (“NRI”)—

NRI develops and manages computer systems and provides investigation/research services and management consulting services. One of the major customers of NRI is Nomura. Nomura has held 25.2% of the outstanding share capital since March 31, 2000 and applies the equity method of accounting for the investment in NRI in the consolidated financial statements.

NRI was listed on the First Section of the Tokyo Stock Exchange on December 17, 2001 and completed an initial public offering and issued 2 million shares of common stock to third parties. As a result of this issuance, Nomura’s equity interest in NRI declined from 25.2% to 24.1%.

During the year ended March 31, 2003, Nomura acquired an additional 1.0% equity interest in NRI from Nomura Land and Building Co., Ltd.

In May 2004, Nomura acquired an additional 17.2% equity interest in NRI.

In October 2005, Nomura applied for a share repurchase offered by NRI and NRI re-acquired 4 million of its shares from Nomura in November 2005 at a value of ¥44,000 million.

At March 31, 2007, Nomura’s ownership of NRI was 36.8% and the unamortized balance of equity method goodwill arising from NRI was ¥50,963 million ($434 million).

Nomura Land and Building Co., Ltd. (“NLB”)—

Prior to August 1, 2004, NLB owned a substantial portion of Nomura’s leased office space in Japan and from August 1, 2004, NLB has owned certain of Nomura’s leased office space in Japan. The lease transactions with Nomura are disclosed in Note 18. Nomura has held 24.9% of NLB’s outstanding share capital since March 31, 2000 and applies the equity method of accounting for the investment in NLB in the consolidated financial statements. During the year ended March 31, 2003, Nomura acquired an additional 4.4% equity interest in NLB from a financial institution.

Effective August 1, 2004, Nomura acquired NLB’s facility management business, which included the ownership, lease, maintenance and administration of real estate properties previously leased to Nomura.

In March 2005, Nomura acquired an additional 8.4% equity interest in NLB from a third party.

In October 2006, Nomura Real Estate Holdings, Inc. (“NREH”) which is a subsidiary of NLB, completed an initial public offering and issued 36 million shares of common stock to third parties at an underwriting price of 3,332 yen per share and listed the shares on the First Section of the Tokyo Stock Exchange. Since the price of capital paid in per share exceeded NLB’s carrying amount per share of NREH stock, NLB recognized a gain from the offering based on its ownership of NREH shares and from the offering for sale of the 11 million NREH shares held by NLB. Nomura recognized its share of this gain in the consolidated statement of income for the year ended March 31, 2007.

At March 31, 2007, Nomura’s ownership of NLB was 38.6% and the unamortized balance of equity method goodwill arising from NLB was ¥1,480 million ($13 million).

Fortress Investment Group LLC (“Fortress”)—

Fortress is a global alternative asset manager. Fortress raises, invests and manages private equity funds, hedge funds and publicly traded alternative investment vehicles.

In January 2007, Nomura acquired Class A shares of Fortress for approximately $888 million, representing 15% of voting interests. On February 8, 2007, Fortress announced its initial public offering of 34,286,000 Class A shares priced at $18.50 per share. Fortress also granted the underwriters an option to purchase up to an additional 5,142,900 Class A shares. In accordance with EITF 03-16, “Accounting for Investments in Limited Liability Companies,” the investment in Fortress is treated as an investment in a limited partnership and is accounted for by the equity method as prescribed by EITF Topic No.D-46, “Accounting for Limited Partnership Investments”.

Fortress’s shares began trading on February 9, 2007, on the New York Stock Exchange. Since the price of capital paid in per share exceeded Nomura’s carrying amount per share of Fortress stock, Nomura recognized a gain from changes in equity of Fortress, in the consolidated statement of income during the year ended March 31, 2007.

At March 31, 2007, Nomura owned a 13.5% of voting interests of Fortress and the unamortized balance of equity method goodwill arising from Fortress was approximately ¥90 billion ($0.8 billion).

Summary Financial Information—

A summary of financial information for JAFCO, NRI and NLB is as follows (unaudited):

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2006	2007	2007
Total assets	¥1,250,175	¥1,526,405	$12,984
Total liabilities	832,794	972,574	8,273

	Year ended March 31
	2006	2007	2007
Net Revenues	¥525,328	¥605,075	$5,147
Non-interest expenses	377,947	383,439	3,262
Net income	84,285	147,186	1,252

A summary of financial information for Fortress is as follows (unaudited):

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2006(1)	2007(1)	2007
Total assets	¥1,393,657	¥2,795,728	$23,781
Total liabilities	1,379,148	2,781,382	23,659

	Year ended March 31
	2006(1)	2007(1)	2007
Net Revenues	¥364,977	¥780,016	$6,635
Non-interest expenses	40,289	65,260	555
Net income	21,834	51,804	441

(1)	Financial information for Fortress is as of its fiscal years ended December 31, 2005 and 2006, respectively. Nomura will record its share of Fortress’s earnings on the equity basis on a three months lag.

A summary of balances and transactions with affiliated companies and other equity-method investees, except for the lease transactions with NLB, which are disclosed in Note 18, is presented below:

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2006	2007	2007
Investments in affiliated companies	¥223,912	¥441,515	$3,756
Advances to affiliated companies	¥—	¥21	$0

	Millions of yen		Translation into millions of U.S. dollars
	Year ended March 31
	2006	2007	2007
Revenues	¥372	¥7,403	$63
Non-interest expenses	28,995	38,078	324
Purchase of software and tangible assets	54,145	68,563	583

The aggregate carrying amount and market value of investments in affiliated companies and other equity-method investees for which a quoted market price is available are as follows.

	Millions of yen			Translation into millions of U.S. dollars
	March 31
	2006	2007		2007
Carrying amount	¥193,615	¥310,682		$2,643
Market value	342,208	487,724	(1)	4,149

(1)	The lock up reserve is deducted from the market value of Fortress shares.

Equity in earnings of equity-method investees, including those mentioned above, amounted to ¥29,595 million and ¥53,367 million ($454 million) for the years ended March 31, 2006, and 2007, respectively. Equity in earnings of equity-method investees are included in Revenue—Other in the consolidated statement of income. Dividends from equity-method investees for the years ended March 31, 2006, and 2007 were ¥2,900 million and ¥3,044 million ($26 million), respectively.

18. Commitments, contingencies and guarantees:

Commitments—

Credit and investment commitments

In connection with its banking/financing activities, Nomura provides to counterparties through subsidiaries, commitments to extend credit, which generally have fixed expiration dates. In connection with its investment banking activities, Nomura enters into agreements with customers under which Nomura committs to underwrite notes that may be issued by the customers. The outstanding commitments under these agreements are included in commitments to extend credit.

Nomura has commitments to invest in interests in various partnerships and other entities, primarily in connection with its merchant banking activities, and also has commitments to provide financing for investments related to these partnerships. The outstanding commitments under these agreements are included in commitments to invest in partnerships.

These commitments outstanding were as follows:

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2006	2007	2007
Commitments to extend credit	¥294,902	¥204,167	$1,737
Commitments to invest in partnerships	33,760	213,623	$1,817

At March 31, 2007, these commitments had the following expirations:

	Millions of yen
		Years to Maturity
	Total contractual amount	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Commitments to extend credit	¥204,167	¥83,026	¥85,387	¥35,754	¥—
Commitments to invest in partnerships	213,623	130,462	17,638	1,015	64,508

	Translation into millions of U.S. dollars
		Years to Maturity
	Total contractual amount	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Commitments to extend credit	$1,737	$706	$727	$304	$—
Commitments to invest in partnerships	1,817	1,110	150	8	549

The contractual amounts of these commitments to extend credit represent the amounts at risk should the contracts be fully drawn upon, the customers default and the value of any existing collateral becomes worthless. The total contractual amount of these commitments may not represent future cash requirements since the commitments may expire without being drawn upon. The credit risk associated with these commitments varies depending on the customers’ creditworthiness and the value of collateral held. Nomura evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by Nomura upon extension of credit, is based on management’s credit evaluation of the counterparty.

Other commitments

Purchase obligations for goods or services that include payments for construction-related, consulting and outsourcing, advertising, and computer and telecommunications maintenance agreements amounted to ¥11,520 million as of March 31, 2006 and ¥12,464 million ($106 million) as of March 31, 2007.

Nomura has commitments to enter into resale and repurchase agreements including amounts in connection with collateralized agreements, collateralized financing and Gensaki transactions. These commitments amounted to ¥3,432 billion for resale agreements and ¥5,659 billion for repurchase agreements at March 31, 2006 and ¥3,251 billion ($28 billion) for resale agreements and ¥5,788 billion ($49 billion) for repurchase agreements at March 31, 2007.

In Japan, there is a market in which participants lend and borrow debt and equity securities without collateral to/from financial institutions. Under these arrangements, Nomura undertakes obligations to return debt and equity securities borrowed without collateral of ¥898 billion and ¥843 billion ($7 billion) at March 31, 2006 and 2007 respectively.

As a member of securities clearing houses and exchanges, Nomura may be required to pay a certain share of the financial obligations of another member who may default on its obligations to the clearing house or the exchange. These guarantees are generally required under the membership agreements. To mitigate these risks, exchanges and clearing houses often require members to post collateral. The potential for Nomura to make payments under such guarantees is deemed remote.

Leases

Nomura leases its office space and certain employees’ residential facilities in Japan primarily under cancelable lease agreements which are customarily renewed upon expiration. Nomura also leases certain equipment and facilities under noncancelable lease agreements. Rental expenses, net of sublease rental income, for the years ended March 31, 2006 and 2007 were ¥29,329 million and ¥33,731 million ($287 million), respectively. A portion of such rentals is paid to NLB, an affiliated company. Also, see Note 17 Affiliated companies and other equity-method investees.

Lease deposits and rent paid to NLB were as follows:

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2006	2007	2007
Lease deposits	¥5,493	¥7,768	$66
Rent paid during the year	3,174	3,549	30

Presented below is a schedule of future minimum lease payments under capital leases as of March 31, 2006:

Millions of yen
Year ending March 31	March 31, 2006
2007	¥1,484
2008	1,257
2009	939
2010	687
2011	481
2012 and thereafter	664

Total minimum lease payments	5,512
Less: Amount representing interest	(2)

Present value of net minimum lease payments	¥5,510

Presented below is a schedule of future minimum lease payments under capital leases as of March 31, 2007:

	Millions of yen	Translation into millions of U.S. dollars
Year ending March 31	March 31, 2007
2008	¥1,861	$16
2009	1,595	14
2010	1,252	11
2011	951	8
2012	635	4
2013 and thereafter	795	7

Total minimum lease payments	7,089	60
Less: Amount representing interest	(1)	0

Present value of minimum lease payments	¥7,088	$60

Office buildings, land, equipment and facilities in the consolidated balance sheet include capital leases in the amount of ¥5,471 million and ¥6,886 million ($59 million) at March 31, 2006 and 2007, respectively.

Presented below is a schedule of future minimum rental payments under non-cancelable operating leases with remaining terms exceeding one year as of March 31, 2006:

Millions of yen
Year ending March 31	March 31, 2006
2007	¥6,030
2008	5,515
2009	4,902
2010	3,905
2011	3,218
2012 and thereafter	7,101

Total minimum lease payments	30,671
Less: Sublease rental income	(1,883)

Net minimum lease payments	¥28,788

Presented below is a schedule of future minimum rental payments under non-cancelable operating leases with remaining terms exceeding one year as of March 31, 2007:

	Millions of yen	Translation into millions of U.S. dollars
Year ending March 31	March 31, 2007
2008	¥12,217	$104
2009	10,566	90
2010	8,444	72
2011	6,711	57
2012	5,676	48
2013 and thereafter	19,531	166

Total minimum lease payments	63,145	537
Less: Sublease rental income	(21,926)	(186)

Net minimum lease payments	¥41,219	$351

Certain leases contain renewal options or escalation clauses providing for increased rental payments based upon maintenance, utilities, and tax increases.

Contingencies—

Legal and Arbitration Proceedings

In the normal course of business, Nomura is involved in lawsuits and other legal proceedings and, as a result of such activities, is subject to ongoing legal risk. The management of Nomura believes that the ultimate resolution of such litigation will not be material to the consolidated financial statements.

The legal disputes include the actions described below.

In 1998, one of the Company’s European subsidiaries, Nomura Principal Investment plc (NPI), acquired approximately 46% of the issued share capital of Investicni a postovni banka, a.s. (IPB), a Czech bank. On June 16, 2000, the Czech National Bank (CNB) placed IPB into forced administration. On June 19, 2000, the administrator appointed by the CNB transferred IPB’s entire business to Ceskoslovenska obchodni banka (CSOB), another Czech bank. NPI and Nomura International plc (NIP) have been and continue to be involved in both bringing and defending a number of legal claims arising out of the above circumstances.

These legal claims had included two separate international arbitration proceedings, one commenced by and the other against the Czech Republic. In March 2006, an award was issued in one of those arbitrations which found the Czech Republic’s actions pertaining to IPB to have been a breach of the Czech Republic’s international obligations under the Bilateral Investor Treaty between the Netherlands and the Czech Republic. On November 30, 2006, the Czech Republic entered into a settlement agreement with various Nomura parties, including Nomura Holdings Inc, NPI and NIP (the Nomura Parties) as a result of which both of the international arbitration proceedings were terminated. The precise terms of the settlement are confidential but will have no adverse effect on the Nomura Parties.

CSOB is pursuing a legal action before the Czech courts seeking damages against NPI, NIP and others arising out of IPB’s sale of a Czech brewery. On October 5, 2006, CSOB’s case was dismissed with costs awarded in favour of the defendants. CSOB has appealed the decision. Nomura believes that the claim is wholly without merit and it shall continue vigorously to defend it.

In December 2005, the German bank WestLB AG (“WestLB”) issued High court proceedings in England against NIP (the “Claim”). Details of the Claim were only made known to NIP in December 2006. The Claim relates to the merger of the TV rental businesses of Thorn UK Limited (“Thorn”) (then owned by NIP) and the Granada Group, which led to the creation of the BoxClever group (“BoxClever”) in June 2000. The merger was financed by WestLB who provided a loan facility to BoxClever to purchase the relevant Thorn and Granada businesses. In September 2003, BoxClever ran into financial difficulties and was placed into administrative receivership. WestLB is bringing a claim in tort in connection with the merger in 2000 and NIP’s compilation and provision of information and projections regarding the financial strength of Thorn and the future performance of BoxClever. WestLB claims to have relied on this material to its detriment and seeks to recover from NIP approximately £460 million, being the loss West LB claims to have suffered following the failure of the BoxClever group. Nomura believes that the Claim is without merit and it shall vigorously defend it.

Guarantees—

FASB Interpretation No. 45 (“FIN 45”) specifies the disclosures to be made in regards to obligations under certain issued guarantees and requires a liability to be recognized for the fair value of a guarantee obligation.

Nomura enters into, in the normal course of its subsidiaries’ banking/financing activities, various guarantee arrangements with counterparties in the form of standby letters of credit and other guarantees, which generally have a fixed expiration date.

In addition, Nomura enters into certain derivative contracts that meet the FIN 45 definition of guarantees. FIN 45 defines guarantees to include derivative contracts that contingently require a guarantor to make payment to a guaranteed party based on changes in an underlying that relate to an asset, liability or equity security of a guaranteed party. These derivative contracts include certain written options and credit default swaps. Because Nomura does not track whether its clients enter into these derivative contracts for speculative or hedging purposes, Nomura has disclosed information about derivative contracts that could meet the FIN 45 definition of guarantees.

For information about the maximum potential amount of future payments that Nomura could be required to make under certain derivatives, the notional amount of contracts has been disclosed. However, the maximum potential payout for certain derivative contracts, such as written interest rate caps and written currency options, cannot be estimated, as increases in interest or foreign exchange rates in the future could be theoretically unlimited.

Nomura records all derivative contracts at fair value on its consolidated balance sheets. Nomura believes the notional amounts generally overstate its risk exposure.

The following table sets forth information about Nomura’s derivative contracts that could meet the definition of a guarantee and certain other guarantees:

	Millions of yen				Translation into millions of U.S. dollars
	March 31
	2006		2007
	Carrying value	Maximum Potential Payout/ Notional Total	Carrying value	Maximum Potential Payout/ Notional Total	Carrying value	Maximum Potential Payout/ Notional Total
Derivative contracts	¥782,586	¥25,401,478	¥972,547	¥49,618,605	$8,273	$422,070
Standby letters of credit and other guarantees	56	6,993	1,373	18,509	12	157

The following table sets forth expiration information about Nomura’s derivative contracts that could meet the definition of a guarantee and certain other guarantees as of March 31, 2007:

	Millions of yen
		Maximum Potential Payout/Notional
			Years to Maturity
	Carrying value	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Derivative contracts	¥972,547	¥49,618,605	¥6,653,133	¥8,723,439	¥19,197,844	¥15,044,189
Standby letters of credit and other guarantees(1)	1,373	18,509	13,984	2,296	1,807	422

(1)	There was no collateral held in connection with standby letters of credit and other guarantees as of March 31, 2007.

	Translation into millions of U.S. dollars
		Maximum Potential Payout/Notional
			Years to Maturity
	Carrying value	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Derivative contracts	$8,273	$422,070	$56,594	$74,204	$163,302	$127,970
Standby letters of credit and other guarantees	12	157	119	19	15	4

19. Segment and geographic information:

Operating segments—

Nomura operate five segments: Domestic Retail, Global Markets, Global Investment Banking, Global Merchant Banking and Asset Management, from the previous three. Nomura structures its business segments based upon the nature of specific products and services, its main customer base and its management structure.

The accounting policies for segment information materially follow U.S. GAAP, except as described below:

•	The impact of unrealized gains/losses on long-term investments in equity securities held for operating purposes, which under U.S. GAAP is included in net income, is excluded from segment information.

•

The investments in private equity business are treated as private equity positions for management reporting purposes, as management views these entities as investments held for ultimate sale and the realization of capital gains. Any changes in management’s estimate of fair value of these investments are included in the non-interest revenue line under Global Merchant Banking. These investments are accounted for at fair value, under the equity method of accounting or as consolidated subsidiaries, depending on the attributes of each investment under U.S. GAAP. The impact of consolidating and deconsolidating these investments is not included in the segment information but is described in the reconciliation table.

Revenues and expenses directly associated with each business segment are included in determining their operating results. Revenues and expenses that are not directly attributable to a particular segment are allocated to each business segment or included in “Other” based upon Nomura’s allocation methodologies as used by management to assess each segment’s performance.

Business segments’ results are shown in the following table. Net interest revenue is disclosed because management views interest revenue net of interest expense for its operating decisions. Business segments’ information on total assets is not disclosed because management does not utilize such information for its operating decisions and therefore, it is not reported to management.

	Millions of yen
	Domestic Retail	Global Markets	Global Investment Banking	Global Merchant Banking	Asset Management	Other (Inc. elimination)	Total
Year ended March 31, 2006
Non-interest revenue	¥442,981	¥327,716	¥98,087	¥80,402	¥63,030	¥669	¥1,012,885
Net interest revenue	3,554	43,392	1,579	(12,158)	2,813	7,734	46,914

Net revenue	446,535	371,108	99,666	68,244	65,843	8,403	1,059,799
Non-interest expenses	249,330	213,387	48,127	12,809	45,220	38,934	607,807

Income (loss) before income taxes	¥197,205	¥157,721	¥51,539	¥55,435	¥20,623	¥(30,531)	¥451,992

Year ended March 31, 2007
Non-interest revenue	¥434,701	¥285,088	¥97,427	¥77,325	¥87,241	¥52,298	¥1,034,080
Net interest revenue	5,417	4,940	1,760	(12,356)	2,865	21,040	23,666

Net revenue	440,118	290,028	99,187	64,969	90,106	73,338	1,057,746
Non-interest expenses	279,253	231,222	54,783	12,153	53,649	49,397	680,457

Income before income taxes	¥160,865	¥58,806	¥44,404	¥52,816	¥36,457	¥23,941	¥377,289

	Translation into millions of U.S. dollars
Year ended March 31, 2007
Non-interest revenue	$3,698	$2,425	$829	$657	$742	$445	$8,796
Net interest revenue	46	42	15	(105)	24	179	201

Net revenue	3,744	2,467	844	552	766	624	8,997
Non-interest expenses	2,376	1,967	466	103	456	420	5,788

Income before income taxes	$1,368	$500	$378	$449	$310	$204	$3,209

Transactions between operating segments are recorded within segment results on commercial terms and conditions and are eliminated in the “Other” column.

The following table presents the major components of income/(loss) before income taxes in “Other.”

	Millions of yen		Translation into millions of U.S. dollars
	Year ended March 31
	2006	2007	2007
Net loss on trading related to economic hedging transactions	¥(64,761)	¥(38,383)	$(326)
Realized gain on investments in equity securities held for operating purposes	8,382	18,129	154
Equity in earnings of affiliates	27,842	53,169	452
Corporate items	(7,443)	(11,111)	(94)
Others	5,449	2,137	18

Total	¥(30,531)	¥23,941	$204

The table below presents reconciliation of the combined business segments’ results included in the preceding table to Nomura’s reported net revenue, non-interest expenses and income from continuing operations before income taxes in the consolidated income statements.

	Millions of yen			Translation into millions of U.S. dollars
	Year ended March 31
	2006		2007	2007
Net revenue	¥1,059,799		¥1,057,746	$8,997
Unrealized gain (loss) on investments in equity securities held for operating purposes	59,320		(38,232)	(325)
Effect of consolidation/deconsolidation of private equity investee companies	26,531	(1)	71,587	609

Consolidated net revenue	¥1,145,650		¥1,091,101	$9,281

Non-interest expenses	¥607,807		¥680,457	$5,788
Unrealized gain (loss) on investments in equity securities held for operating purposes	—		—	—
Effect of consolidation/deconsolidation of private equity investee companies	92,243		88,886	756

Consolidated non-interest expenses	¥700,050		¥769,343	$6,544

Income before income taxes	¥451,992		¥377,289	$3,209
Unrealized gain (loss) on investments in equity securities held for operating purposes	59,320		(38,232)	(325)
Effect of consolidation/deconsolidation of private equity investee companies	(65,712	)(1)	(17,299)	(147)

Consolidated income from continuing operations before income taxes	¥445,600		¥321,758	$2,737

(1)	Includes the negative impact arising from classification of gain on disposal of discontinued operations of ¥74,852 million.

Geographic Information—

In general, Nomura’s identifiable assets, revenues and expenses are allocated based on the country of domicile of the legal entity providing the service. However, because of the integration of the global capital markets and the corresponding globalization of Nomura’s activities and services, it is not always possible to make a precise separation by location. As a result, various assumptions, which are consistent among years, have been made in presenting the following geographic data.

The table below presents a geographic allocation of net revenue and income (loss) from continuing operations before income taxes from operations by geographic areas, and long-lived assets associated with Nomura’s operations. Net revenue in “Americas” and “Europe” substantially represents Nomura’s operations in the United States and the United Kingdom, respectively.

	Millions of yen		Translation into millions of U.S. dollars
	Year ended March 31
	2006	2007	2007
Net revenue:
Americas	¥95,938	¥99,476	$846
Europe	59,690	96,507	821
Asia and Oceania	26,804	24,906	212

Sub-total	182,432	220,889	1,879
Japan	963,218	870,212	7,402

Consolidated	¥1,145,650	¥1,091,101	$9,281

Income (loss) from continuing operations before income taxes:
Americas	¥6,581	¥(38,876)	$(331)
Europe	(26,605)	17,042	145
Asia and Oceania	7,141	2,922	25

Sub-total	(12,883)	(18,912)	(161)
Japan	458,483	340,670	2,898

Consolidated	¥445,600	¥321,758	$2,737

	March 31
	2006	2007	2007
Long-lived assets:
Americas	¥10,607	¥134,200	$1,142
Europe	53,869	66,586	566
Asia and Oceania	5,903	7,962	68

Sub-total	70,379	208,748	1,776
Japan	275,997	394,838	3,359

Consolidated	¥346,376	¥603,586	$5,135

There is no revenue greater than 10% of total revenue derived from transactions with a single external customer for the years ended March 31, 2006 and 2007.

20. Subsequent events:

None

(2) Other

We are involved in a number of actions and proceedings in Japan and overseas, which are either ordinary routine actions and proceedings incidental to our business or not material to us. Based upon the information currently available to us and our domestic and overseas legal counsel, we believe that the ultimate resolution of such actions and proceedings will not, in the aggregate, have a material adverse effect on our financial condition or results of our operations including the actions described below.

In 1998, one of our European subsidiaries, Nomura Principal Investment plc (NPI), acquired approximately 46% of the issued share capital of Investicni a postovni banka, a.s. (IPB), a Czech bank. On June 16, 2000, the Czech National Bank (CNB) placed IPB into forced administration. On June 19, 2000, the administrator appointed by the CNB transferred IPB’s entire business to Ceskoslovenska obchodni banka (CSOB), another Czech bank. NPI and Nomura International plc (NIP) have been and continue to be involved in both bringing and defending a number of legal claims arising out of the above circumstances.

These legal claims had included two separate international arbitration proceedings, one commenced by and the other against the Czech Republic. In March 2006, an award was issued in one of those arbitrations which found the Czech Republic’s actions pertaining to IPB to have been a breach of the Czech Republic’s international obligations under the Bilateral Investor Treaty between the Netherlands and the Czech Republic. On November 30, 2006, the Czech Republic entered into a settlement agreement with various Nomura parties, including Nomura Holdings Inc, NPI and NIP (the Nomura Parties) as a result of which both of the international arbitration proceedings were terminated. The precise terms of the settlement are confidential but will have no adverse effect on the Nomura Parties.

CSOB is pursuing a legal action before the Czech courts seeking damages of up to $629 million against NPI, NIP and others arising out of IPB’s sale of a Czech brewery. On October 5, 2006, CSOB’s case was dismissed with costs awarded in favour of the defendants. CSOB has appealed the decision. We believe that the claim is wholly without merit and we will continue vigorously to defend it.

In December 2005, the German bank WestLB AG (“WestLB”) issued High court proceedings in England against NIP (the “Claim”). Details of the Claim were only made known to NIP in December 2006. The Claim relates to the merger of the TV rental businesses of Thorn UK Limited (“Thorn”) (then owned by NIP) and the Granada Group, which led to the creation of the BoxClever group (“BoxClever”) in June 2000. The merger was financed by WestLB who provided a loan facility to BoxClever to purchase the relevant Thorn and Granada businesses. In September 2003, BoxClever ran into financial difficulties and was placed into administrative receivership. WestLB is bringing a claim in tort in connection with the merger in 2000 and NIP’s compilation and provision of information and projections regarding the financial strength of Thorn and the future performance of BoxClever. WestLB claims to have relied on this material to its detriment and seeks to recover from NIP approximately £460 million, being the loss West LB claims to have suffered following the failure of the BoxClever group. We believe that the Claim is without merit and we will vigorously defend it.

2.	Stand-alone Financial Statements

(1)	Stand-alone Financial Statements

A. Balance Sheet

		102nd Fiscal Year March 31, 2006		103rd Fiscal Year March 31, 2007
	Notes	Amount (Millions of yen)	(%)	Amount (Millions of yen)	(%)
(ASSETS)
Current Assets
Cash and time deposits		13,961		15,648
Money held in trust		—		55,371
Short-term loans receivable	*6	1,624,010		2,055,790
Advance payments to customers and others		55		11
Accounts receivable	*6	158,126		95,123
Accrued income		14,076		22,755
Deferred tax assets		7,387		1,677
Other current assets		14,353		3,566
Allowance for doubtful accounts		(5)		(8)

Total Current Assets		1,831,963	50.5	2,249,934	50.7
Fixed Assets
Tangible fixed assets	*1	39,072		54,163
Buildings		14,753		16,264
Furniture & fixtures		15,480		29,060
Land		8,839		8,839
Intangible assets		63,002		120,035
Tenant right		1		—
Leasehold		1		—
Software		63,000		120,035
Investments and others		1,693,739		2,013,907
Investment securities	*2	247,952		218,367
Investments in subsidiaries and affiliates (at cost)	*2	1,176,502		1,325,346
Other securities of subsidiaries and affiliates		12,803		16,426
Contributions to capital		790		777
Contributions to subsidiaries and affiliates		490		—
Long-term loans receivable from subsidiaries and affiliates		150,439		317,400
Long-term guarantee deposits	*6	52,069		53,650
Long-term prepaid expenses		473		262
Deferred tax assets		35,058		68,288
Other investments		17,196		13,424
Allowance for doubtful accounts		(33)		(32)

Total Fixed Assets		1,795,813	49.5	2,188,105	49.3

TOTAL ASSETS		3,627,776	100.0	4,438,039	100.0

		102nd Fiscal Year March 31, 2006		103rd Fiscal Year March 31, 2007
	Notes	Amount (Millions of yen)	(%)	Amount (Millions of yen)	(%)
(LIABILITIES)
Current Liabilities
Short-term borrowings	*6	1,322,000		1,873,500
Deposits received		94		949
Accounts payable		24,616		21,204
Accrued expenses		9,898		7,874
Collaterals received	*6	100,871		92,920
Accrued income taxes		117,418		171
Accrued bonuses for employees		46		138

Total Current Liabilities		1,574,943	43.4	1,996,756	45.0
Long-term liabilities
Bonds payable		180,000		279,962
Long-term borrowings		421,000		683,000
Other long-term liabilities		5,185		2,993

Total Long-term liabilities		606,185	16.7	965,955	21.8

TOTAL LIABILITIES		2,181,128	60.1	2,962,711	66.8

(SHAREHOLDERS’ EQUITY)
Common stock	*4	182,800	5.0	—	—
Capital reserves
Additional paid-in capital		112,504		—
Other capital reserves		2,014		—
Premium over acquisition cost of treasury stock sold		2,014		—

Total capital reserves		114,518	3.2	—	—
Earned surplus
Earned surplus reserve		81,858		—
Voluntary reserve		1,020,029		—
Reserve for specified fixed assets		29		—
General reserve		1,020,000		—
Unappropriated retained earnings		43,131		—

Total earned surplus		1,145,018	31.6	—	—
Net unrealized gain on investments		84,761	2.3	—	—
Treasury stock	*5	(80,448)	(2.2)	—	—

TOTAL SHAREHOLDERS’ EQUITY		1,446,649	39.9	—	—

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		3,627,776	100.0	—	—

		102nd Fiscal Year March 31, 2006		103rd Fiscal Year March 31, 2007
	Notes	Amount (Millions of yen)	(%)	Amount (Millions of yen)	(%)
(NET ASSETS)
Shareholder’s equity
Common stock		—	—	182,800	4.1
Capital reserves
Additional paid-in capital		—		112,504
Other capital reserves		—		1,458

Total capital reserves		—	—	113,962	2.6
Earned surplus
Earned surplus reserve		—		81,858
Other Earned surplus
Reserve for specified fixed assets		—		19
General reserve		—		994,000
Earned surplus carried forward		—		112,981

Total earned surplus		—	—	1,188,858	26.8
Treasury stock		—	—	(77,717)	(1.8)

Total shareholder’s equity		—	—	1,407,903	31.7
Valuation and translation adjustments
Net unrealized gain on investments		—	—	67,013	1.5
Deferred gains or loss on hedges		—	—	(812)	(0.0)

Total valuation and translation adjustments		—	—	66,201	1.5
Subscription rights to shares		—	—	1,224	0.0

TOTAL NET ASSETS		—	—	1,475,328	33.2

TOTAL LIABILITIES AND NET ASSETS		—	—	4,438,039	100.0

B. Income Statement

		102nd Fiscal Year from April 1, 2005 to March 31, 2006		103rd Fiscal Year from April 1, 2006 to March 31, 2007
	Notes	Amount (Millions of yen)	(%)	Amount (Millions of yen)	(%)
Operating revenue
Property and equipment fee revenue	*1	61,118		86,963
Rent revenue	*2	31,736		37,005
Royalty on trademark	*3	23,035		21,162
Dividend from subsidiaries and affiliates		95,854		178,342
Others	*4	8,957		17,414

Total operating revenue	*8	220,699	100.0	340,886	100.0
Operating expenses
Compensation and benefits		3,811		4,656
Rental and maintenance	*5	34,176		44,880
Data processing and office supplies	*6	23,586		31,022
Depreciation and amortization		24,272		36,164
Taxes		1,195		1,337
Others	*7	5,389		5,385
Interest expenses		5,218		12,083

Total operating expenses	*8	97,648	44.2	135,528	39.8

Operating income		123,050	55.8	205,358	60.2

Non-operating revenue
Dividends received		2,119		2,117
Leveraged lease revenue		4,845		1,137
Investment enterprise partnerships revenue		1,260		26
Others		178		336

Total non-operating revenue	*8	8,401	3.8	3,616	1.1
Non-operating expenses
Investment enterprise partnerships loss		—		850
Bond issue expense		—		439
Others		169		464

Total non-operating expenses	*8	169	0.1	1,753	0.5

Ordinary income		131,282	59.5	207,221	60.8

		102nd Fiscal Year from April 1, 2005 to March 31, 2006		103rd Fiscal Year from April 1, 2006 to March 31, 2007
	Notes	Amount (Millions of yen)	(%)	Amount (Millions of yen)	(%)
Special profits
Gain on sales of investment securities		8,987		16,327

Total special profits		8,987	4.0	16,327	4.8
Special losses
Loss on sales of investment securities		341		83
Loss on devaluation of investment securities		96		1,226
Loss on devaluation of investments in and contributions to subsidiaries and affiliates		115,432		62,805
Loss on abandonment of fixed assets		8,444		3,322

Total special losses		124,313	56.3	67,436	19.8

Income before income taxes		15,956	7.2	156,112	45.8

Income taxes - current		12,681	5.7	12,501	3.7

Income taxes - deferred		(14,603)	(6.6)	(14,623)	(4.3)

Net income		17,878	8.1	158,235	46.4

Unappropriated retained earnings brought forward		48,121		—	—

Interim dividend		22,868		—	—

Unappropriated retained earnings		43,131		—	—

C. Unconsolidated Statement of Changes in Net Assets (April 1, 2006-March 31, 2007)

	(Millions of yen)
	Shareholder’s equity
		Capital reserve
	Common stock	Additional Paid-in capital	Other capital Reserve	Total capital reserve
Balance at March 31, 2006	182,800	112,504	2,014	114,518
Cash dividends (*)
Cash dividends
Reversal of reserve for Specified fixed assets (*)
Reversal of reserve for Specified fixes assets
Reversal of general reserve (*)
Net income
Purchases of treasury stock
Disposal of treasury stock			(556)	(556)
Other-net
Change in the term	—	—	(556)	(556)

Balance at March 31, 2007	182,800	112,504	1,458	113,962

	Shareholder’s equity
	Earned surplus
		Other Earned surplus
	Earned Surplus reserve	Reserve for specified fixed assets	General reserve	Earned surplus carried forward	Total Earned surplus	Treasury stock	Total Shareholders’ equity
Balance at March 31, 2006	81,858	29	1,020,000	43,131	1,145,018	(80,448)	1,361,888
Cash dividends (*)	—			(68,620)	(68,620)		(68,620)
Cash dividends	—			(45,775)	(45,775)		(45,775)
Reversal of reserve for Specified fixed assets (*)		(4)		4	—		—
Reversal of reserve for Specified fixes assets		(7)		7	—		—
Reversal of general reserve (*)			(26,000)	26,000	—		—
Net income				158,235	158,235		158,235
Purchases of treasury stock						(204)	(204)
Disposal of treasury stock						2,935	2,379
Other-net
Change in the term	—	(11)	(26,000)	69,851	43,840	2,731	46,015

Balance at March 31, 2007	81,858	19	994,000	112,981	1,188,858	(77,717)	1,407,903

	Valuation and translation adjustments			Subscription rights to shares	Total net assets
	Net unrealized gain on investments	Deferred gains or loss on hedges	Total Valuation and translation adjustments
Balance at March 31, 2006	84,761	—	84,761	—	1,446,649
Cash dividends (*)					(68,620)
Cash dividends					(45,775)
Reversal of reserve for Specified fixed assets (*)					—
Reversal of reserve for Specified fixes assets					—
Reversal of general reserve (*)					—
Net income					158,235
Purchases of treasury stock					(204)
Disposal of treasury stock					2,379
Other-net	(17,748)	(812)	(18,560)	1,224	(17,336)
Change in the term	(17,748)	(812)	(18,560)	1,224	28,679

Balance at March 31, 2007	67,013	(812)	66,201	1,224	1,475,328

*	Items approved in the Board of Directors held on May 2006.

D. Appropriation of Non-consolidated Retained Earnings

		102nd Fiscal Year
Date Approved at Board of Directors		May 17, 2006

	Notes	Amount (Millions of yen)
Unappropriated retained earnings			43,131
Reversal of voluntary reserves:
Reversal of general reserve:		26,000
Reversal of reserve for specified fixed assets		4	26,004

Total			69,134

Appropriation:
Cash dividends	*1		68,620

Unappropriated retained earnings to be carried forward			515

*1	¥36.0 per share for the year ended March 31, 2006. Interim dividend of ¥22,868 million (¥12.0 per share) has been paid out for the year ended March 31, 2006.

[Significant Accounting Policies]

102nd Fiscal Year				103rd Fiscal Year
1.	Basis and Methods of Valuation for Financial Instruments			1. Basis and Methods of Valuation for Financial Instruments
	(1)	Other securities		(1) Other securities
		a. Securities with market value		a. Securities with market value
		Recorded at market value.		Recorded at market value.

The difference between the cost using the moving average method or amortized cost and market value less deferred taxes is recorded as “Net unrealized gain on investments” in “shareholders’ equity” on the balance sheet.

The difference between the cost using the moving average method or amortized cost and market value less deferred taxes is recorded as “Net unrealized gain on investments” in “Net Assets” on the balance sheet.

		b. Securities with no market value Recorded at cost using the moving average method or amortized cost.		b. Securities with no market value (Same as left)

With respect to investment enterprise partnerships and similar investments in partnerships which are regarded as equivalent to securities in accordance with Paragraph 2, Article 2 of the Securities Exchange Law, the pro rata shares of such partnerships are recorded at net asset values based on the available current financial statements on day of statement of account set forth in the partnership agreements.

	(2)	Stocks of subsidiaries and affiliates		(2) Stocks of subsidiaries and affiliates
		Recorded at cost using the moving average method.		(Same as left)

2. Basis and method of valuation for money held in trust
Accounted for at fair value based on the mark-to-market method

2.	Depreciation and Amortization			3. Depreciation and Amortization
	(1)	Depreciation of tangible fixed assets		(1) Depreciation of tangible fixed assets

Tangible fixed assets are depreciated primarily on the declining balance method, except for buildings acquired after March 31, 1998 which are depreciated on the straight-line method.

The estimated useful lives are generally as follows:

(Same as left)
		Buildings	15 - 50 years	.
		Furniture & fixtures	3 - 10 years

	(2)	Amortization of intangible assets		(2) Amortization of intangible assets
		Intangible assets are amortized over their estimated useful lives primarily on the straight-line method. The useful lives of software were based on those determined internally.		(Same as left)

3.	Translation of Assets and Liabilities Denominated in Foreign Currencies			4. Translation of Assets and Liabilities Denominated in Foreign Currencies
		Financial assets and liabilities denominated in foreign currencies are translated into Japanese yen using exchange rates as of the balance sheet date. Gains and losses resulting from translation are reflected in the income statement.		(Same as left)

102nd Fiscal Year		103rd Fiscal Year
4. Provisions		5. Provisions
(1)	Allowance for doubtful accounts	(1) Allowance for doubtful accounts
	To provide for bad loans, the Company made provisions for doubtful accounts based on an estimate of the uncollectable amount calculated using historical loss ratios or a reasonable estimate based on financial condition of individual borrowers.	(Same as left)

(2)	Accrued bonuses	(2) Reserve for bonus payment
	To prepare for payments of bonuses to employees, the estimated amount was recorded in accordance with the prescribed calculation method.	(Same as left)

5. Leasing Transactions		6. Leasing Transactions
	Financing leases other than those for which the ownership of the leased property are deemed as transfers to the lessee are accounted for primarily as ordinary rental transactions.	(Same as left)

6. Hedging Activities		7. Hedging Activities
(1)	Hedge accounting	(1) Hedge accounting
	Mark-to-market profits and losses on hedging instruments are deferred as assets or liabilities until the profits or losses on the underlying hedged items are realized. Certain eligible foreign currencies denominated monetary items are translated at forward exchange rates and the differences are amortized over the remaining period.	Mark-to-market profits and losses on hedging instruments are deferred until the profits or losses on the underlying hedged items are realized. Certain eligible foreign currencies denominated monetary items are translated at forward exchange rates and the differences are amortized over the remaining period.

(2)	Hedging instruments and hedged item	(2) Hedging instruments and hedged item
	The Company utilizes derivative contracts such as interest rate swaps to hedge the interest rate risk on bonds and other instruments that the Company issued. The Company utilizes currency forward contracts to hedge foreign currency risk on loans	(Same as left)

(3)	Hedging policy	(3) Hedging policy
	As a general rule, the interest rate risk on bonds is fully hedged until maturity and the foreign currency risk on loans is fully hedged until maturity.	(Same as left)

(4)	Valuating the validity of hedging instruments	(4) Valuating the validity of hedging instruments
	The Company regularly verifies the result of risk offsetting by each hedging instrument and hedged item.	(Same as left)

7. Other Important Items as Basis of Financial Statements		8. Other Important Items as Basis of Financial Statements
(1) Accounting for consumption taxes		(1) Accounting for consumption taxes
	Consumption taxes are accounted for based on the tax exclusion method.	(Same as left)

(2) Application of consolidated tax return system		(2) Application of consolidated tax return system
	The Company applies consolidated tax return system.	(Same as left)

[Change in Accounting]

102nd Fiscal Year	103rd Fiscal Year
(Accounting Standards for presentation of Net Assets in the Balance Sheet)

From the year ended March 31,2007,the Company adopted the “Accounting Standards for Presentation of Net Assets in the Balance Sheet(Accounting Standards Board of Japan, December 9, 2005, Corporate Accounting Standards No. 5) and “Implementation Guidance on Accounting Standards for Presentation of Net Assets in the Balance Sheet” (Accounting Standards Board of Japan December 9, 2005, Corporate Accounting Standard Implementation Guidance No. 8).

This adoption had no effect on the statement of income for the year ended March 31, 2007.

The value corresponding to the previous “Shareholders’ Equity” is 1,474,916 million yen

(Accounting Standards for Stock Options,etc,)

From the year ended March 31,2007, the Company adopted the “Accounting Standards for Stock Options etc.” (Accounting Standards Board of Japan, December 27, 2005, Corporate Accounting Standard No. 8), and “Implementation Guidance on Accounting Standards for Stock Option etc.” (Accounting Standards Board of Japan, December 27, 2005, Corporate Accounting Standards Implementation Guidance No. 11).

As a result, “Operating income,” “Ordinary income,” and “Income before income taxes” are reduced by 1,224 million yen.

(Accounting related to corporate bonds)

.	In accounting for cases in which there is a difference between the issue price of bonds and the bond value, previously the difference in the issue price was recognized in full as expense at the time of issue, but, in accordance with the revised “Accounting Standards for Financial Products” (Accounting Standards Board of Japan, August 11, 2006, Corporate Accounting Standard No.10), the Company has shifted to the method of recognizing on the balance sheet an amount calculated based on amortization of the bonds. The related effect on the statement of income for the year ended March 31,2007, is not significant.

(Accounting for Impairment of Fixed Assets)

From the year ended March 31, 2006, the Company adopted Statement of Opinion ,”Accounting for Impairmrnt of Fixed Assets” isuued by the Business Accounting Council on August 9, 2002 and Guidance No.6 “Guidance for Accounting Standard for Impairment of Fixed Assets” issued by the Accountig Standards Board of Japan(“ASB”) on October 31, 32003. This adoption had no effect on the income statement for the year ended March 31, 2006.

[Change in Representation]

102nd Fiscal Year	103rd Fiscal Year
(Non-operating revenue)

“Levareged lease revenue “and “Investment enterprise partnerships revenue” are separately reported from the year ended March 31, 2006, becasuse heir importance rose.

They were inculuded in “Other” (¥1,724million and ¥21 million) for the year ended March 31, 2005.

(Non-operating expenses )

“Investment enterprise partnerships loss” is separately reported from the year ended March 31, 2007, becasuse heir importance rose.They were inculuded in “Other” (¥30million ) for the year ended March 31, 2006.

[Notes to the Financial Statements]

(Balance Sheets)

102nd Fiscal Year		103rd Fiscal Year

*1. Accumulated depreciation on tangible fixed assets:		*1. Accumulated depreciation on tangible fixed assets:

Buildings Furniture & fixtures	¥23,705 million 44,830	Buildings Furniture & fixtures	¥22,949 million 49,800

Total	68,535	Total	72,749

*2.    Securities deposited

The Company loaned investment securities (mainly investments in subsidiaries and affiliates) with a market value of ¥107,632 million based on securities loan contracts which provide borrowers with the rights to resell or repledge the securities.

*2.    Securities deposited

The Company loaned investment securities (mainly investments in subsidiaries and affiliates) with a book value of ¥37,029 million based on securities loan contracts which provide borrowers with the rights to resell or repledge the securities.

3.      Financial guarantee (Note) 1

Principal and coupons of ¥258,200 million bonds issued by Nomura Securities Co., Ltd.

¥258,200 million

Commercial Paper with face value of US$994,132

thousand issued by Nomura Holdings America Inc.

¥116,781 million

Commercial Paper with face value of US$150,000 thousand issued by Nomura International plc and swap transactions worth US$236,168 thousand executed by Nomura International plc

¥45,363 million (Note) 2

3.      Financial guarantee (Note) 1

Principal and coupons of ¥258,200 million bonds issued by Nomura Securities Co., Ltd.

¥258,200 million

Commercial Paper with face value of US$1,461,375 thousand issued by Nomura Holdings America Inc.

¥172,515 million

Commercial Paper with face value of US$564,300 thousand and €452,500 thousand issued by Nomura International plc and derivative transactions worth US$359,710 thousand executed by Nomura International plc

¥180,271 million (Note) 2

Principal and coupons of medium-term notes issued by Nomura Global Funding plc with face value of US$158,000 thousand, and ¥60,950 million.

¥79,510 million (Note) 2

Principal and coupons of medium-term notes issued by Nomura Europe Finance N.V. with face value of US$1,641,200 thousand, €1,086,000 thousand, AU$115,200 thousand, and ¥1,636,100 million.

¥1,993,666 million (Note) 2

Swap transactions worth US$300,046 thousand executed by Nomura Global Financial Products.

¥35,246 million (Note) 2

Principal and coupons of medium-term notes issued by Nomura Global Funding plc with face value of US$158,000 thousand, and ¥1,400 million.

¥20,052 million (Note) 2

Principal and coupons of medium-term notes issued by Nomura Europe Finance N.V. with face value of US$3,272,700 thousand, €2,498,500 thousand, AU$131,200 thousand, and ¥2,033,950 million.

¥2,825,892 million (Note) 2

Swap transactions worth US$251,323 thousand executed by Nomura Global Financial Products Inc.

¥29,669 million (Note) 2

(Note)1 In accordance with Report No. 61 of the Audit Committee of the Japanese Institute of Certified Public Accountants, contracts which are financial guarantees in substance are included above.		(Same as left)

2 Includes co-guarantee with Nomura Securities Co.,
Ltd.

102nd Fiscal Year				103rd Fiscal Year
*4.	Common Stock Authorized number of shares: 6,000,000,000 common stocks Number of shares issued: 1,965,919,860 common stocks			—

*5.	Treasury Stocks			—

	59,822,266 common stocks

*6.	Balance with Subsidiaries and Affiliates Major balances with subsidiaries and affiliates are as follows:		*6.	Balance with Subsidiaries and Affiliates Major balances with subsidiaries and affiliates are as follows:
	Short-term loans receivable	¥1,624,010 million		Short-term loans receivable	¥2,055,790 million
	Accounts receivable	156,719		Accounts receivable	90,229
	Long-term guarantee deposits	49,287		Long-term guarantee deposits	50,847
	Short-term borrowings	1,222,000		Short-term borrowings	1,747,500
	Deposits received	100,871		Deposits received	92,920
	Besides the above-mentioned, other asset with Subsidiaries and Affiliates are ¥41,048 million.			Besides the above-mentioned, other asset with Subsidiaries and Affiliates are ¥37,592 million.

7.	Amounts to be excluded from distributable earnings The amount that was excluded from the calculation of distributable earnings as of March 31, 2006 as determined by Item 3 of Article 124 of the Enforcement Regulations of Commercial Law was ¥84,761 million.		7.	—
			8.

Commitments

The Company has provided commitments to extend subordinated credits to Nomura Securities Co., Ltd.

Total commitment available  ¥750,000 million

Less amount utilized              ¥250,000 million

Balance available                   ¥500,000 million

(Statements of Income)

102nd Fiscal Year			103rd Fiscal Year
*1	“Property and equipment fee revenue” consists of revenue mainly from Nomura Securities Co., Ltd., a subsidiary of the Company, on leasing furniture, fixtures and software.		*1	(Same as left)

*2	“Rent revenue” consists of revenue mainly from Nomura Securities Co., Ltd., a subsidiary of the Company, on renting office accommodation.		*2	(Same as left)

*3	“Royalty on trademark” consists of revenue from Nomura Securities Co., Ltd., a subsidiary of the Company, on the use of the Company’s trademark.		*3	(Same as left)

*4	“Others” includes fees from securities lending and interest received on loans mainly from Nomura Securities Co., Ltd., a subsidiary of the Company.		*4	(Same as left)

*5	Breakdown of Rental and maintenance		*5	Breakdown of Rental and maintenance
	Real estate	¥30,022 million		Real estate	¥34,320 million
	Furniture and fixtures	4,155		Furniture and fixtures	10,561

	Total	34,176		Total	44,880
*6	Breakdown of Data processing and office supplies		*6	Breakdown of Data processing and office supplies
	Data processing	¥23,584 million		Data processing	¥31,019 million
	Office supplies	2		Office supplies	3

	Total	23,586		Total	31,022
*7	Breakdown of Others		*7	Breakdown of Others
	Training and data	¥2,236 million		Training and data	¥2,641 million
	Water and electricity	768		Water and electricity	920
	Others	2,386		Others	1,824

	Total	5,389		Total	5,385
*8

Balance with Subsidiaries and Affiliates

Operating revenue from subsidiaries and affiliates:

¥220,375 million

Operating expenses to subsidiaries and affiliates:

¥53,942 million

Non-operating expenses to subsidiaries and affiliates:

¥98 million

			*8

Balance with Subsidiaries and Affiliates

Operating revenue from subsidiaries and affiliates:

¥339,169 million

Operating expenses to subsidiaries and affiliates:

¥76,847 million

Non-operating revenue to subsidiaries and affiliates:

¥1,210million

Non-operating expenses to subsidiaries and affiliates:

¥1,671million

(Statement of Changes in Net Assets)

103rd Fiscal Year from April 1, 2006 to March 31, 2007
Treasury Stock
Type of shares	Common stock
End of prior year	59,822,266 shares
Increase	89,517 shares
Decrease	2,181,412 shares
End of current year	57,730,371 shares

(Summary of reasons for change)

The principal reasons for increase were as follows:

Increase related to requests to purchase shares less than full trading units	89,517 shares

The principal reasons for decrease were as follows:

Reduction related to exercise of stock acquisition rights	2,172,000 shares
Reduction related to buying to complete full trading units	9,412 shares

(Leasing Transactions)

102nd Fiscal Year				103rd Fiscal Year
1.	Financing leases other than those for which the ownership of the leased property are deemed as transfers to the lessee are as follows:			1.	Financing leases other than those for which the ownership of the leased property are deemed as transfers to the lessee are as follows:

	(1)	Acquisition cost of the leased property, accumulated depreciation and the year-end balance (See Note below.)			(1)	Acquisition cost of the leased property, accumulated depreciation and the year-end balance (See Note below.)
			Furniture and fixtures				Furniture and fixtures
		Acquisition cost	¥1,179 million			Acquisition cost	¥1,023 million
		Accumulated depreciation	741			Accumulated depreciation	828

		Year-end balance	438			Year-end balance	195

	(2)	Closing balance of the obligation under lease (See Note below.)			(2)	Closing balance of the obligation under lease (See Note below.)
		One year or less	¥284 million			One year or less	¥173 million
		More than one year	154			More than one year	23

		Total	438			Total	195

	(3)	Lease payments and depreciation expense			(3)	Lease payments and depreciation expense
		Lease payments	¥379 million			Lease payments	¥298 million
		Depreciation expense	¥379 million			Depreciation expense	¥298 million

	(4)	The method of calculating the depreciation expense The amount equivalent to the depreciation expense is calculated by straight-line method, the useful life being the lease period and no (zero) salvage value.			(4)	(Same as left)

	(Note)	The acquisition cost and the closing balance are calculated by the interest inclusion method in accordance with the regulations of Item 2, Article 8-6 of the “Regulations Concerning the Terminology, Forms and Preparation Methods of Financial Statements” because their percentage against the year-end balance of tangible fixed assets was low.			(Note)	(Same as left)

(Securities Held)

(1)	Bonds Held to Maturity

None

(2)	Stocks of Subsidiaries and Affiliates with Market Value (Millions of yen)

	102nd Fiscal Year			103rd Fiscal Year
	Book Value	Market Value	Difference	Book Value	Market Value	Difference
Subsidiaries	—	—	—	—	—	—
Affiliates	45,877	124,158	78,281	45,800	108,546	62,746

(3) Other Securities with Market Value (Millions of yen)

	102nd Fiscal Year			103rd Fiscal Year
	Cost	Book Value	Difference	Cost	Book Value	Difference
Securities whose book value exceeds cost
Equities	54,350	195,098	140,748	51,927	161,334	109,407
Bonds	—	—	—	—	—	—
Others	18,491	21,517	3,027	13,253	17,671	4,418

Subtotal	72,841	216,615	143,774	65,180	179,005	113,825

Securities whose book value does not exceed cost
Equities	920	711	(208)	1,611	1,429	(182)
Bonds	—	—	—	—	—	—
Others	4,000	3,990	(10)	4,001	3,928	(73)

Subtotal	4,920	4,701	(218)	5,612	5,357	(255)

Total	77,760	221,317	143,556	70,791	184,362	113,570

(4) Securities without Market Value (except those referred in (1) and (2) above)

	102nd Fiscal Year	103rd Fiscal Year
	Book Value (Millions of yen)	Book Value (Millions of yen)
Bonds Held to Maturity	—	—
Other Securities	39,438	50,431
Recorded as Fixed Asset	39,438	50,431
Equities (Unlisted equities, etc.)	22,929	27,466
Bonds (Unlisted bonds, etc.)	—	—
Others	16,509	22,965
Other securities of subsidiaries and affiliates	12,803	16,426
Other	3,706	6,539

(Derivative Transactions)

Statement on derivative transactions is omitted as hedge accounting is applied.

(Tax Effect Accounting)

102nd Fiscal Year		103rd Fiscal Year
1. Breakdown of deferred tax assets and liabilities		1. Breakdown of deferred tax assets and liabilities
Deferred tax assets		Deferred tax assets
Loss on devaluation of securities	¥115,808 million	Loss on devaluation of securities	¥142,585 million
Net operating loss	6,814	Loss on devaluation of fixed assets	4,135
Loss on devaluation of fixed assets	4,132	Net operating loss	1,135
Others	3,338	Others	3,764
Sub Total deferred tax assets	130,092	Sub Total deferred tax assets	151,618
Valuation reserve	(28,715)	Valuation reserve	(35,063)
Total deferred tax assets	101,377	Total deferred tax assets	116,556
Deferred tax liabilities		Deferred tax liabilities
Net unrealized gain on investments	(58,902)	Net unrealized gain on investments	(46,568)
Reserve for specified fixed assets	(18)	Reserve for specified fixed assets	(13)
Others	(13)	Others	(9)

Total deferred tax liabilities	(58,933)	Total deferred tax liabilities	(46,590)

Net deferred tax assets	42,445	Net deferred tax assets	69,965

2. Major differences between the statutory effective tax rate and the corporate tax rate after tax effect accounting application		2. Major differences between the statutory effective tax rate and the corporate tax rate after tax effect accounting application
Statutory effective tax rate	41.0%	Statutory effective tax rate	41.0%
(Adjustments)		(Adjustments)
Permanent differences excluded from revenues	(247.4)	Permanent differences excluded from revenues	(46.9)
Permanent differences excluded from expenses	9.2	Permanent differences excluded from expenses	0.3
Valuation reserve	180.0	Valuation reserve	3.3
Others	5.2	Others	1.1

Corporate tax rate after tax effect accounting	(12.0)	Corporate tax rate after tax effect accounting	(1.4)

(Information on Per Share Data)

102nd Fiscal Year		103rd Fiscal Year
Shareholders’ equity per share	¥758.96	Shareholders’ equity per share	¥772.51

Net income per share	¥9.34	Net income per share	¥82.97

Net income per share – diluted	¥9.32	Net income per share – diluted	¥82.59

(Note) The base data for calculating net income per share are as follows:

	102nd Fiscal Year	103rd Fiscal Year
Net income per share
Net income (Millions of yen)	17,878	158,235
Amount which does not belong to shareholders of common stock (Millions of yen)	—	—
Net income which belong to common stock (Millions of yen)	17,878	158,235
Average number of common stock during the fiscal year (Thousands of shares)	1,914,912	1,907,211

Net income per share – diluted
Adjustment on net income (Millions of yen)	—	—
Increase of common stock (Thousands of shares)	4,096	8,629
(Increase due to stock acquisition right (Thousands of shares))	4,096	8,629

Common stock equivalents which are not included in the net income per share – diluted as they have no dilutive effect	(Stock Acquisition Right) Stock Acquisition Right No.1 —

[Significant Subsequent Events]

102nd Fiscal Year	103rd Fiscal Year
None	None

(3) Others

None

[Translation]

Report of Independent Auditors

June 28, 2006

The Board of Directors

Nomura Holdings, Inc.

Ernst & Young ShinNihon

Michiyoshi Sakamoto

Certified Public Accountant

Designated and Operating Partner

Koichi Hanabusa

Certified Public Accountant

Designated and Operating Partner

Hiroki Matsumura

Certified Public Accountant

Designated and Operating Partner

We have audited the consolidated financial statements of Nomura Holdings, Inc. (the “Company”) included in the “financial condition” section for the consolidated fiscal period from April 1, 2005 to March 31, 2006 which comprise the consolidated balance sheet, the consolidated statements of income, shareholders’ equity, comprehensive income and cash flows, and the supplementary consolidated financial schedules pursuant to the audit requirement of the rule specified in the Article 193-2 of Securities and Exchange Law. These consolidated financial statements are the responsibility of the Company’s management and our responsibility is to independently express an opinion on these consolidated financial statements.

We conducted our audit in accordance with auditing standards generally accepted and applied in Japan. Those standards require that we obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes, examining on a test basis, assessing the accounting principles used and its application method and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Nomura Holdings, Inc. and subsidiaries as of March 31, 2006, and the consolidated results of their operations and their cash flows for the consolidated year then ended in conformity with accounting principles generally accepted in the United States of America (refer to Notes 1 to the consolidated financial statements).

We have no interest in the Company which should be disclosed under the provisions of the Certified Public Accountants Law.

*	Above is an electronic version of the original report of auditors and the Company (the company submitting securities report) maintains the original report.

[Translation]

Report of Independent Auditors

June 27, 2007

The Board of Directors

Nomura Holdings, Inc.

Ernst & Young ShinNihon

Koichi Hanabusa

Certified Public Accountant

Designated and Operating Partner

Hiroki Matsumura

Certified Public Accountant

Designated and Operating Partner

Yuichiro Sakurai

Certified Public Accountant

Designated and Operating Partner

We have audited the consolidated financial statements of Nomura Holdings, Inc. (the “Company”) included in the “financial condition” section for the consolidated fiscal period from April 1, 2006 to March 31, 2007 which comprise the consolidated balance sheet, the consolidated statements of income, shareholders’ equity, comprehensive income and cash flows, and the supplementary consolidated financial schedules pursuant to the audit requirement of the rule specified in the Article 193-2 of Securities and Exchange Law. These consolidated financial statements are the responsibility of the Company’s management and our responsibility is to independently express an opinion on these consolidated financial statements.

We conducted our audit in accordance with auditing standards generally accepted and applied in Japan. Those standards require that we obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes, examining on a test basis, assessing the accounting principles used and its application method and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Nomura Holdings, Inc. and subsidiaries as of March 31, 2007, and the consolidated results of their operations and their cash flows for the consolidated year then ended in conformity with accounting principles generally accepted in the United States of America (refer to Notes 1 to the consolidated financial statements).

We have no interest in the Company which should be disclosed under the provisions of the Certified Public Accountants Law.

*	Above is an electronic version of the original report of auditors and the Company (the company submitting securities report) maintains the original report.

[Translation]

Report of Independent Auditors

June 28, 2006

The Board of Directors

Nomura Holdings, Inc.

Ernst & Young ShinNihon

Michiyoshi Sakamoto

Certified Public Accountant

Designated and Operating Partner

Koichi Hanabusa

Certified Public Accountant

Designated and Operating Partner

Hiroki Matsumura

Certified Public Accountant

Designated and Operating Partner

We have audited the financial statements of Nomura Holdings, Inc. (the “Company”) included in the “financial condition” section for its 102th fiscal period from April 1, 2005 to March 31, 2006 which comprise the balance sheet, the statements of income and appropriation of retained earnings, and the supplementary financial schedules pursuant to the audit requirement of the rule specified in the Article 193-2 of Securities and Exchange Law. These financial statements are the responsibility of the Company’s management and our responsibility is to independently express an opinion on these financial statements.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes, examining on a test basis, assessing the accounting principles used and its application method and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nomura Holdings, Inc. as of March 31, 2006, and the results of its operations for the year then ended in conformity with accounting principles generally accepted in Japan.

We have no interest in the Company which should be disclosed under the provisions of the Certified Public Accountants Law.

*	Above is an electronic version of the original report of auditors and the Company (the company submitting securities report) maintains the original report.

[Translation]

Report of Independent Auditors

June 27, 2007

The Board of Directors

Nomura Holdings, Inc.

Ernst & Young ShinNihon

Koichi Hanabusa

Certified Public Accountant

Designated and Operating Partner

Hiroki Matsumura

Certified Public Accountant

Designated and Operating Partner

Yuichiro Sakurai

Certified Public Accountant

Designated and Operating Partner

We have audited the financial statements of Nomura Holdings, Inc. (the “Company”) included in the “financial condition” section for its 103th fiscal period from April 1, 2006 to March 31, 2007 which comprise the balance sheet, the statements of income and appropriation of retained earnings, and the supplementary financial schedules pursuant to the audit requirement of the rule specified in the Article 193-2 of Securities and Exchange Law. These financial statements are the responsibility of the Company’s management and our responsibility is to independently express an opinion on these financial statements.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes, examining on a test basis, assessing the accounting principles used and its application method and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nomura Holdings, Inc. as of March 31, 2007, and the results of its operations for the year then ended in conformity with accounting principles generally accepted in Japan.

We have no interest in the Company which should be disclosed under the provisions of the Certified Public Accountants Law.

*	Above is an electronic version of the original report of auditors and the Company (the company submitting securities report) maintains the original report.